3/21

07021984

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cordero Energy Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 2 3 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34983

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dew

DAT : 3/21/07

FILE No: 82-34983

ARIS
12-31-06

CORDERO ENERGY INC

RENEWAL ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

March 9, 2007

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS 3
ABBREVIATIONS 3
ADVISORY 4
CORDERO ENERGY INC 4
DESCRIPTION OF THE BUSINESS AND OPERATIONS 5
STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION 7
CAPITAL STRUCTURE 17
DIVIDENDS 18
INDUSTRY CONDITIONS AND RISK FACTORS 18
SELECTED FINANCIAL INFORMATION 19
NEW ACCOUNTING PRONOUNCEMENTS 20
MARKET FOR SECURITIES 20
DIRECTORS AND OFFICERS 20
TRANSFER AGENT AND REGISTRAR 22
INTERESTS OF EXPERTS 22
ADDITIONAL INFORMATION 22
APPENDIX A – Management's Discussion and Analysis for the Year Ended December 31, 2006 23
APPENDIX B – Audited Financial Statements and Notes as at and for the Year Ended December 31, 2006 44
APPENDIX C – Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information 57
APPENDIX D – Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor 58
APPENDIX E – Audit and Finance Committee Information 59

GLOSSARY OF TERMS

In this Annual Information Form, the following words and phrases have the meanings set forth below, unless the context otherwise requires:

"**AIF**" means the Annual Information Form of the Company dated March 9, 2007;

"**CBM**" means coalbed methane;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Share**" means a common share in the capital of the Company;

"**Cordero**" or "**the Company**" or "**the Corporation**" means Cordero Energy Inc., a corporation incorporated under the laws of the Province of Alberta;

"**crude oil**" or "**oil**" means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"**gross acres**" means the total number of acres in which the Company has an interest;

"**natural gas**" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. Natural gas reserve estimates are reported on a marketable basis, that is gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"**natural gas liquids** " or "**NGLs**" mean those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"**net acres**" means gross acres multiplied by the Company's percentage working interest therein;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated February 15, 2007, evaluating the petroleum and natural gas reserves of the Corporation as at December 31, 2006; and

"**working interest**" means the net interest held by the Company in an oil and natural gas property which normally earns its proportionate share of the production and bears its proportionate share of the costs of exploration, development and operation as well as any royalties or other production burdens.

All dollar amounts set forth in this AIF are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

The following abbreviations are used in this AIF to represent the following terms:

"**API**" means the American Petroleum Institute;

"**API gravity**" means the method of expressing the specific gravity of crude oil in degrees;

"**bbl**" means barrel; "**bbls**" means barrels; and "**bbl/d**" means barrels per day;

"**Bcf**" means billion cubic feet;

"**boe**" means barrels of oil equivalent, with natural gas converted at 6 Mcf per barrel of oil (6:1) unless otherwise stated;

"**boe/d**" means barrels of oil equivalent per day;

"**Mbbl**" means thousands of barrels;

"**Mboe**" means thousands of barrels of oil equivalent;

"**MMboe**" means millions of barrels of oil equivalent;

"**Mcf**" means thousand cubic feet; and "**Mcf/d**" means thousand cubic feet per day;

"**MMbtu**" means million British thermal units;

"**MMcf**" means million cubic feet; and "**MMcf/d**" means million cubic feet per day;

"**NGL**" means natural gas liquids; and

"**WTI**" means West Texas Intermediate crude oil delivered at Cushing, Oklahoma.

ADVISORY

In the interests of providing Cordero shareholders and potential investors with information regarding Cordero, including management's assessment of Cordero's future plans and operations, certain disclosures contained in this document are forward-looking. Forward-looking statements include, but are not limited to: Cordero's internal projections; expectations or beliefs concerning future operating results and various components thereof; the production and growth potential of its various assets; estimated total production and production growth for 2007 and beyond; the sources, deployment and allocation of expected capital in 2007 and beyond; the success of future development drilling prospects; business prospects and strategies of the Company; and anticipated financial performance. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance. The forward-looking statements contained herein are as of March 9, 2007 and are subject to change after this date.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. These factors include, but are not limited to: the availability and price of energy commodities; the effects of competition and pricing pressures; risks and uncertainties involving the geology of crude oil and natural gas; operational risks in exploring for, developing and producing crude oil and natural gas; the uncertainty of estimates and projections relating to production, costs and expenses; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global, economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, and the Company's anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, product transportation, fiscal, environmental and regulatory laws; and health, safety and environmental risks may affect projected reserves and resources and anticipated earnings or assets. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future. For further information see "Industry Conditions and Risk Factors".

The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information, except as required by applicable securities laws.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

In regards to finding, development and acquisition (FD&A) costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in the estimated future development costs generally will not reflect FD&A costs related to reserve additions for that year.

CORDERO ENERGY INC.

Cordero is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane and Belly River sand assets in central Alberta and conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Corporation commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Corporation under a plan of arrangement involving Resolute Energy Inc. (Resolute) and Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp.

Cordero's head and registered office is located at 2400 Bow Valley Square 3, 255-5th Avenue SW, Calgary, Alberta, T2P 3G6.

General Information

The Corporation has one wholly owned subsidiary, Cordero Finance Corp, a presently inactive company incorporated under the laws of the Province of Alberta on March 30, 2005.

As at December 31, 2006 the Corporation had 23 employees, all situated in Calgary, Alberta.

History

Cordero was formed through a plan of arrangement that closed on April 29, 2005. In exchange for the oil and gas properties transferred from Resolute, former Resolute shareholders received a total of 20,347,222 common shares of Cordero, as well as the same number of arrangement warrants, of which most were exercised for 1,861,190 common shares.

On April 29, 2005 the Corporation issued 1,916,376 common shares and the same number of performance warrants in conjunction with an initial private placement to employees, officers and directors for total gross proceeds of $5.5 million. Also issued to participants in this private placement were 725,900 performance shares. For more information regarding the terms and conditions attached to the Cordero Shares, Warrants and Performance Shares, see "Description of Share Capital".

On April 30, 2005, pursuant to the plan of arrangement, Cordero acquired certain oil and gas properties from Resolute, including 27,400 net acres in Malmo and 68,300 net acres of undeveloped land in Alberta and British Columbia. Approximately one-half of the Malmo acreage was developed and production from the area at the time was 683 boe/d.

General Development of the Business

On June 6, 2005 the Company closed a bought-deal share issuance whereby 3.0 million common shares were issued at a price of $4.65 per share for total gross proceeds of $13.95 million.

On November 29, 2005 Cordero issued 2.6 million common shares on a bought-deal basis at an issue price of $5.80 per share for total gross proceeds of $15.1 million.

On June 2, 2006 a bought-deal equity offering was completed whereby 2.75 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million.

On November 9, 2006 Company closed a flow-through common share issuance for 1.2 million shares at $8.80/share for total gross proceeds of $10.56 million. Pursuant to this flow-through share arrangement, the Company is required to incur exploration costs equal to the gross proceeds, prior to December 31, 2007. At December 31, 2006 approximately $2.8 million of costs required to fulfill the Company's flow-through share commitments have been incurred.

The funds from these financings were applied to Cordero's exploration and development activities and general corporate purposes.

Recent Developments

Events subsequent to December 31, 2006 are discussed under "Description of the Business and Operations".

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

Cordero's objective is to provide its shareholders with the opportunity to participate in growth in reserves, production and value through coalbed methane and conventional sand development at Malmo and exposure to higher risk, higher impact exploration in British Columbia and Alberta.

The cornerstone of the Company's strategy is its strong balance sheet, maintained through prudent financing, a comprehensive risk management program and a low cost profile. Cordero continues to develop its Malmo and Buffalo Lake area, where the Company has had a 100% drilling success rate since inception and currently has 130 future locations identified. Cordero is actively pursuing further growth through generating exploration prospects within the Company's area of technical expertise, capitalizing on its financial leverage to pursue acquisitions with a strategic fit and capturing opportunities in a weaker commodity price environment such as land and farmin opportunities in focus areas.

The 2007 capital budget is set at $50-55 million with at least with approximately two-thirds dedicated to development at Malmo and the remainder allocated to exploration activities.

Principal Properties

Coalbed Methane and Belly River Development

Malmo, Alberta

Malmo is located approximately 65 kilometres northeast of Red Deer, Alberta. Since December 31, 2005 this area has been expanded to include a southern portion, occasionally referred to as Buffalo Lake but still considered to be part of the Malmo core area. During 2006 the Company significantly expanded its landholdings, primarily in the southern area, acquiring an additional 19,700 acres. At December 31, 2006 the land base was 57,830 (50,580 net) acres, of which approximately 35% was undeveloped. During the current year 51 (46.5 net) wells were drilled at a 100% success rate and extensive pipelining and compression installation projects were completed. Currently the Company has over 10,000 hp of compression equipment operating throughout the area. The Company's interests in the Malmo facilities range from 83% to 100% and Cordero maintains 100% operatorship. The Company also has an 11% interest in a gas processing facility operated by a third party.

The Malmo property represented approximately 94% of total reserves with 49,500 MMcf of proved reserves and 73,490 MMcf of proved plus probable reserves in the independent evaluation prepared by Sproule. Production from Malmo averaged approximately 2,850 boe/d, representing 92% of total 2006 production.

The Company currently has over 130 drilling locations identified in the area and is currently drilling the second of a 10-well development program.

Conventional Exploration and Development Properties

Willesden Green, Alberta
At December 31, 2006 Cordero held a 100% interest in 1,280 acres of land in this area located 50 kilometres west of Red Deer. The Company currently has 3 (3.0 net) producing wells on the property which represented all of the Company's oil production for the year.

The Company is reviewing options for another development well.

Knopcik, Alberta
The Knopcik property is located 50 kilometers northwest of Grande Prairie, Alberta where at December 31, 2006, the Corporation had a 92% working interest in 14,240 acres. The Company has 1 (1.0 net) producing gas well that was drilled in 2005, tied-in in January 2006 and produced an average of 30 boe/d in the year. In March 2006 the Company drilled a 25% interest Nikanassin gas well which was deemed non-commercial and is currently suspended.

The Company is currently reviewing additional opportunities in this area.

Karr, Alberta
Karr is located approximately 60 kilometres south of Grande Prairie. Pursuant to a farmout agreement with a third party for one well Cordero obtained a 49% working interest in a Gething well which commenced production in December 2006. Approximate net production to Cordero is currently 190 boe/d.

The Company is currently reviewing options for a follow-up well.

Clear Hills, Alberta
At December 31, 2006 the Company held a 100% interest in 39,680 acres in this area which is 80 kilometers northeast of Fort St. John, British Columbia. During 2006 7 (7.0 net) wells were drilled in the area. Four wells were cased as potential gas wells and 3 were dry and abandoned. One well was subsequently completed and flow tested, currently demonstrating encouraging rates from two intervals. A completion in the Taylor Flat interval was undertaken on another well and testing and reservoir evaluation is ongoing.

In 2007 an additional 3 (3.0 net) wells were drilled and all were dry and abandoned. Further development in this area will depend on the results of the wells currently under evaluation.

Trutch, British Columbia
At December 31, 2006 Cordero held 18,600 (15,700 net) acres of land in this area, approximately 170 kilometers north of Fort St. John. The Company did not drill any wells on these lands in 2006 although work is underway to tie-in an existing well.

The Company has several exploration targets here which include opportunities for the Bluesky, A Marker and Halfway zones. An exploration plan for Trutch is currently being developed

Other Exploration Properties
The Company has several significant exploratory opportunities in its inventory at Goose River, Knopcik, Bigoray and Tupper.

Facilities

The Corporation has an interest in one third-party operated natural gas plant located in Alberta. The Corporation also has interests in numerous well site facilities such as pumpjacks, tanks, metres and well site compressors as well as pipelines, compressor stations and satellites required to gather production and transport it to the central processing facilities. All of these facilities are typical of those used in Canadian oil and gas operations. The Corporation's interests in plants and facilities range from 11% to 100%.

STATEMENT OF RESERVE DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the Statement) was prepared by Sproule Associates Limited. It is dated February 15, 2007, has an effective date of December 31, 2006 and was prepared December 2006 to February 2007. As of the preparation date, Sproule was not aware of any new information (other than commodity pricing assumptions which may differ from those used in their analysis), which could materially impact their evaluation.

Disclosure of Reserves Data

The reserves data set forth below (Reserves Data) is based upon an evaluation by Sproule (the reserve report) with an effective date of December 31, 2006. The Reserves Data summarizes the oil, liquids and natural gas reserves of Cordero and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs, before and after taxes. The Reserves Data conforms to the standards in the COGE handbook and requirements of National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51). Additional information not required by NI 51 has been presented to provide continuity and additional information which management believes is important to the readers of this information. Cordero engaged Sproule to provide an evaluation of proved and proved plus probable reserves. The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this annual information form. The estimated future net revenues from the production of the disclosed oil and natural gas reserves may not represent the fair market value of these reserves. For purposes of reporting production volumes as barrels of oil equivalent (boe), amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1).

All of Cordero's reserves at December 31, 2006 were located in Canada, and specifically in the provinces of Alberta and British Columbia.

Reserves Data (Constant Prices and Costs)

	Conventional Natural Gas (associated & non-associated)		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	7,348	6,040	20,304	17,308	130	116	26	18
Developed Non-producing	5,101	4,208	2,970	2,482	-	-	25	19
Undeveloped	813	742	16,312	14,083	-	-	-	-
Total Proved	13,262	10,990	39,586	33,873	130	116	51	37
Probable	3,653	3,023	21,601	18,621	68	60	21	15
Total Proved Plus Probable	16,915	14,012	61,187	52,494	198	176	72	51

Net Present Value of Future Net Revenue (Constant Prices and Costs)

	Before Income Taxes Present Worth Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved					
Developed Producing	122,918	107,579	95,797	86,509	79,025
Developed Non-producing	27,212	23,221	20,121	17,658	15,664
Undeveloped	38,278	26,887	18,768	12,824	8,370
Total Proved	188,408	157,687	134,686	116,991	103,059
Probable	95,560	66,839	48,700	36,671	28,357
Total Proved Plus Probable	283,968	224,526	183,386	153,661	131,416

	After Income Taxes Present Worth Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved					
Developed Producing	122,918	107,579	95,797	86,509	79,025
Developed Non-producing	19,441	16,487	14,228	12,457	11,038
Undeveloped	28,447	18,869	12,120	7,230	3,603
Total Proved	170,806	142,935	122,145	106,195	93,666
Probable	68,602	46,990	33,563	24,777	18,772
Total Proved Plus Probable	239,407	189,925	155,708	130,972	112,437

Total Future Net Revenue Undiscounted (Constant Prices and Costs)

Reserves Category ($000s)	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved	336,099	44,561	62,642	36,052	4,437	188,407	17,602	170,806
Proved Plus Probable	493,754	64,743	93,566	46,547	4,931	283,968	44,560	239,407

Net Present Value of Future Net Revenue by Production Group (Constant Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($000s)
Proved	Unconventional natural gas (CBM)	87,153
	Conventional natural gas (including associated by-products)	35,238
	Conventional light and medium crude oil (including solution gas and associated by-products)	6,629
Proved Plus Probable	Unconventional natural gas (CBM)	124,570
	Conventional natural gas (including associated by-products)	43,920
	Conventional light and medium crude oil (including solution gas and associated by-products)	8,978

Summary of Pricing Assumptions (Constant Prices and Costs)

The following table sets out the constant prices, as at December 31, 2006, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

WTI Cushing Oklahoma ($US/bbl)	Edmonton Price 40° API ($Cdn/bbl)	Cromer Medium Par 29.3° API ($Cdn/bbl)	Natural Gas at AECO ($Cdn/ MMbtu)	Butanes at Edmonton ($Cdn/bbl)	Pentanes Plus at Edmonton ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
61.05	67.59	62.45	6.13	54.00	71.51	0.858

Cordero's weighted average prices received in 2006 after quality/heating value differentials were $6.36/Mcf for natural gas and $71.02/bbl for oil and NGLs.

Reserves Data (Forecast Prices and Costs)

	Conventional Natural Gas (associated & non-associated)		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)
Proved								
Developed Producing	7,349	6,041	20,306	17,310	130	116	26	18
Developed Non-producing	5,105	4,212	2,970	2,482	-	-	25	19
Undeveloped	813	742	16,312	14,083	-	-	-	-
Total Proved	13,267	10,994	39,588	33,875	130	116	51	37
Probable	3,657	3,026	21,599	18,620	68	60	21	15
Total Proved Plus Probable	16,924	14,020	61,187	52,494	198	176	72	51

Net Present Value of Future Net Revenue (Forecast Prices and Costs)

	Before Income Taxes Present Worth Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved					
Developed Producing	160,009	140,079	124,808	112,782	103,095
Developed Non-producing	37,669	32,329	28,182	24,886	22,215
Undeveloped	61,403	45,742	34,563	26,347	20,155
Total Proved	259,081	218,150	187,553	164,015	145,465
Probable	132,150	92,252	67,376	51,032	39,815
Total Proved Plus Probable	391,230	310,402	254,929	215,047	185,280

	After Income Taxes Present Worth Discounted at				
($000s)	0%	5%	10%	15%	20%
Proved					
Developed Producing	150,596	131,807	117,468	106,215	97,176
Developed Non-producing	26,721	22,635	19,501	17,038	15,061
Undeveloped	45,384	32,704	23,744	17,220	12,347
Total Proved	222,700	187,145	160,713	140,473	124,584
Probable	97,130	66,790	48,103	35,939	27,652
Proved Plus Probable	319,830	253,935	208,815	176,411	152,236

Total Future Net Revenue Undiscounted (Forecast Prices and Costs)

Reserves Category ($000s)	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Proved	434,362	62,743	70,638	36,366	5,534	259,081	36,381	222,700
Proved Plus Probable	645,832	91,650	109,261	47,111	6,580	391,230	71,401	319,830

Net Present Value of Future Net Revenue by Production Group (Forecast Prices and Costs)

Reserves Category	Production Group	Future Net Revenues Before Income Taxes (Discounted at 10%/year) ($000s)
Proved	Coalbed methane	125,881
	Conventional natural gas (including associated by-products)	48,837
	Light and medium crude oil (including solution gas and associated by-products)	7,168
Proved Plus Probable	Coalbed methane	179,273
	Conventional natural gas (including associated by-products)	60,143
	Light and medium crude oil (including solution gas and associated by-products)	9,594

Summary of Pricing and Inflation Rate Assumptions (Forecast Prices and Costs)

The following table sets out historical and forecasted benchmark prices, reflected in the Reserves Data. These price assumptions were provided to Cordero by Sproule, Cordero's independent qualified evaluator.

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40°API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/ MMbtu)	Butanes F.O.B Field Gate ($Cdn/bbl)	Pentanes Plus F.O.B Field Gate ($Cdn/bbl)	Inflation Rate[(1)] % Year	Exchange Rate[(2)] ($US/$Cdn)
Historical								
2002	26.09	40.12	35.46	4.04	25.39	40.80	2.7	0.637
2003	31.14	43.23	37.53	6.66	34.55	44.16	2.5	0.716
2004	41.42	52.91	45.72	6.87	41.37	53.91	1.3	0.770
2005	56.46	69.29	57.36	8.58	45.20	69.13	1.6	0.826
2006	66.09	73.31	62.35	7.16	59.32	75.03	2.0	0.882
Forecast								
2007	65.73	74.10	63.72	7.72	55.23	75.88	5.0	0.870
2008	68.82	77.62	66.75	8.59	57.85	79.49	4.0	0.870
2009	62.42	70.25	60.41	7.74	52.36	71.94	3.0	0.870
2010	58.37	65.56	56.38	7.55	48.87	67.14	2.0	0.870
2011	55.20	61.90	53.24	7.72	46.14	63.40	2.0	0.870

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Reconciliation of Changes in Net Reserves and by Principal Product Type (Forecast Prices and Costs)

	Conventional Light/Medium Oil			Conventional Natural Gas (associated, non-associated)		
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	184	29	213	9,856	2,587	12,443
Extensions	-	-	-	456	137	593
Improved recovery	-	-	-	-	-	-
Technical revisions	(34)	32	(2)	(2,173)	(712)	(2,885)
Discoveries	-	-	-	4,514	1,016	5,530
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	-	-	-	-	-	-
Production	(35)	-	(35)	(1,659)	(1)	(1,660)
December 31, 2006	116	60	176	10,994	3,026	14,020

Factors	Coalbed Methane Gas Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Barrels of Oil Equivalent[1] Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
December 31, 2005	25,938	9,374	35,312	6,150	2,022	8,172
Extensions	10,778	8,698	19,476	1,872	1,473	3,345
Improved recovery	-	-	-	-	-	-
Technical revisions	668	551	1,219	(285)	5	(280)
Discoveries	-	-	-	752	170	922
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	-	-	-	-	-	-
Production	(3,510)	(2)	(3,512)	(897)	-	(897)
December 31, 2006	33,874	18,620	52,494	7,594	3,668	11,262

(1) Reconciliation does not include NGLs.

Reconciliation of Changes in Net Present Values of Future Net Revenue After Tax Attributable to Net Proved Reserves Discounted at 10% per Year (Constant Prices and Costs)

Period and Factor	2006 ($000s)
Estimated future net revenue at beginning of year	158,698
Sales and transfers of oil and gas produced, net of production costs and royalties	(15,913)
Net changes in prices, production costs and royalties related to future production	(80,422)
Changes in previously estimated development costs incurred during the period	(8,884)
Changes in estimated future development costs	(32,775)
Extensions and improved recovery	48,297
Discoveries	18,907
Acquisition of reserves	-
Dispositions of reserves	-
Net change resulting from revisions in quantity estimates	(7,469)
Economic factors	-
Accretion of discount	20,312
Net change in income taxes for current period	9,728
Net changes in income taxes for future forecast	14,624
Other changes	(2,958)
Estimated future net revenue at end of year	122,145

Undeveloped Reserves

At December 31, 2006, 32% of Cordero's total proved reserves and 50% of Cordero's total probable reserves were undeveloped. Substantially all undeveloped reserves are attributable to 2007 and 2008 drilling locations at Malmo. The following table illustrates the volume of proved and probable undeveloped reserves (forecast prices and costs) by product type:

	Conventional Natural Gas		Unconventional Natural Gas (CBM)		Conventional Light and Medium Oil		Conventional Natural Gas Liquids	
Reserve Category	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)
Proved Undeveloped	813	742	16,312	14,083	-	-	-	-
Probable Undeveloped	406	371	12,420	10,784	-	-	-	-
Total Undeveloped	1,219	1,113	28,732	24,867	-	-	-	-

At December 31, 2005, 42% of Cordero's total proved reserves were undeveloped and 46% of Cordero's total probable reserves were undeveloped. All undeveloped reserves were attributable to 2006 drilling locations at Malmo, with the exception of one well at Willesden Green which was also drilled in 2006. The following table illustrates the volume of proved and probable undeveloped reserves (forecast prices and costs) by product type:

Reserve Category	Natural Gas (non-associated & associated) Gross (MMcf)	Net (MMcf)	Natural Gas (solution) Gross (MMcf)	Net (MMcf)	Light and Medium Oil Gross (Mbbl)	Net (Mbbl)	Natural Gas Liquids Gross (Mbbl)	Net (Mbbl)
Proved Undeveloped	17,097	14,876	289	202	161	123	13	9
Probable Undeveloped	6,379	5,570	43	30	24	18	2	1
Total Undeveloped	23,476	20,446	332	232	185	141	15	10

Significant Factors or Uncertainties

Significant economic factors or uncertainties that may potentially affect particular components of the reserves data as presented in this document are discussed in the Management's Discussion and Analysis in Appendix A.

Future Development Costs

The following table sets forth estimated future development costs deducted in the estimation of Cordero's future net revenue attributable to the reserve categories noted below:

	Constant Prices and Costs ($000s)		Forecast Prices and Costs ($000s)	
Year	Proved	Proved plus Probable	Proved	Proved plus Probable
2007	29,790	35,280	29,790	35,280
2008	6,243	11,249	6,556	11,811
2009	19	18	20	20
2010	-	-	-	-
2011	-	-	-	-
Remainder	-	-	-	-
Total	36,052	46,547	36,366	47,111
Discounted @ 10%	32,769	42,306	33,054	42,818

The Corporation expects to fund the future development through a combination of internally-generated cash flow and debt. Funding alternatives chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

Other Oil and Gas Information

Oil and Natural Gas Wells

The following table illustrates the number and status of wells in which Cordero has a working interest as at December 31, 2006, which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Canada								
Alberta	3	3.0	136	111.1	-	-	40	35.8
British Columbia	-	-	2	0.8	-	-	6	4.7
Total Canada	3	3.0	138	111.9	-	-	46	40.5

Of the shut in wells located in Alberta, 31 (27.2 net) were cased, 7 (6.6 net) were awaiting further evaluation or abandonment and the remaining 2 (2.0 net) came on production subsequent to December 31, 2006. All are within reasonable proximity of pipelines.

Of the shut in wells located in British Columbia 1 (1.0 net) was drilled in 2005 and is awaiting abandonment. The remaining 5 (3.65 net) were acquired in the plan of arrangement and are in remote locations. These wells are under review in terms of production potential and further plans for infrastructure. One well is expected to be tied in during 2007.

Properties with no Attributable Reserves

The following table summarizes the Company's approximate undeveloped crude oil and natural gas land holdings as at December 31, 2006:

	Undeveloped Land		
Property	**Gross Acres**	**Net Acres**	**Average Working Interest (%)**
Alberta	108,369	102,729	95
British Columbia	22,546	20,142	89
Total	130,915	122,871	94

A total of 8,473 net acres of undeveloped land are scheduled to expire during 2007. The Corporation will seek to extend the tenure on a portion of these lands prior to expiry.

Commodity Marketing

The Corporation sells approximately 90% of its natural gas production on the Alberta spot market. The remaining 10% of production is dedicated to an aggregator contract. In February 2007 the Company entered into several natural gas contracts for which a summary is provided in note 12 of the Corporation's financial statements in Appendix B.

Abandonment and Reclamation Costs

Cordero has estimated abandonment and reclamation for all producing wells, non-producing wells and facilities. As at December 31, 2006 Cordero had 163.2 net wells (155.4 net producing or capable of producing) for which abandonment and/or reclamation costs have been provided. Estimated timing of abandonment of the producing wells, or those capable of production, was derived from the reserve report. Timing of reclamation of wells already abandoned was estimated by internal engineers. Costs estimates for all facilities and Alberta wells are consistent with the guidelines provided in EUB Interim Directive 011. Costs for abandonment and reclamation of British Columbia wells were estimated by Cordero's internal reservoir engineers. Estimates of abandonment costs for wells range from $20,600 to $50,000 and estimates of reclamation costs for wells range from $13,200 to $50,000. Facility abandonment and reclamation costs range from $47,400 to $212,000 for the Corporation's facilities with interest ranging from 11% to 100%.

Cordero's estimated abandonment costs of $8.3 million exceed the amounts used to calculate total future net revenue by $1.7 million using forecast prices and costs and $3.4 million using constant prices and costs. The Company's estimated abandonment and reclamation costs undiscounted and discounted at 10% are as follows:

	Total Abandonment and Reclamation Costs ($000s)	
Year	Discounted at 10%	Undiscounted
2007	134	145
2008	125	145
2009	182	228
2010	100	135
2011	192	281
Remainder	3,175	7,382
Total	3,908	8,316

Tax Horizon

In 2006 Cordero was not subject to income tax and does not expect to pay current income tax in 2007 or 2008 based on existing tax pools, planned capital activities and current forecasts of taxable income. However, the current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures. Total estimated income tax pools available at January 1, 2007 were $154.5 million, net of $2.8 million of exploration costs which were renounced in February 2007. For further information on income tax pools see Management's Discussion and Analysis in Appendix A.

Capital Expenditures Incurred

The following table summarizes capital expenditures made by the Company in exploration and development drilling, production facilities and other equipment for the periods indicated:

	Three Months Ended 2006				
($000s)	March 31	June 30	September 30	December 31	Total
Land acquisition and retention	3,858	3,447	2,317	6,364	15,986
Geological and geophysical	2,341	220	52	294	2,907
Exploration drilling	9,706	3,461	4,107	4,531	21,805
Development drilling	6,807	3,289	5,703	3,318	19,117
Plant and production facilities	9,530	4,003	2,559	9,228	25,321
Other	715	787	610	588	2,700
Total capital expenditures	32,957	15,207	15,348	24,323	87,836
Dispositions[1]	(298)	(1,000)	(1,000)	-	(2,298)
Net capital expenditures	32,659	14,207	14,348	24,323	85,538

(1) Represents dispositions of undeveloped properties

Drilling History

The following table sets forth the gross and net wells in which the Company participated during the year ended December 31, 2006:

	Number of Wells					
	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
Natural gas	20	16.4	38	35.1	58	51.5
Crude oil	-	-	2	2.0	2	2.0
Dry	5	5.0	-	-	5	5.0
Total	25	21.4	40	37.1	65	58.5
Average working interest (%)		86		93		90
Success rate (%)		77		100		91

Production Estimates

The following table sets out the gross volume of Cordero's 2007 average estimated production which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data". These estimates include royalty production.

	Conventional Light and Medium Oil (bbl/d)	Conventional Natural Gas (Mcf/d)	Unconventional Natural Gas (CBM) (Mcf/d)	Conventional Natural Gas Liquids (bbl/d)	BOE (boe/d)
Proved Producing					
Malmo	-	5,138	12,941	-	3,013
Other	83	1,248	-	22	313
Total Proved Producing	83	6,386	12,941	22	3,326
Proved					
Malmo	-	6,781	16,048	-	3,805
Other	83	1,908	-	33	434
Total Proved Producing	83	8,690	16,048	33	4,239
Proved Plus Probable					
Malmo	-	6,978	16,782	-	3,960
Other	86	2,060	-	36	465
Total Proved Plus Probable	86	9,038	16,782	36	4,425

The forecast of production involves estimates and assumptions of various factors including new well production rates, facility on-times and operating conditions. Actual conditions and production may vary without affecting ultimate reserve recovery.

Production History and Netback Analysis

The following table sets forth certain production information in respect of production, product prices received, royalties paid, operating expenses and resulting netbacks of Cordero for the periods indicated below:

	Three Months Ended			
	March 31	June 30	September 30	December 31
Volumes				
Natural gas (Mcf/d)[1]	16,757	17,469	18,697	18,189
Crude oil (bbls/d)	122	147	135	107
NGL (bbls/d)	8	14	10	12
Oil equivalent (boe/d)	2,923	3,072	3,261	3,150
Realized prices				
Natural gas ($/Mcf)	7.37	5.92	5.68	6.58
Crude oil ($/bbls)	66.01	77.86	78.75	63.96
NGL ($/bbls)	53.80	56.72	59.33	51.79
Royalty				
Natural gas ($/Mcf)	1.37	0.69	0.85	0.93
Crude oil ($/bbls)	17.74	18.89	17.37	12.65
NGL ($/bbls)	11.47	13.74	16.30	9.92
Operating Costs				
Natural gas ($/Mcf)	0.65	0.55	0.53	0.62
Crude oil ($/bbls)	1.65	2.95	9.98	9.06
NGL ($/bbls)	7.33	6.95	7.19	7.43
Transportation Costs				
Natural gas ($/Mcf)	0.21	0.20	0.19	0.19
Crude oil ($/bbls)	1.14	1.13	1.15	1.11
NGL ($/bbls)	1.47	1.39	1.44	1.49
Netbacks				
Natural gas ($/Mcf)	5.14	4.48	4.11	4.84
Crude oil ($/bbls)	45.48	54.89	50.25	41.14
NGL ($/bbls)	33.53	34.64	34.40	32.95

(1) Approximately 67% of natural gas production volumes and the related revenues, royalties, operating costs and transportation costs for the period ended December 31, 2006 are attributable to coalbed methane. As the Company has wells which produce both coalbed methane and natural gas from the Belly River zone, it is not reasonable to split revenue, royalties, operating costs and transportation costs between the two commodity types.

Notes

In the tables set forth above and elsewhere in this AIF, the following definitions and other notes are applicable:

(1) *"Gross" means*

(a) *In relation to Cordero's interest in production and reserves, "Cordero's gross reserves", which are Cordero's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Cordero;*

(b) *In relation to wells, the total number of wells in which Cordero has an interest; and*

(c) *In relation to properties, the total area of properties in which Cordero has an interest.*

(2) *"Net" means:*

(a) *In relation to Cordero's interest in production and reserves, "Cordero's net reserves", which are Cordero's interest (operating and non-operating) share after deduction of royalties' obligations, plus Cordero's royalty interest in production or reserves;*

(b) *In relation to wells, the number of wells obtained by aggregating Cordero 's working interest in each of its gross wells; and*

(c) *In relation to Cordero's interest in a property, the total area in which Cordero has an interest by the working interest owned by Cordero.*

(3) *Reserve Categories - Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:*

(a) *Analysis of drilling, geological, geophysical and engineering data;*

(b) *The use of established technology; and*

(c) *Specified economic conditions (see the discussion of "Economic Assumptions" below).*

Reserves are classified according to the degree of certainty associated with the estimates. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4) *"Economic Assumptions" will be the prices and costs used in the estimate, namely:*

(a) *Constant prices and costs as at the last day of Cordero's financial year; and*

(b) *Forecast prices and costs.*

(5) *Development and Production Status - Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:*

(a) *Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.*

(b) *Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty.*

(c) *Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production but are shut-in and the date of resumption of production is unknown.*

(d) *Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved or probable) to which they are assigned.*

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(6) *Levels of Certainty for Reported Reserves - The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:*

(a) *At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;*

(b) *At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.*

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(7) *Forecast Prices and Costs - Future prices and costs that are:*

(a) *Generally acceptable as being a reasonable outlook of the future; and*

(b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

The forecast summary table under "Pricing Assumptions" identifies benchmark reference pricing that applies to Cordero.

(8) *Constant Prices and Costs - Prices and costs used in an estimate that are:*

(a) *Cordero's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and*

(b) *If, and only to the extent that, there are fixed or presently determinable future prices or costs to which Cordero is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).*

For the purposes of paragraph (a), Cordero prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(9) *"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.*

(10) *"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:*

(a) *Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;*

(b) *Drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;*

(c) *Acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and*

(d) *Provide improved recovery systems.*

(11) *"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.*

(12) *"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:*

   (a) *Costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;*

   (b) *Costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;*

   (c) *Dry hole contributions and bottom hole contributions;*

   (d) *Costs of drilling and equipping exploratory wells; and*

   (e) *Costs of drilling exploratory type stratigraphic test wells.*

(13) *"Service wells," means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.*

(14) *Tables may not add due to rounding.*

(15) *The estimates of future net revenue presented in the tables do not represent fair market value.*

(16) *Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

(17) *Estimated well abandonment and disconnect costs related to existing producing wells and future locations to which reserves have been assigned, have been taken into account by Sproule in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom.*

(18) *Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.*

(19) *The extended character of all factual data supplied to Sproule was accepted by Sproule as represented. No field inspection was conducted.*

CAPITAL STRUCTURE

The Corporation's capital structure as at December 31, 2006 was as follows:

Security	Authorized	Issued	Outstanding at December 31, 2006
Common shares (voting)	Unlimited	33,822,913	33,822,913
Preferred shares	Unlimited	-	-
Performance shares	See below	725,900	483,933
Stock options	See below	1,733,800	1,733,800
Performance warrants	1,916,376	1,916,376	1,916,376

The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the performance share and stock option plans is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

The preferred shares are issuable in series. Subject to the provisions of the Alberta Corporation Act the directors for Cordero may fix, from time to time, the designation rights, privileges, restrictions and conditions attaching to each series of preferred shares.

Each performance share was issued for a price of $0.01/share and is convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less $2.87 if positive, divided by the Cordero closing share price. The performance shares automatically convert into Cordero common shares as to one-third on each of the anniversary dates after April 29, 2005. One third of the performance shares (241,967) vested and were converted into 148,124 common shares in 2006.

Vesting and expiry provisions vary for each stock option grant and are determined at the grant date.

Each performance warrant is exercisable into one common share of the company at a price of $2.87/share. The performance warrants have a term of five years and vesting is subject to performance conditions, which were met in 2006. One-third of the warrants vested on April 29, 2006 and the remainder will vest equally on April 29, 2007 and April 29, 2008.

DIVIDENDS

Cordero has not declared or paid dividends on its voting common shares. Any decisions to pay dividends will be made by the board of directors on the basis of Cordero's earnings, financial requirements and other conditions existing at such future time.

INDUSTRY CONDITIONS AND RISK FACTORS

Industry Conditions

Oil and natural gas operations are subject to extensive controls and regulations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta and British Columbia, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Cordero in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Cordero is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Prices and Marketing – Oil, Natural Gas and Associated Products
In the provinces of Alberta and British Columbia, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality, heating value and locational differentials. While these indices tend to track industry reference prices (ie. Price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

North American Free Trade Agreement
The North American Free Trade Agreement (NAFTA) among the governments of Canada, United States of America and Mexico, became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives
In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas (including CBM) production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The purpose of the program is to encourage exploration and development activity by improving earnings and cash flow within the industry.

In 2006 the Alberta government announced the termination of the Alberta Royalty Tax Credit (ARTC) program effective January 1, 2007. Under this program a maximum credit of $2,000,000 could be claimed against eligible Alberta Crown royalties. In 2006 the Company claimed the maximum credit therefore its 2007 Crown royalty rate will be proportionately higher.

Land Tenure

Crude oil and natural gas (including CBM) located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (AEPEA), which came into force on September 1, 1993. The AEPEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. Cordero is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Cordero also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Risk Factors

Risk factors are described in the Management's Discussion and Analysis in Appendix A.

SELECTED FINANCIAL INFORMATION

The following table summarizes certain annual financial information relating to the Company:

($000s except per share and unit amounts)	Quarter Ended 2006				
	December 31	September 30	June 30	March 31	Total 2006
Gross oil and natural gas revenue	11,693	10,811	10,521	11,874	44,900
Net earnings	1,884	762	105	1,924	4,675
Per share - basic	0.06	0.02	-	0.06	0.15
Per share – diluted	0.05	0.02	-	0.06	0.14
Funds flow from operations (1)	7,776	6,967	7,178	7,498	29,418
Per share – basic	0.23	0.21	0.24	0.25	0.93
Per share – diluted	0.22	0.20	0.22	0.23	0.87
Net capital expenditures	24,323	14,348	14,207	32,659	85,538
Net debt and working capital(2) **deficiency**	31,684	25,074	17,536	29,296	31,684
Total assets	158,012	135,797	128,962	120,045	158,012
Total long-term liabilities	28,937	21,624	15,770	18,532	28,937
Shareholders equity	112,832	100,532	99,363	79,594	112,832

(1) Funds flow from operations represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes. It does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (GAAP) and is therefore unlikely to be comparable to similar measures presented by other companies.

(2) Net debt and working capital represents current assets less current liabilities, debt and capital lease obligations. It does not have a standardized meaning prescribed by the Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

NEW ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are described in the Corporation's Management's Discussion and Analysis in Appendix A.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange and trade under the symbol "COR".

		Trading Price Per Share ($)	
2006	**Trading Volume (000s)**	**High**	**Low**
January	1,402	6.89	6.11
February	1,294	6.89	5.60
March	2,600	6.50	5.75
April	3,040	7.70	6.20
May	1,688	7.63	6.20
June	1,038	6.99	6.01
July	670	6.66	5.80
August	1,765	7.70	6.51
September	726	7.45	5.87
October	1,019	7.00	5.50
November	294	7.00	6.25
December	529	7.35	6.38
2007			
January	483	6.60	5.80
February	2,159	6.50	5.83
March (up to March 8, 2007)	848	6.19	5.10

At the Company's inception, 725,900 performance shares were issued for a price of $0.01/share. One-third of the performance shares automatically convert into Cordero common shares, on each of the first, second and third anniversaries of the closing of the arrangement if the holder is a service provider on such a date. The number of Cordero common shares that will be issued for each performance share is based on a specified formula. In May 2006, 241,967 performance shares were converted to 148,124 common shares.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, positions held with the Corporation and principal occupations of the directors of Cordero Energy are as follows. The term of office of each director will expire at the next annual meeting of the Company, unless his office is earlier vacated.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
Brian K. Lemke Chairman Calgary, Alberta	April 2005	Brian Lemke was President and Chief Executive Officer of Resolute Energy Inc. from November 2002 to April 2005 prior to which he was Executive Vice President of the company. Formerly Mr. Lemke was Chief Financial Officer of Crestar Energy Inc., and Chief Financial Officer of HCO Energy Ltd. He is a current director of Laricina Energy Ltd. and the Calgary YMCA. Mr. Lemke is a Chartered Accountant and holds a Bachelor of Science in Biology from the University of Calgary.
Donald P. Driscoll (1)(3) Director Calgary, Alberta	August 2005	Donald Driscoll was Director, President and Chief Executive Officer of NAL Oil & Gas Trust from 1996 until May 2005. He served on the board of Resolute Energy Inc. until its sale in April 2005 and is currently on the board of Intrepid Energy Corporation. Mr. Driscoll holds a Bachelor of Science in Physics from St. Francis Xavier University and an MBA from the University of Western Ontario.

Name, Present Office Held and Municipality of Residence	Director Since	Five Year History of Principal Occupations
David V. Elgie President and Chief Executive Officer and Director Calgary, Alberta	March 2005	David Elgie has 26 years of oil and gas experience, most recently as Executive Vice President and Chief Operating Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior to Resolute he held the position of Vice President Engineering and Chief Operating Officer of Southward Energy Ltd., and during his 14 years with Canadian Hunter Exploration Ltd. he held various exploration and production roles, including Vice President Acquisitions and Business Development at the time of the company's sale in 2001. Mr. Elgie is the former Chairman of the Canadian Section of the Society of Petroleum Engineers and is presently a member of the Engineering Advisory Council for the University of Calgary. He has a degree in Chemical Engineering from the University of British Columbia and is a Professional Engineer.
S. Barry Jackson (2)(3) Director Calgary, Alberta	April 2005	Barry Jackson serves on the boards of Nexen Inc., TransCanada Pipelines Limited and Laricina Energy Ltd. and was Chairman of the Board of Resolute Energy Inc. from its inception in December 2001 until April 2005. Mr. Jackson has a Bachelor of Science degree (Engineering) from the University of Calgary and is a Professional Engineer.
Douglas G. Manner (1)(2) Director Dallas, Texas	April 2005	Douglas Manner is President and Chief Executive Officer of Westside Energy Corporation. Previous positions include Senior Vice-President and Chief Operating Officer of Kosmos Energy LLC, President and Chief Operating Officer of Whitestone Energy LLC; Chairman and Chief Executive Officer of Bellwether Exploration, and Chief Operating Officer of Gulf Canada Resources Limited. Mr. Manner is a former board member of Resolute Energy Inc. and a current board member of Westside Energy Corporation, Rio Vista Energy Partners and Irvine Energy PLC. He holds a Bachelor of Science degree (Mechanical Engineering) from Rice University.
Robert R. Rooney (2)(3) Director Calgary, Alberta	April 2005	Mr. Rooney is a director of several public and private corporations, including MGM Energy Corp., Temple Energy Inc., Ferus Trust, Engineered Drilling Solutions Inc. and previously, Resolute Energy Inc. and Blizzard Energy Inc and Zenas Energy Corp. Until November 2005 Robert Rooney was a partner with Bennett Jones LLP where he was a member of the Executive Committee and led the firm's Energy and Natural Resources practice group. Mr. Rooney has an LLB from the University of Western Ontario and is a member of the Law Society of Alberta.
Jeffrey T. Smith (1)(2) Director Calgary, Alberta	April 2005	Jeffrey Smith has over 30 years of experience in the Canadian oil and gas industry and for the past five years has been an independent businessman, investor and corporate director. He is a director of Compton Petroleum Corporation, Provident Energy Trust and Intrepid Energy Corporation. He was previously a director of Resolute Energy Inc., Tethys Energy Inc., Beau Canada Exploration Ltd. and Maxx Petroleum Ltd. Mr. Smith has an Honours Bachelor of Science degree (Geology) from the University of Ottawa. He is a member of the Canadian Society of Petroleum Geologists and the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.
Philip C. Swift (1)(3) Director Calgary, Alberta	April 2005	Philip Swift is Co-Chairman and Director of ARC Financial Corporation, and was founder of ARC in 1989. Mr. Swift has served on the Board of Directors for numerous public and private companies including Resolute Energy Inc. Mr. Swift has a Masters of Business Administration and a Bachelor of Science (Math) from the University of British Columbia.

(1) Member of the Audit and Finance Committee
(2) Member of the Technical Committee
(3) Member of the Human Resources and Governance Committee

Officers

Name, Present Office Held and Municipality of Residence	Officer Since	Five Year History of Principal Occupations
David V. Elgie President and Chief Executive Officer Calgary, Alberta	March 2005	See table under "Directors and Officers - Directors".
C. Dean Setoguchi Vice President and Chief Financial Officer Calgary, Alberta	April 2005	Dean Setoguchi has 18 years of experience in the oil and gas industry, most recently as Vice President and Chief Financial Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior positions include Vice President Finance of Bow Valley Energy Ltd. from October 2001 to July 2003 and Vice President Finance of Courage Energy Inc. from August 2000 to October 2001. Mr. Setoguchi holds a Bachelor of Management degree from the University of Lethbridge and is a Chartered Accountant. Mr. Setoguchi serves on the Board of Governors for the University of Lethbridge.
Richard W. Gleasure Vice President, Engineering and Chief Operating Officer Calgary, Alberta	April 2005	Richard Gleasure has 21 years of experience in the oil and gas industry, most recently as General Manager of Production Operations of Resolute Energy Inc. He was previously Production Operations Manager with Burlington Resources Canada and held various positions at Canadian Hunter Exploration Ltd., including Senior Exploitation Engineer. Mr. Gleasure has a BASc and MASc in Chemical Engineering from the University of Toronto and is a Professional Engineer.

As at March 8, 2007, the directors and executive officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,543,075 common shares, which represented approximately 10% of the outstanding common shares.

TRANSFER AGENT AND REGISTRAR

Valiant Trust Company in Calgary, Alberta is the transfer agent and registrar of the common shares.

INTERESTS OF EXPERTS

Based on information provided by Sproule, there are no beneficial interests in the Company's securities or property held by Sproule or any partners, employees or consultants of Sproule who participated in and who were in a position to directly influence the preparation of the Sproule Report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of Cordero's securities and options to purchase securities is contained in the Information Circular dated March 5, 2007. Additional information is provided in the Corporation's audited consolidated financial statements (see Appendix B) and Management's Discussion and Analysis (see Appendix A) for the period ended December 31, 2006. These documents as well as further information respecting the Company may be found on SEDAR at www.sedar.com.

Copies of the documents referred to above may be obtained upon request from the Chief Financial Officer, provided that, if the request is made by a person who is not a shareholder of the Corporation, payment of a reasonable charge for such copies may be required.

APPENDIX A

Management's Discussion and Analysis

March 9, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the year ended December 31, 2006 are compared with results for the 246-day period from commencement of operations on April 30, 2005 to December 31, 2005. As a result, daily or per unit amounts may provide more meaningful comparison than totals for the periods.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The forward-looking statements contained herein are as of March 9, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended December 31		***Period Ended December 31***	
($000s)	***2006***	***2005***	***2006***	***2005***
Cash flow from operating activities	**6,901**	6,898	**29,030**	13,020
Changes in non-cash working capital	**854**	1,277	**206**	859
Asset retirement obligation expenditures	**21**	-	**182**	5
Funds flow from operations	**7,776**	8,175	**29,418**	13,884

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised February, 2007		***Initial November, 2006***	
	Low	***High***	***Low***	***High***
Average production (boe/d)	3,800	4,200	4,200	4,600
Royalties (% of revenue)	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30
Operating ($/boe)	3.80	4.20	3.80	4.20
General and administrative ($/boe)	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	50.0	55.0	50.0	55.0

Cordero recently adjusted its production guidance for 2007 to 3,800 – 4,200 boe/d. The decrease to the production guidance is the result of several factors: several Belly River wells declined faster than anticipated; initial rates for infill locations in the northern Malmo land block were lower than expected but the rates are not expected to affect reserves; exploration results were below expectations; and the timing of projects from drilling to tie-ins has been delayed to enable the Company to source the best services at competitive prices. All other parameters remain unchanged from original guidance.

Sensitivities

Based on the above assumptions, the following sensitivities are provided to demonstrate the impact of changes in commodity prices and the Canadian currency on funds flow from operations and net earnings:

($000s)	*Funds Flow From Operations*	*Net Earnings*
Impact on the year ended December 31, 2007		
Change in West Texas Intermediate oil price by US $1.00/bbl	31	21
Change in average field price of natural gas by Cdn$1.00/Mcf	7,141	4,784
Change in value of Cdn dollar compared to US dollar by Cdn$0.01	429	287

2006 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2006 to the initial guidance provided in November 2005 and the revised guidance in May and August 2006:

	2006	*Revised November 2006*		*Initial November 2005*	
	Actual	*Low*	*High*	*Low*	*High*
Average production (boe/d)	3,103	3,100	3,200	3,100	3,400
Royalties (% of revenue)	15.7	16.0	17.0	17.5	19.0
Transportation ($/boe)	1.14	1.10	1.20	1.40	1.50
Operating ($/boe)	3.55	3.40	3.60	5.80	6.30
General and administrative ($/boe)	2.08	2.10	2.40	2.10	2.40
Capital expenditures, net ($ million)	85.5	77.0	85.0	50.0	55.0

Cordero met its annual production guidance with average production of 3,103 boe/d. Approximately 850 boe/d of tested stabilized production from wells drilled during 2006 awaits tie-in and will help the Company to achieve its 2007 targets. All of the cost parameters compared to original guidance were significantly improved including transportation, royalties, operating, as well as general and administrative expenses (refer to these sections in the Management's Discussion and Analysis for further details).

Capital Expenditures were $85.5 million for the year, representing approximately $30.0 million over initial guidance. Cordero, like the rest of the industry in western Canada experienced significantly higher prices for supplies and services during 2006 due to record activity levels. Furthermore, the Company expanded its land budget to take advantage of new opportunities as natural gas prices softened during the second half of 2006. Drilling activities were expanded and a significant investment was made in pipeline and facility expansion at Buffalo Lake to accommodate existing and future growth.

Overall Performance and Comparison of Selected Annual Information

The current year was the first full year of operations for Cordero as it commenced operations on April 30, 2005. The Company drilled 65 (58.5 net) wells during 2006 and increased annual average production per day by 97% compared to the period ended December 31, 2005. Natural gas prices had a significant effect on the Company's financial results as the commodity represented approximately 96% of total production for the current year. The realized price per Mcf for the Company's gas production was 34% lower in 2006 than in 2005. Throughout 2006 Cordero improved its unit cash costs, resulting in declines from 2005 in annual operating and administrative expenses of 37% and 41%, respectively. DD&A expense had a significant impact on 2006 net earnings which, on a boe basis, was 20% higher compared to 2005.

	Period Ended December 31		Percent
$000s except where otherwise indicated	***2006***	***2005[(1)]***	***Change***
Gross oil and natural gas revenue	**44,900**	22,431	100
Funds flow from operations	**29,418**	13,884	112
Per share basic ($)	**0.93**	0.52	79
Per share diluted ($)	**0.87**	0.48	81
Net earnings	**4,675**	4,526	3
Per share basic ($)	**0.15**	0.17	(1)
Per share diluted ($)	**0.14**	0.16	(1)
Total assets	**158,012**	104,923	51
Total long-term liabilities	**28,937**	7,318	295

(1) Represents the 246 day period from commencement of operations April 30, 2005 to December 31, 2005.

Selected Quarterly Information

	2006				2005		
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2[(1)]**
Production							
Natural gas (MMcf/d)	**18.2**	18.7	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**119**	145	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,150**	3,261	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)							
Petroleum and natural gas revenue	**11,693**	10,811	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,999**	9,117	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**7,776**	6,967	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.23**	0.21	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.22**	0.20	0.22	0.23	0.27	0.15	0.06
Net earnings	**1,884**	762	105	1,924	3,453	1,057	16
Per share basic ($)	**0.06**	0.02	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.05**	0.02	-	0.06	0.11	0.04	-
Total assets	**158,012**	135,797	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**24,323**	14,348	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(31,684)**	(25,074)	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**33,823**	32,623	32,623	29,725	29,725	27,125	27,125
Per unit information							
Natural gas ($/Mcf)	**6.58**	5.68	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**62.76**	77.33	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**40.34**	36.03	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.78**	3.36	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**29.58**	25.94	28.31	31.51	46.82	36.57	27.40
Net wells drilled							
Natural gas	**9.0**	12.8	8.5	21.2	36.6	-	7.4
Oil	**-**	-	-	2.0	1.0	-	-
Dry	**1.0**	1.0	-	3.0	1.0	-	-
Total	**10.0**	13.8	8.5	26.2	38.6	-	7.4
Net success rate (%)	**90**	93	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[1] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d. Net earnings were negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. Three million common shares were issued for proceeds of $14.0 million.

Q3 2005 – The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Funds flow from operations and net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells and compression installation for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a share issuance for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average daily production was increased 43% over the previous quarter. Funds flow from operations was 9% lower than the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved 28% from the previous quarter. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate. Tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Declining natural gas prices exerted downward pressure on funds flow from operations again this quarter. Positively impacting earnings were low operating costs and a royalty rate of 13% resulting from a gas cost allowance adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – Funds flow was down 3% from the previous quarter as a result of declining natural gas prices. Net capital expenditures included 1.0 net exploration well, 12.8 net development wells and over 13,000 net undeveloped acres added to the Company's land inventory.

Q4 2006 – Natural gas prices improved slightly during the fourth quarter resulting in a 12% increase in funds flow compared to the third quarter. In November the Company completed a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-85 million, spending $85.5 million. Also during the quarter, the credit facility was expanded from $46.0 million to $55.0 million. Net capital expenditures included costs for pipelining underneath Buffalo Lake and the addition of over 15,000 net acres of exploratory lands and almost 9,000 net acres in the Malmo area.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended December 31		Period Ended December 31	
	2006	2005	2006	2005
Natural gas (Mcf/d)	**18,189**	12,107	**17,784**	9,393
Oil and NGLs (bbls/d)	**119**	21	**139**	8
Total (boe/d)	**3,150**	2,039	**3,103**	1,574

Production for the period ended December 31, 2006 averaged 3,103 boe/d representing an increase of 97% over the previous period. Production for the three months ended December 31, 2006 was 3,150 boe/d, an increase of 54% compared to the fourth quarter of 2005.

Substantially all production additions were natural gas and were attributable to Cordero's successful drilling program and timely implementation of compression equipment and pipeline facilities in the Malmo Buffalo Lake area. The Company was faced with several production-related challenges through the year including transportation and gathering system constraints, difficult surface access, high demand for oilfield surface equipment, some unfavorable results from the exploration program and higher than anticipated production declines. However, the Company also had several achievements in the Malmo area which contributed to the production growth. The Company experimented with and successfully gained the expertise to drill extended reach slant wells, which along with the increase in Buffalo Lake land holdings, helped increase the drilling inventory in the Malmo Buffalo Lake area to over 130 net wells. As well, the Company worked with third parties to resolve transportation issues and completed a pipeline project which involved crossing underneath a narrow portion of Buffalo Lake.

Cordero's stabilized behind-pipe production is estimated at 850 boe/d, of which 450 boe/d is expected to be tied-in by the end of April 2007. The Company is forecasting average production of 3,800 to 4,200 boe/d for 2007 however, actual production will be determined by overall drilling success, the time required to place new wells on production, individual well performance, transportation curtailments, access to gathering and processing facilities and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended December 31		Period Ended December 31	
($000s)	2006	2005	2006	2005
Natural gas	**11,006**	12,503	**41,306**	22,292
Oil and NGLs	**687**	134	**3,594**	139
Total	**11,693**	12,637	**44,900**	22,431

Prices and Marketing

	Three Months Ended December 31		Period Ended December 31	
Benchmark Prices	2006	2005	2006	2005
AECO natural gas ($/MMbtu)	**6.99**	11.43	**6.40**	9.59
WTI oil (USD$/bbl)	**60.21**	60.02	**68.22**	59.50
CDN/USD foreign exchange rate	**0.878**	0.852	**0.883**	0.832
WTI oil (CDN equivalent $/bbl)	**68.60**	70.42	**77.26**	71.50
Edmonton Light ($/bbl)	**64.49**	71.17	**75.53**	71.76

	Three Months Ended December 31		Period Ended December 31	
Average Sale Price	2006	2005	2006	2005
Natural gas ($/Mcf)	**6.58**	11.22	**6.36**	9.69
Oil and NGLs ($/bbl)	**62.76**	70.12	**71.02**	69.11
Total ($/boe)	**40.34**	67.38	**39.65**	58.18

As the Company's production profile is predominantly natural gas, revenues are largely determined by the AECO Hub in Alberta which is influenced by several factors including North American supply and demand balance, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company's realized price for its natural gas production in the fourth quarter of 2006 was $6.58/Mcf, 41% lower than $11.22/Mcf reported for the same quarter in 2005. For the year ended December 31, 2006, the realized price of $6.36/Mcf was 34% less than the average realized price in the previous period. Supply uncertainties in 2005 caused by extreme hurricane activity, warmer summer weather and expectations for a cold winter resulted in record demand for natural gas and record high gas prices. In actuality, both the previous and current winters have been warmer than anticipated, creating downward pressure on natural gas prices commencing in early 2006. With the exception of the fourth quarter, Cordero's realized natural gas price in 2006 essentially mirrored the AECO daily index as approximately 88% of production for the year was sold at daily spot. In October the Company sold 35% of its production based on the monthly AECO index which was lower than what production sold for at daily AECO that month. Approximately 10% of production continues to be dedicated to an aggregator contract.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices, with the objective of maintaining financial flexibility and a strong balance sheet. There were no contracts outstanding at December 31, 2006 however the Company entered into natural gas contracts in February 2007 for the purpose of ensuring adequate funding is available for planned capital activities. See note 12 in the "Notes to Consolidated Financial Statements" for a summary of these contracts.

Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

	Three Months Ended December 31		***Period Ended December 31***	
($000s)	***2006***	***2005***	***2006***	***2005***
Crown	**823**	2,206	**4,470**	3,594
Freehold and Gross Overriding Royalties (GORR)	**996**	467	**3,075**	804
ARTC	**(125)**	(65)	**(513)**	(65)
Total royalties	**1,694**	2,608	**7,032**	4,333

Royalty Rates

Percentage of Total Revenue				
Crown	**7.0**	17.5	**10.0**	16.0
Freehold and GORR	**8.5**	3.7	**6.9**	3.6
ARTC	**(1.1)**	(0.6)	**(1.1)**	(0.3)
Total royalties	**14.4**	20.6	**15.8**	19.3

Total royalties in 2006 increased significantly from 2005 due to the growth in production volumes. Crown royalties of $4.5 million for 2006 resulted in a rate of 10% compared to $3.6 million and 16% in 2005. Crown royalties for the fourth quarter of 2006 were $0.8 million or 7% compared to $2.2 million or 18% in the same period of 2005. These royalty payments are calculated based on the Alberta Reference Price, which is calculated on a sliding scale determined by commodity prices. As a result royalty rates can fluctuate significantly in a volatile price environment. In 2006 the Alberta Reference Price was significantly lower than both the previous year and management's expectations, resulting in an actual Crown rate less than both the previous year and management guidance.

Freehold and GORR royalties have increased significantly over the prior year with the increase in production from freehold lands.

In 2006 the Company claimed the maximum Alberta Royalty Tax Credit (ARTC) of $0.5 million compared to $0.1 million in 2005. Crown royalties paid on wells acquired from Resolute were not eligible for ARTC and as eligible production was added from wells drilled by Cordero, the Company's ARTC increased proportionately from the first year of operations.

In 2006 the Alberta Government announced the elimination of ARTC effective January 1, 2007. As a result the Company's royalty rate in the first quarter of 2007 is expected to increase accordingly. Other factors which may determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

	Three Months Ended December 31		***Period Ended December 31***	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Operating expenses (gross)	**1,279**	1,050	**4,647**	2,348
Processing income	**(183)**	(62)	**(628)**	(163)
Operating expenses (net, as reported)	**1,096**	988	**4,019**	2,185
Operating expenses per boe (net)	**3.78**	5.27	**3.55**	5.67

Total operating expenses for the three months and year ended December 31, 2006 increased due to the number of producing wells compared to the prior year. Operating expenses on a boe basis for 2006 represented an improvement of 37% compared to the period ended December 31, 2005, primarily as a result of increased production volumes. The current quarter only showed improvement of 28% compared to the three months ended December 31, 2005 because production volumes were down slightly from the third quarter of 2006. The Company operates substantially all of its production and maintains a high level of ownership in gathering and processing facilities, allowing it to achieve operating costs on the lower end of the industry scale.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The increase compared to the same periods in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions and higher maintenance costs for aging equipment will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended December 31		***Period Ended December 31***	
	2006	***2005***	***2006***	***2005***
Transportation expenses - $000s	**330**	260	**1,287**	508
Transportation expenses - $/boe	**1.14**	1.39	**1.14**	1.32

On a unit basis transportation expenses decreased by 18% and 14% for the three months and year ended December 31, 2006, compared to the three months and period ended December 31, 2005. The decrease is attributable to the increase in production volumes and the resultant opportunity to improve utilization of firm service contracts.

Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

	Three Months Ended December 31		***Period Ended December 31***	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
G&A expenses (gross)	**1,225**	1,240	**5,487**	3,127
Overhead recoveries	**(321)**	(268)	**(1,284)**	(489)
	904	972	**4,203**	2,638
Allocated to capital projects	**(401)**	(476)	**(1,850)**	(1,281)
G&A expenses	**503**	496	**2,353**	1,357
G&A expenses per boe	**1.74**	2.64	**2.08**	3.52

G&A expenses per boe improved significantly from the comparative prior periods; 34% for the quarter and 41% for the period ended December 31, 2006, predominantly as a result of increased production volumes.

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Future unit G&A expenses are expected to benefit from expected incremental production volumes but will be offset by lower overhead recoveries as the 2007 capital budget is currently forecasted to be significantly less than 2006 actual expenditures.

Stock-Based Compensation

	Three Months Ended December 31		*Period Ended December 31*	
	2006	*2005*	*2006*	*2005*
Stock-based compensation expense - $000s	**268**	340	**1,583**	1,061
Stock-based compensation expenses - $/boe	**0.92**	1.81	**1.40**	5.65

Stock based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The actual amount is primarily determined by the number of stock-based securities outstanding as well as the calculated fair value of those instruments and the vesting period. Contributing to higher expense in 2006 was 628,000 more options outstanding at the end of 2006, a higher weighted average fair value for options granted in 2006 and the fact that 2005 was not a full year. The expense recorded in 2005 included 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements, that vested upon grant.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended December 31		*Period Ended December 31*	
	2006	*2005*	*2006*	*2005*
Depletion, depreciation and amortization – $000s	**4,884**	2,552	**18,871**	5,344
Depletion, depreciation and amortization – $/boe	**16.85**	13.61	**16.66**	13.86

The oil and gas industry experienced unprecedented activity levels in the last two years which has inflicted upward pressure on the costs for services and supplies required to explore for and develop reserves in western Canada. As a result the Company's finding and development costs have increased and DD&A for the fourth quarter of 2006 was $16.85/boe or 24% higher than the fourth quarter of 2005. For the year ended December 31, 2006, DD&A per boe was $16.66; 20% higher than the period ended December 31, 2005. The increase in total DD&A expenses is reflective of the Company's increasing production and capital base. The per unit increase is a result of the rising cost for services and supplies relative to the addition of proved reserves.

Total costs subject to depletion included $36.4 million of estimated future development costs for proved reserves. Excluded from the depletable base was $22.5 million related to unproved properties and $1.5 million of drilling supplies for future exploration and development.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended December 31		*Period Ended December 31*	
	2006	*2005*	*2006*	*2005*
Accretion – $000s	**96**	38	**336**	92
Accretion – $/boe	**0.33**	0.20	**0.30**	0.24

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. In 2006 the expense per boe increased 65% for the quarter and 25% year to date over the comparable periods in 2005 and will continue to increase with the obligation as additional wells are drilled and facilities are added.

Net Interest

	Three Months Ended December 31		*Period Ended December 31*	
	2006	*2005*	*2006*	*2005*
Interest expense, net – $000s	**294**	33	**851**	70
Interest expense, net – $/boe	**1.02**	0.19	**0.75**	0.18

Net interest expense includes interest on the Company's credit facility and interest recorded for the three capital leases, net of interest revenue earned. Interest expense increased from $0.1 million for the period ended December 31, 2005 to $0.9 million for the comparable period in 2006 due to the increase in the Company's debt. As at December 31, 2005 the Company did not have any funds drawn on its credit facility and through the year earned more interest on surplus cash than in 2006. As well, capital leases entered into in 2005 were outstanding for the full year in 2006.

Income Taxes

During the year the federal large corporation tax (LCT) was eliminated effective January 1, 2006. As a result the Company reversed previously recorded amounts in the second quarter, resulting in a recovery of $60,000. Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods.

Future tax expense for the three months ended December 31, 2006 was $0.6 million and for the year ended December 31, 2006 was $4.0 million. For the fourth quarter of 2005 future tax expense was $1.8 million and for the period ended December 31, 2005 it was $2.9 million. In the current year the Company made a one-time downward adjustment to the future tax asset to account for income tax rate reductions legislated in the second quarter, which resulted in a higher expense for the period.

Pursuant to a flow-through share issuance completed in November 2006 the Company is required to renounce $10.6 million of exploration costs to investors by December 31, 2007. In accordance with current accounting standards, the future tax liability is recorded in the financial statements when the costs are renounced to investors. This treatment results in the deferred recognition of a liability of approximately $0.8 million associated with $2.8 million of the obligation that has been fulfilled at December 31, 2006. The costs were renounced in February 2007. Cordero's 2007 capital budget and estimated future tax horizon reflect the remaining $7.8 million commitment. Estimated income tax pools available at January 1, 2007, adjusted for the $2.8 million, are as follows:

	Annual Deduction Available (%)	*($000s)*
Canadian oil and gas property expenses	10	58,647
Canadian development expenses	30	27,894
Canadian exploration expenses	100	21,958
Undepreciated capital costs	25	43,302
Financing costs	20	2,588
Other	7	101
		154,490

Net Earnings

Net earnings for the fourth quarter of 2006 were $1.9 million and year-to-date, were $4.7 million. Compared to the respective periods in the prior year, these results represent a decrease of 45% for the three months ended December 31, 2006 and an increase of 3% for the year ended December 31, 2006 as 2005 was a partial year. The significant factors contributing to the reduced net income in the fourth quarter of 2006 were lower natural gas prices and higher DD&A expense, which were offset by lower operating expenses, G&A costs and future income tax.

Operating Netbacks by Product

The following tables summarize the operating netbacks for natural gas, crude oil and NGLs.

Natural gas ($/Mcf)	*Three Months Ended December 31*		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Sales price	**6.58**	11.22	**6.36**	9.69
Royalties	**(0.93)**	(2.31)	**(0.95)**	(1.87)
Transportation costs	**(0.19)**	(0.23)	**(0.20)**	(0.22)
Operating expenses	**(0.62)**	(0.87)	**(0.58)**	(0.94)
Corporate netback	**4.84**	7.81	**4.63**	6.66

Crude oil ($/bbl)	*Three Months Ended December 31*		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Sales price	**63.96**	70.57	**72.36**	70.57
Royalties	**(12.65)**	(20.71)	**(16.89)**	(20.71)
Transportation costs	**(1.11)**	(1.39)	**(1.13)**	(1.39)
Operating expenses	**(9.06)**	(10.28)	**(5.55)**	(10.28)
Corporate netback	**41.14**	38.19	**48.79**	38.19

NGLs ($/bbl)	*Three Months Ended December 31*		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Sales price	**51.79**	57.67	**55.54**	52.38
Royalties	**(9.92)**	(26.78)	**(12.95)**	(16.00)
Transportation costs	**(1.49)**	(0.14)	**(1.44)**	(0.14)
Operating expenses	**(7.43)**	(8.70)	**(7.20)**	(8.82)
Corporate netback	**32.95**	22.05	**33.95**	27.42

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

Total Netbacks ($/boe)	*Three Months Ended December 31*		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Sales price	**40.34**	67.38	**39.65**	58.18
Royalties	**(5.84)**	(13.90)	**(6.21)**	(11.23)
Transportation costs	**(1.14)**	(1.39)	**(1.14)**	(1.32)
Operating expenses	**(3.78)**	(5.27)	**(3.55)**	(5.67)
Operating netback – all commodities	**29.58**	46.82	**28.75**	39.96
G&A	**(1.74)**	(2.64)	**(2.08)**	(3.52)
Interest (net)	**(1.02)**	(0.19)	**(0.75)**	(0.18)
Current income taxes	**-**	(0.41)	**0.05**	(0.24)
Corporate netback	**26.82**	43.58	**25.97**	36.02

Capital Expenditures

($000s)	Three Months Ended December 31 2006	Three Months Ended December 31 2005	Period Ended December 31 2006	Period Ended December 31 2005
Land and lease retention	**6,364**	2,530	**15,985**	4,321
Geological and geophysical	**294**	1,879	**2,907**	3,227
Drilling and completions	**7,849**	11,978	**40,923**	16,678
Facilities and equipment	**9,228**	7,803	**25,321**	15,555
Property acquisitions	-	-	-	753
Other	**588**	841	**2,700**	2,298
Total capital expenditures	**24,323**	25,031	**87,836**	42,832
Purchase price adjustment	-	300	-	14,545
Dispositions	-	(243)	**(2,298)**	(1,215)
Net capital expenditures	**24,323**	25,088	**85,538**	56,162

Total net capital expenditures for the fourth quarter of 2006 were $24.3 million. For the year ended December 31, 2006 capital expenditures of $85.5 million were on the high end of the Company's forecast of $77-85 million with the high costs for supplies and services and the expansion of the land budget to take advantage of opportunities resulting from the decline in natural gas prices. During the last three months of the year, Cordero drilled 10.0 net wells at a 90% success rate, completed a major pipeline and facilities project in Malmo which involved pipelining underneath Buffalo Lake, and increased Malmo area and exploratory land holdings. The Company had a very ambitious capital program in 2006 with several accomplishments including the technology gained on extended reach slant drilling, the Buffalo Lake crossing, an almost 50% increase in Malmo area landholdings, exploratory land acquisitions and the required facilities to bring the 2005 Gething discovery at Karr on-stream. However, some of the exploration projects provided disappointing results, and did not contribute to incremental production and reserves as had been anticipated; therefore finding and development costs for the period were higher than expected and higher than 2005. Current exploratory projects include a possible follow-up well at Karr and identified prospects at Goose River, Knopcik and Bigoray in Alberta and at Trutch and Tupper in British Columbia.

The 2007 capital budget is currently set at $50-55 million with approximately two-thirds dedicated to development at Malmo and the remainder allocated to exploration activities.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25.0 million to $46.0 million and in November it was further increased to $55.0 million. The additional funds from the credit facility were applied to the Company's capital program.

In June 2006 a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

In November the Company closed a flow-through common share issuance for 1.2 million shares at $8.80/share for total gross proceeds of $10.6 million. The net proceeds from the financing were used to increase the capital budget to $77-85 million. Pursuant to this flow-through share issuance, the Company is required to incur $10.6 million in exploration costs prior to December 31, 2007. At December 31, 2006 approximately $2.8 million of costs required to fulfill the Company's flow-through share commitments have been incurred.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

The Company's net debt and working capital deficiency at December 31, 2006 was $31.7 million compared to $4.1 million at December 31, 2005. The primary reason for the difference from year to year is the Company's cash position. At December 31, 2005 the Company had cash of $11.0 million and its credit facility which was not drawn on. At December 31, 2006, the credit facility had an outstanding balance of $20.9 million.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations at December 31, 2006 as summarized below:

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations (office space)	682	319	363	-	-
Transportation obligations	3,726	1,417	2,041	268	-
Capital lease obligations	4,477	637	1,174	1,041	1,625
Total contractual obligations	8,885	2,373	3,578	1,309	1,625

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*March 9, 2007*	*December 31, 2006*
Common shares	33,823	33,823
Common shares issuable on conversion:		
Stock options	1,734	1,734
Performance warrants	1,916	1,916
Performance shares	484	484
Total	37,957	37,957

Share Trading Information

	2006	*2005*
Trading volume (000s)	16,063	12,618
Daily average (000s)	64	76
Trading value ($000s)	106,638	69,095
Share price ($/share)		
High	7.70	6.74
Low	5.50	3.51
Average	6.64	5.48
Market capitalization – at December 31		
Shares outstanding (000s)	33,823	29,725
Year-end share price ($/share)	6.83	6.50
Total ($000s)	231,011	193,213

Risk Factors

Exploration, Development and Production Risks

The long-term success of Cordero will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Cordero will be able to locate satisfactory properties for acquisition or participation or that the Corporation's expenditures on future exploration will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to accurately project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If acquisitions or participations are identified, Cordero may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion, pipeline, facilities and operating costs. In addition, drilling hazards and/or environmental damage could greatly increase the costs of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation and gathering capacity or other geological and mechanical conditions. As well, approved activities may be subject to limited access windows for various reasons which may subject projects to significant delays. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The nature of oil and gas operations exposes Cordero to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Coalbed Methane (CBM)

CBM development in Canada is currently in the early stages and, as a result, the future of CBM in Alberta is not certain. Each coalbed basin in the world has proved to have its own unique set of risks and challenges. For Cordero, the lack of industry-wide production history within the Horseshoe Canyon formation, where Cordero's interests lie, is the most significant challenge. Although Cordero's knowledge of these reservoirs is increasing constantly, full commercial development requires a significant capital commitment and the production profile for the zones that Cordero is producing from is still uncertain. Other risks include uncertainty of title to coalbed gas and environmental issues, specifically public and landowner concerns related to water production, ground water contamination, well density, and noise. Cordero has performed the necessary legal procedures to obtain certification of its rights to the natural gas produced from its CBM landholdings and endeavors to minimize surface disturbance and noise through directional drilling and effective alignment of roads, pipelines and facilities. The Corporation does not anticipate a significant amount of water production with its CBM production; however, to the extent that it is required, there are numerous conservational water disposal options such as treating and sub-surface disposal. Well spacing will be dependent on regulatory approval, drilling and well completion methodology, access restrictions and economics.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Prices received and marketability of oil and natural gas (including CBM) acquired or discovered by the Company are determined by factors beyond Cordero's control. As the Company's production profile is predominantly natural gas, revenues are largely determined by the AECO Hub in Alberta which is influenced by several factors including North American supply and demand balance, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing. Supply uncertainties in 2005 caused by extreme hurricane activity, warmer summer weather and expectations for a cold winter resulted in record demand for natural gas and record high gas prices. In actuality, both the previous and current winters were warmer than anticipated, creating downward pressure on natural gas prices commencing in early 2006. Any material declines in prices could result in a reduction of net production revenue.

Cordero's revenue may also be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cordero. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cordero's oil and gas reserves. The Corporation may choose not to produce from certain wells at lower prices.

All of these factors could result in a material decrease in Cordero's future net production revenue causing a reduction in its exploration, acquisition and development activities. In addition, bank borrowings available to Cordero are expected to be determined in part by the borrowing base of Cordero. A sustained material decline in prices from historical average prices could limit the Corporation's borrowing base, therefore reducing the bank credit available to Cordero and perhaps requiring that a portion of any existing bank debt of Cordero be repaid.

To earn production revenue, Cordero must establish markets for its oil and natural gas and successfully market its production to prospective buyers. The ability of Cordero to market its natural gas may depend upon its ability to acquire space in processing facilities as well as gathering systems and pipelines which deliver natural gas to commercial markets. Cordero will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities as well as operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Competition

The oil and natural gas industry is very competitive for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Specific to Cordero's operations is the intense competition for land in the narrow and prolific Horseshoe Canyon fairway. Drilling rigs, service rigs and compression equipment are critical to maintaining the Company's exploration and development plan and, during periods of high industry activity, Cordero may not have access to the equipment required or qualified individuals to operate or install the equipment. Many of Cordero's competitors have significantly greater financial resources than Cordero and include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of Cordero's customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. Cordero's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement

Cordero's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Cordero successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cordero may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Cordero's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Capital Requirements and Financial Resources

Cordero anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. For growth-oriented oil and gas companies, such expenditures are typically well in excess of available cash flow from operations, requiring financing from incremental debt, equity sources or from the sale of properties. If Cordero's revenues or reserves decline, Cordero may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these capital or other corporate requirements or, if debt or equity financing is available, that it will be on terms acceptable to Cordero. Furthermore, future activities may require Cordero to alter its capitalization significantly. The inability of Cordero to access sufficient capital for its operations could have a material adverse effect on Cordero's financial condition, results of operations or prospects.

Cordero's lenders have been provided with security over substantially all of the assets of the Corporation. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would first go to satisfy amounts owed to Cordero's lenders and only the remainder would be available to the Corporation.

Acquisitions

Cordero may enter into transactions to acquire assets or the share of other corporations. These activities and transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither Cordero's articles nor its by-laws limit the amount of indebtedness that Cordero may incur. The level of Cordero's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise, resulting in missed acquisition opportunities and reduced or terminated operations.

Assessment of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and the Company's own assessments. These evaluations will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cordero's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cordero uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cordero. Any such instance may offset the return on and value of the Cordero common shares.

Insurance

Cordero's involvement in the exploration for and development of oil and gas properties may expose the Corporation to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cordero has obtained insurance to address such risks, such policies have limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cordero may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cordero. The occurrence of a significant event that Cordero is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cordero's financial position, results of operations or prospects.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cordero to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cordero's financial condition, results of operations or prospects.

Currently, CBM operations are subject to the same provincial and federal wildlife and environmental laws as conventional land gas operations, as well as additional CBM-specific regulations in Alberta and British Columbia. As CBM development grows in Canada, Cordero's future operations will likely be governed by more CBM-specific federal and provincial regulations.

Canada is currently a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses" between 2008 and 2012. The Government of Canada has announced its intention to regulate greenhouse gasses (GHG) and other air pollutants and is currently developing a framework that outlines its clean air and climate change action plan, including targets to reduce GHG emissions and a commitment to regulate industry on an emissions intensity basis for several years. Currently there are few technical details regarding the implementation of the Government's plan to regulate industrial GHG emissions, but the Government has made a commitment to work with industry to develop the specifics. Cordero's exploration and production facilities and other operations and activities emit GHGs which may subject Cordero to legislation in Canada regulating emissions of GHGs. It is not possible to predict the impact of the potential regulations on the Company's business or the manner in which political factors may influence their ultimate implementation. However, implementation of strategies for reducing GHG emissions, whether to meet the limits required by Kyoto, or as otherwise determined, together with provincial emission reduction requirements, such as those contained in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cordero's operations and facilities. The direct and indirect costs of complying with these emission regulations may adversely affect the business of Cordero.

Reliance on Operators and Key Employees

To the extent Cordero is not the operator of its oil and gas properties, Cordero will be dependent on such operators for the timing of activities and administration related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cordero will be largely dependent upon the performance of its management and key employees. Cordero does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cordero.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Cordero or to the operators, and the delays by operators in remitting payment to Cordero, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products and services, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cordero in a given period and expose Cordero to additional third party credit risks.

Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As well, environmental legislation limits the ability to perform construction activities when ground conditions are considered unsuitable. Also, certain oil and gas producing properties are located in areas that are inaccessible during non-winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Cordero.

Permits and Licenses
The operations of Cordero may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Cordero which could result in a reduction of Cordero's revenue.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cordero is not aware that any claims have been made in respect of the Corporation's properties; however, if a claim arose and was successful, it could have an adverse effect on Cordero and its operations.

Changes in Legislation
The return on an investment in securities of Cordero is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cordero or the holding and disposing of securities of Cordero.

Corporate Matters
Cordero does not anticipate the payment of any dividends on the Cordero common shares for the foreseeable future. Certain of the directors and officers of Cordero are also directors and officers of other oil and gas companies involved in natural resource exploration and development and conflicts of interest may arise between their duties as officers and directors of Cordero and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Alberta Business Corporations Act.

In accordance with applicable securities regulations, management has evaluated the design and effectiveness of the Company's disclosure controls and procedures as well as the design of internal controls over financial reporting. Based on the results of the work performed the Chief Executive Officer and Chief Financial Officer provided the required certifications however, internal controls no matter how well designed, have inherent limitations. Therefore internal controls over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and disclosures and may not prevent or detect all misstatements or omissions of information. Further details are provided under "Internal Controls Over Financial Reporting and Disclosure Controls and Procedures".

Dilution
Cordero may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cordero which may be dilutive.

Third Party Credit Risk
Cordero is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cordero, such failures could have a material adverse effect on Cordero and its cash flows.

Income Taxes
The Corporation will file all required income tax returns and believes that it is, and will continue to be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Cordero, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves
Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense
In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test
The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations
The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense
Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes
The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Future Accounting Standards Changes

Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections that the Company plans to adopt effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

Implementation of these standards will require that all financial instruments, with the exception of financial instruments qualifying for hedge accounting, be included on the Company's balance sheet at fair value, with changes in fair value charged to earnings. Existing requirements for hedge accounting will be extended to specify how hedge accounting should be performed and gains and losses on financial instruments designated as hedges will be included in other comprehensive income.

These standards do not permit restatement of prior years' financial statements. The Company has not determined the future impact these standards will have on financial statements.

Financial Statement Disclosures
In December 2006 *Financial Instruments – Disclosures* (Section 3862) was issued to elaborate on disclosure surrounding financial instruments. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Also in December 2006 Handbook Section 1535, *Capital Disclosures* was issued to establish standards for disclosing information about an entity's capital and how it is managed. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 however earlier adoption is encouraged.

The Company does not anticipate a material impact to its existing disclosure upon implementation of these new policies.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its filings or other reports filed or submitted under applicable securities laws is:

1) recorded, processed, summarized and reported within the applicable legislated time periods; and

2) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company's internal controls over financial reporting. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements.

Internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements or omissions of information. Due to the small size of the Company, management acknowledges there is lack of segregation of duties within several of the Company's processes. Management has identified the specific functions with the potential to compromise the Company's overall control objectives as outlined above. In response to the identified risks, appropriate compensating controls have been implemented to management's satisfaction.

The Company will evaluate the operating effectiveness of internal controls over financial reporting within the timelines required by relevant securities legislation.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

APPENDIX B
Audited Financial Statements and Notes as at and for the Year Ended December 31, 2006

Management's Report

Management has prepared the accompanying consolidated financial statements of Cordero Energy Inc. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout the annual report and annual information form is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable accounting records are produced for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit and Finance Committee, which is composed of non-management directors. The Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit and Finance Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board has approved the consolidated financial statements for issuance to the shareholders.

"Signed"

David V. Elgie
President and Chief Executive Officer
February 26, 2007

"Signed"

C. Dean Setoguchi
Vice President and Chief Financial Officer
February 26, 2007

Auditors' Report

To the Shareholders of Cordero Energy Inc.:

We have audited the consolidated balance sheets of Cordero Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2006 and for the period from the commencement of operations on April 30, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cordero Energy Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from the commencement of operations on April 30, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Calgary, Alberta
February 26, 2007

Consolidated Balance Sheets

($000s)	As at December 31, 2006	As at December 31, 2005
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	8,594	8,799
	8,594	19,826
Petroleum and natural gas interests (note 3)	142,343	74,623
Future income tax asset (notes 10)	7,075	10,474
	158,012	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	15,787	19,825
Current portion of obligations under capital leases (note 5)	456	446
	16,243	20,271
Long-term credit facility (note 4)	20,868	-
Obligations under capital leases (note 5)	3,167	3,623
Asset retirement obligations (note 6)	4,902	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	101,195	71,747
Contributed surplus (note 7)	2,436	1,061
Retained earnings	9,201	4,526
	112,832	77,334
	158,012	104,923

See accompanying notes.

On behalf of the Board

"Signed" *"Signed"*

S. Barry Jackson
Director

Philip C. Swift
Director

Consolidated Statements of Operations

($000s, except per share amounts)	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Revenue		
Gross oil and natural gas revenue	**44,900**	22,431
Royalties	**(7,032)**	(4,333)
	37,868	18,098
Expenses		
Operating	**4,019**	2,185
Transportation	**1,287**	508
General and administrative	**2,353**	1,357
Interest, net (notes 4 and 5)	**851**	70
Depletion, depreciation and amortization (note 3)	**18,871**	5,344
Accretion (note 6)	**336**	92
Stock-based compensation (note 8)	**1,583**	1,061
	29,300	10,617
Earnings before income taxes	**8,568**	7,481
Income taxes (note 10)		
Current income taxes (recovery)	**(60)**	94
Future income taxes	**3,953**	2,861
	3,893	2,955
Net earnings	**4,675**	4,526
Net earnings per share (note 9)		
Basic	**0.15**	0.17
Diluted	**0.14**	0.16

Consolidated Statements of Retained Earnings

($000s)	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Retained earnings beginning of period	**4,526**	-
Earnings for period	**4,675**	4,526
Retained earnings, end of period	**9,201**	4,526

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

($000s)	*Year Ended December 31, 2006*	*Period Ended December 31, 2005[(1)]*
Cash flows from the following:		
Operating activities		
Net earnings	**4,675**	4,526
Items not affecting cash		
Depletion, depreciation and amortization	**18,871**	5,344
Accretion	**336**	92
Future income taxes	**3,953**	2,861
Stock-based compensation	**1,583**	1,061
Asset retirement obligation expenditures (note 6)	**(182)**	(5)
Changes in non-cash working capital (note 11)	**(206)**	(859)
	29,030	13,020
Financing activities		
Issue of common shares and performance shares	**30,498**	39,879
Share issue costs	**(1,811)**	(1,754)
Increase in bank indebtedness (note 4)	**20,868**	-
Repayment of capital lease obligations (note 5)	**(446)**	(80)
Proceeds from sale-lease back transactions (note 5)	**-**	4,239
	49,109	42,284
Investing activities		
Petroleum and natural gas expenditures	**(87,836)**	(42,832)
Purchase of petroleum and natural gas interests	**-**	(14,545)
Disposition of petroleum and natural gas interests	**2,298**	1,215
Changes in non-cash working capital (note 11)	**(3,628)**	11,885
	(89,166)	(44,277)
(Decrease) increase in cash and cash equivalents	**(11,027)**	11,027
Cash and cash equivalents, beginning of period	**11,027**	-
Cash and cash equivalents, end of period	**-**	11,027

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Notes to Consolidated Financial Statements

For the year ended December 31, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars. The period ended December 31, 2005 represents the 246-day period from April 30, 2005 to December 31, 2005.

(a) *Joint Venture Activities*
A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) *Cash and Cash Equivalents*
Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) *Petroleum and Natural Gas Interests*
The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a 20% or higher change in the depletion rate.

Depletion and Depreciation
Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment
Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations
The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*
Revenue is recognized when title passes to the customer.

(e) *Hedging*
The Company may use financial instruments to manage its exposure to fluctuations in oil and natural gas prices. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Hedge accounting may be used when there is a high degree of correlation between price movements in the financial instrument and the underlying asset. Under hedge accounting, the fair value of the derivative instruments are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized.

(f) *Stock-Based Compensation Plans*
The Company has stock-based compensation plans described in note 8 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(g) *Accounting for Leases*
The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(h) *Income Taxes*
The Company follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(i) *Flow-through Shares*
In accordance with Canadian tax legislation deductions for income tax purposes related to activities funded by flow-through share arrangements are renounced to investors. The estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities when the expenditures are renounced to shareholders.

(j) *Earnings per Share*
Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants and performance shares, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(k) *Measurement Uncertainty*
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Petroleum and Natural Gas Interests

At December 31, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 5)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2006, unproved properties of $22.5 million (2005 - S12.0 million) and other petroleum and natural gas assets of $1.5 million (2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $1.9 million (2005 - $1.3 million) relating to petroleum and natural gas exploration and development activities for the year ended December 31, 2006.

Cordero performed a ceiling test calculation at December 31, 2006 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2007 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2006.

Year	*WTI Oil (US$/bbl)*	*Foreign Exchange Rate*	*Edmonton Light Crude Oil (Cdn$/bbl)*	*AECO Gas (Cdn$/MMbtu)*
2007	65.73	0.870	74.10	7.72
2008	68.82	0.870	77.62	8.59
2009	62.42	0.870	70.25	7.74
2010	58.37	0.870	65.56	7.55
2011	55.20	0.870	61.90	7.72
Escalate thereafter		Various Escalation Rates		

4. Credit Facility

During 2006 the Company's revolving term credit facility was increased from $25.0 million to $55.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 31, 2007. At this time Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the twelve months ended December 31, 2006 was $0.7 million (2005 - $16,000).

5. Obligations Under Capital Leases

The Company has three capital leases for compression equipment for a term of ten years. Future minimum lease payments under these leases are as follows:

Year	*Amount*
2007	637
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,153
Total minimum lease payments	4,477
Less amount representing interest at 5.18% to 5.91%	854
Present value of obligations under capital leases	3,623
Due within one year	456
Long-term portion of obligations under capital leases	3,167

Interest expense incurred on the obligations under capital leases was $224,000 (2005 - $38,000) for the year ended December 31, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $11.0 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Period Ended December 31	
	2006	***2005***
Asset retirement obligations, beginning of period	**3,695**	-
Liabilities transferred upon plan of arrangement	**-**	1,250
Obligations incurred in period	**1,616**	1,673
Revisions to obligations	**(563)**	785
Obligations settled during period	**(182)**	(5)
Dispositions	**-**	(100)
Accretion	**336**	92
Asset retirement obligations, end of period	**4,902**	3,695

7. Share Capital

(a) *Authorized*

At December 31, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) *Issued and Outstanding*

Common Shares	Number	Consideration
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Equity offerings	5,600,000	29,030
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	**29,724,789**	**71,740**
Equity offering June 2, 2006	2,750,000	19,938
Equity offering November 9, 2006	1,200,000	10,560
Conversion of performance shares	148,124	2
Transfer from contributed surplus - conversion of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(1,258)
Balance, December 31, 2006	**33,822,913**	**101,190**

On June 2, 2006 the Company closed a bought deal private placement whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million. On November 9, 2006 the Company issued 1.2 million flow-through common shares at $8.80/share for total gross proceeds of $10.6 million.

Performance Shares	Number	Consideration
Balance, beginning of period	725,900	7
Granted		
Exercised	(241,967)	(2)
Balance, end of period	**483,933**	**5**

Each performance share was issued for a price of $0.01/share and is convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares automatically convert into Cordero common shares as to one-third on each of the first, second, and third anniversaries of April 29, 2005 if the holder is a service provider on such date. In May 2006, 148,124 common shares were issued upon vesting and conversion of 241,967 performance shares.

(c) *Contributed Surplus*

	Period Ended December 31	
	2006	2005
Balance, beginning of period	1,061	-
Stock-based compensation expense	1,583	1,061
Conversion of performance shares	(208)	-
Balance, end of period	2,436	1,061

8. Stock-Based Compensation Plans

(a) *Stock Option Plan*

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the performance share and stock option plans is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

The following table summarizes information regarding the Company's stock option activity during the year ended December 31, 2006.

	2006		2005	
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Outstanding at beginning of period	1,105,800	4.69	-	-
Granted	628,000	6.40	1,105,800	4.69
Outstanding at end of period	1,733,800	5.31	1,105,800	4.69

The following table summarizes information about the Company's stock options outstanding and exercisable at December 31, 2006:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	955,400	3.99	4.55	471,807	3.42	4.65
5.01 - 6.00	192,900	3.77	5.64	76,801	3.64	5.54
6.01 - 7.00	473,000	4.17	6.20	-	-	-
7.01 - 7.40	112,500	4.35	7.40	18,000	4.35	7.40
4.43 - 7.40	1,733,800	3.71	5.31	566,608	3.48	4.85

(b) *Performance Warrants*

At December 31, 2006 and 2005 there were 1,916,376 performance warrants outstanding. Each performance warrant is exercisable onto one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty day weighted average trading price of the common shares of Cordero reaches 1.5 times, 2.0 times and 2.5 times $2.87. As at December 31, 2006 all three performance clauses have been met and one third of the outstanding warrants have vested.

(c) *Share Appreciation Rights Plan*

At inception the Company established a share appreciation rights plan whereby share appreciation rights (rights) could be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. Rights under this plan were available for grant from the date of plan approval through October 29, 2006. As there were no share appreciation rights granted within the specified period the rights under this plan have been terminated.

(d) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the year ended December 31, 2006 are as follows:

	Period Ended December 31	
	2006	2005
Risk-free interest rate (%)	**4.02**	3.15
Expected life (years)	**3.5**	3.5
Expected volatility (%)	**40**	40
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**2.059**	1.547

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

	Period Ended December 31	
Common Shares	***2006***	***2005***
Weighted average basic	**31,602,850**	26,795,376
Dilutive securities		
Stock options	**557,956**	324,071
Performance warrants	**1,197,761**	1,045,553
Performance shares	**408,140**	814,177
Weighted average diluted	**33,766,707**	28,979,177

10. Income Taxes

The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended December 31	
	2006	***2005***
Earnings before income taxes	**8,568**	7,481
Expected income taxes at the statutory rate	**2,955**	2,814
Increase (decrease) resulting from:		
Non-deductible Crown charges	**499**	869
Resource allowance	**(710)**	(872)
Stock-based compensation	**546**	399
Federal Large Corporation Tax	**(60)**	94
Income tax rate reduction	**595**	(348)
Non-deductible amounts and other	**68**	(1)
Income taxes	**3,893**	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2006	*As at December 31, 2005*
Petroleum and natural gas interests	**4,825**	8,701
Asset retirement obligations	**1,430**	1,242
Share issue costs	**791**	508
Other	**29**	23
	7,075	10,474

Pursuant to the flow-through share issuance completed in November 2006 the Company is committed to renounce $10.6 million of exploration costs to investors by December 2007. At December 31, 2006 $2.8 million of the obligation had been fulfilled, resulting in a deferred future tax liability of approximately $0.8 million. The costs were renounced to investors in February 2007 therefore, in accordance with current accounting standards, the future tax liability will be recorded in the first quarter of 2007. The Company's capital budget for 2007 reflects the remaining commitment of $7.8 million.

11. Supplementary Information for Statements of Cash Flows

	Period Ended December 31	
Changes in non-cash working capital	***2006***	***2005***
Accounts receivable	**205**	(8,745)
Accounts payable and accrued liabilities	**(4,039)**	19,771
Change in non-cash working capital relating to:	**(3,834)**	11,026
Operating activities	**(206)**	(859)
Investing activities	**(3,628)**	11,885

12. Financial Instruments

Fair Value of Financial Instruments
The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Credit Risk
A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk
The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk
The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

Commodity Price Contracts
The Company entered into several derivative financial instrument contracts in February 2007 for the purpose of managing its exposure to fluctuations in natural gas prices. A summary of these contracts are as follows:

Contract Type	Volume (GJ/d)	Pricing Point	Price ($/GJ)	Term
Fixed price	7,000	AECO	7.59	Mar-Jun 07
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

13. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Office space (operating leases)	319	334	29	-	-
Transportation	1,417	1,260	781	268	-
Total commitments	1,736	1,594	810	268	-

APPENDIX C

Form 51-101F3 *Report of Management and Directors on Reserves Data and Other Information*

Management of Cordero Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and
(ii) the related estimated future net revenue.

Sproule Associates Limited has evaluated the Company's reserves data. The report of the independent, qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Technical Review Committee of the board of directors of the Company has: (a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator; (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Review Committee, approved (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information; (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and (c) the content and filing of this report.

"signed" DAVID ELGIE
President and Chief Executive Officer

"signed" RICHARD GLEASURE
Vice President, Engineering & Chief Operating Officer

"signed" BRIAN LEMKE
Chairman of the Board of Directors

"signed" JEFFREY SMITH
Chairman of Technical Review Committee

APPENDIX D

Form 51-101F2 *Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor*

To the Board of Directors of Cordero Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consist of the following:
   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and
   (ii) the related estimated future net revenue; and
   (b) (i) proved oil and gas reserve quantities were estimated as at December 31, 2006 using constant prices and costs; and
   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us as of December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management and Board of Directors.

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited ($M)	Evaluated ($M)	Reviewed ($M)	Total ($M)
Sproule Associates Limited	Evaluation of the P&NG reserves of Cordero Energy Inc., as of December 31, 2006, prepared December 2006 to February 2007	Canada	Nil	254,929	Nil	254,929

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

"signed" R. Keith MacLeod, P. Eng.
Executive Vice-President,
Sproule Associates Limited

APPENDIX E

Audit and Finance Committee Information

Audit and Finance Committee Terms of Reference

Policy Statement

It is the policy of Cordero Energy Inc. (the "Corporation") to establish and maintain an Audit and Finance Committee, composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition

1. The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2. Each director appointed to the Committee by the Board shall be an outside director who is unrelated and "independent" as required under the applicable securities laws and the applicable rules of any stock exchange on which the securities of the Corporation are listed. An outside, unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities, including without limitation Multilateral Instrument 52-110 (Audit Committees).

3. Each member of the Committee shall be "financially literate" as required under the applicable securities laws, including without limitation Multilateral Instrument 52-110 (Audit Committees). In order to be financially literate, a director must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. If available, at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

Meetings

1. The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly and annual financial statements and Management's Discussion and Analysis.

2. Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. A quorum for the transaction of business at a meeting of the Committee shall consist of two members of the Committee.

4. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

5. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

6. Each of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer shall be invited to attend all meetings of the Committee and the Executive Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee upon the request of the Committee; subject, however, to the requirement that the Committee (i) hold regular in camera sessions of the members of the Committee, without management representatives present and (ii) meet with the external auditors independent of management at each meeting at which the external auditors are in attendance.

7. Minutes shall be kept of all meetings of the Committee.

Responsibilities

1. The Committee's primary duties and responsibilities are to:

   (a) review with management and the external auditors, and recommend to the Board for approval and release to shareholders, the financial statements of the Corporation, together with related reports to shareholders, Management Discussion and Analysis ("MD&A") of such financial statements and, when applicable, other public filings (such as prospectuses or annual information forms) containing financial disclosures;

   (b) review with the auditors and management, and monitor the management of, the principal risks that could impact the financial reporting of the Corporation;

   (c) review the framework of and periodically monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance, including confirmation that the Corporation and its officers have complied with regulations regarding certification and disclosure of such controls;

   (d) monitor the independence and performance of the Corporation's external auditors;

   (e) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (f) approve the audit engagement and monitor the external audit process and results;

   (g) provide an avenue of communication among the external auditors, management and the Board;

   (h) review the implementation of and monitor an effective "whistle blowing" procedure to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

   (i) review the minutes of any Committee meetings of any subsidiary companies.

2. The Committee shall have the authority to:

   (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and staff of the Corporation, any affected party, contractors and consultants of the Corporation and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

   (c) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

   (d) to set and pay the compensation for any advisors employed by the Committee.

3. The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Committee shall:

   (a) review the audit plan with the Corporation's external auditors and with management and approve the engagement letter;

   (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to financial reporting;

(c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management and assist in the resolution of any disagreements;

(e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review and evaluate any recommendations of the auditors and decide the appropriate course of action;

(g) review consistency of data reported on the financial statements, annual and quarterly reports and related public disclosure documents;

(h) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(i) consider and review with management:

   (i) all unadjusted errors identified by the external auditors,

   (ii) the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(j) review with financial management and the external auditors the quarterly unaudited financial statements and MD&A before release to the public;

(k) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, MD&A and press releases; and

(l) review and approve the Corporation's hiring policies regarding partners, employees and former employees of the present and former external auditors.

5. The Committee shall:

   (a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted and to recommend to the Board the compensation of the external auditors;

   (b) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of the Corporation's subsidiary entities;

   (c) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Instrument 51-102 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

   (d) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Committee shall:

   (a) review all securities offering documents (including documents incorporated therein by reference) of the Corporation;

   (b) review findings, if any, from examinations performed by regulatory agencies with respect to financial matters; and

   (c) review Managements procedure for monitoring the Corporation's compliance with laws and regulations.

   (d) review current and expected future compliance with covenants under the financing agreements.

   (e) if requested by the Board, review the proposed issuance of debt and equity instruments including public and private debt, equity and hybrid securities, credit facilities with banks and others, and other credit arrangements such as material capital and operating leases. When applicable, the Committee shall review the related securities filings.

   (f) if requested by the Board, review the proposed repurchase of public and private debt, equity and hybrid securities.

   (g) understand the Corporation's capital structure and financial risks arising from exposure to such things as commodity prices, interest rates, foreign currency exchange rates and credit. Review the management of these risks including any proposed hedging of the exposures. The Committee shall receive a summary report of the hedging activities including a summary of the hedge-related instruments.

7. The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10. The Committee shall review, on an annual basis, its terms of reference.

11. The Committee will perform any other activities consistent with this mandate, the Company's bylaws and governing laws as the Committee or the Board deems necessary or appropriate.

12. While the Committee has the responsibilities, duties and authorities herein, it is not required to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as being "financially literate" or a "Committee financial expert" is based on each such individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as being "financially literate" or a "Committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any financially literate individual or Committee financial expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

13. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, the external auditors of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

Audit and Finance Committee Members
The Audit Committee consists of four members, Donald P. Driscoll, Douglas G. Manner, Jeffrey T. Smith and Philip C. Swift. All of the members of the Audit Committee are independent. None of the members is, or has ever been, an employee or executive officer of the Corporation and none has a material relationship with the Corporation.

The Board has carefully considered and concluded that all members of the Audit Committee are financially literate, which means that each of them has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. The education and experience of each member of the Audit Committee relevant to their responsibilities as an Audit Committee member is described below.

Donald P. Driscoll holds a Bachelor of Science Degree and an MBA. His education, together with experience derived from his position as President and Chief Executive Officer of NAL Oil & Gas Trust for almost a decade provide him with experience in analyzing and evaluating financial statements. He has gained an understanding of internal controls, procedures for financial reporting and an understanding of Audit Committee functions. Mr. Driscoll has completed the financial literacy course with the Haskayne School of Business.

Douglas G. Manner has been involved in the financial reporting process as an executive officer and a member of the audit committee for numerous reporting issuers. His business career has provided him with extensive experience in analyzing and evaluating financial statements and he has gained an understanding of internal controls and procedures for financial reporting and an understanding of Audit Committee functions.

Jeffrey T. Smith has completed the financial literacy course with the Haskayne School of Business and currently sits on the Audit Committee of another reporting issuer, in addition to his role on the Audit Committee of the Corporation.

Philip C. Swift holds a Bachelor of Science degree, an MBA and a professional accounting designation. Through his past role as President and CEO and now Co-Chairman of ARC Financial Corporation, Mr. Swift has been extensively involved in the analysis and evaluation of financial statements. Mr. Swift has served on numerous Boards of public and private oil and gas companies including several Audit Committees.

Pre-Approval Policies and Procedures
Cordero has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte and Touche LLP. The Audit and Finance Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by Deloitte & Touche LLP. Engagements aggregating up to $25,000 during the year that are not within the pre-approved limit must be pre-approved by the Audit and Finance Committee.

External Auditor Service Fees
The following table provides information about the fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP for the year ended December 31, 2006 and period ended December 31, 2005:

Service	**2006 ($)**	**2005 ($)**
Audit Fees	88,510[(2)]	35,000
Audit-related fees	30,210	12,000
Tax fees	1,980	-
All other fees[(1)]	24,610[(3)]	6,210
Total billed in period	145,310	53,210

(1) Primarily comprised of fees for equity issuances.
(2) Represents estimate for 2006 audit and a portion of billings for the 2005 audit.
(3) Fees for November equity issuance not billed.

FILE No: 82-34983

Management's Report

Cordero Energy Inc.

Management has prepared the accompanying consolidated financial statements of Cordero Energy Inc. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout the annual report and annual information form is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable accounting records are produced for financial reporting purposes.

Deloitte & Touche LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit and Finance Committee, which is composed of non-management directors. The Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit and Finance Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board has approved the consolidated financial statements for issuance to the shareholders.

"Signed"	*"Signed"*
David V. Elgie President and Chief Executive Officer February 26, 2007	C. Dean Setoguchi Vice President and Chief Financial Officer February 26, 2007

Auditors' Report to the Shareholders

Cordero Energy Inc.

We have audited the consolidated balance sheets of Cordero Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings and cash flows for the year ended December 31, 2006 and for the period from the commencement of operations on April 30, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cordero Energy Inc. as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from the commencement of operations on April 30, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
February 26, 2007

Consolidated Balance Sheets

Cordero Energy Inc.

($000s)	As at December 31, 2006	As at December 31, 2005
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	8,594	8,799
	8,594	19,826
Petroleum and natural gas interests (note 3)	142,343	74,623
Future income tax asset (notes 10)	7,075	10,474
	158,012	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	15,787	19,825
Current portion of obligations under capital leases (note 5)	456	446
	16,243	20,271
Long-term credit facility (note 4)	20,868	-
Obligations under capital leases (note 5)	3,167	3,623
Asset retirement obligations (note 6)	4,902	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	101,195	71,747
Contributed surplus (note 7)	2,436	1,061
Retained earnings	9,201	4,526
	112,832	77,334
	158,012	104,923

See accompanying notes.

On behalf of the Board

"Signed" *"Signed"*

S. Barry Jackson, Director

Philip C. Swift, Director

Consolidated Statements of Operations

Cordero Energy Inc.

($000s, except per share amounts)	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Revenue		
Gross oil and natural gas revenue	**44,900**	22,431
Royalties	**(7,032)**	(4,333)
	37,868	18,098
Expenses		
Operating	**4,019**	2,185
Transportation	**1,287**	508
General and administrative	**2,353**	1,357
Interest, net (notes 4 and 5)	**851**	70
Depletion, depreciation and amortization (note 3)	**18,871**	5,344
Accretion (note 6)	**336**	92
Stock-based compensation (note 8)	**1,583**	1,061
	29,300	10,617
Earnings before income taxes	**8,568**	7,481
Income taxes (note 10)		
Current income taxes (recovery)	**(60)**	94
Future income taxes	**3,953**	2,861
	3,893	2,955
Net earnings	**4,675**	4,526
Net earnings per share (note 9)		
Basic	**0.15**	0.17
Diluted	**0.14**	0.16

Consolidated Statements of Retained Earnings

($000s)	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Retained earnings beginning of period	**4,526**	-
Earnings for period	**4,675**	4,526
Retained earnings, end of period	**9,201**	4,526

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

Cordero Energy Inc.

($000s)	Year Ended December 31, 2006	Period Ended December 31, 2005[1]
Cash flows from the following:		
Operating activities		
Net earnings	**4,675**	4,526
Items not affecting cash		
Depletion, depreciation and amortization	**18,871**	5,344
Accretion	**336**	92
Future income taxes	**3,953**	2,861
Stock-based compensation	**1,583**	1,061
Asset retirement obligation expenditures (note 6)	**(182)**	(5)
Changes in non-cash working capital (note 11)	**(206)**	(859)
	29,030	13,020
Financing activities		
Issue of common shares and performance shares	**30,498**	39,879
Share issue costs	**(1,811)**	(1,754)
Increase in bank indebtedness (note 4)	**20,868**	-
Repayment of capital lease obligations (note 5)	**(446)**	(80)
Proceeds from sale-lease back transactions (note 5)	**-**	4,239
	49,109	42,284
Investing activities		
Petroleum and natural gas expenditures	**(87,836)**	(42,832)
Purchase of petroleum and natural gas interests	**-**	(14,545)
Disposition of petroleum and natural gas interests	**2,298**	1,215
Changes in non-cash working capital (note 11)	**(3,628)**	11,885
	(89,166)	(44,277)
(Decrease) increase in cash and cash equivalents	**(11,027)**	11,027
Cash and cash equivalents, beginning of period	**11,027**	-
Cash and cash equivalents, end of period	**-**	11,027

(1) These results comprise the period from commencement of operations, April 30, 2005, to December 31, 2005.

See accompanying notes.

Notes to Consolidated Financial Statements

Cordero Energy Inc.

For the year ended December 31, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. The consolidated financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and are expressed in Canadian dollars. The period ended December 31, 2005 represents the 246-day period from April 30, 2005 to December 31, 2005.

(a) Joint Venture Activities
A portion of the Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect the Company's proportionate interest in such activities.

(b) Cash and Cash Equivalents
Cash includes cash on deposit and short-term investments with an initial maturity of 90 days or less at the time of issue.

(c) Petroleum and Natural Gas Interests
The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs relating to exploration for and development of petroleum and natural gas reserves are capitalized in one cost centre. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and tangible equipment and administrative costs directly related to acquisition, exploration and development activities. Gains or losses are not recognized upon disposition of oil and natural gas properties unless crediting the proceeds against accumulated costs would result in a 20% or higher change in the depletion rate.

Depletion and Depreciation
Petroleum and natural gas interests, including assets under capital lease, are depleted or depreciated using the unit-of-production method based on an independent engineering estimate of the Company's share of proved reserves, before royalties, with natural gas converted to its energy equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. Included in the depletion base are estimated future costs to be incurred in developing proved reserves and, excluded, are estimated salvage values and costs incurred acquiring and evaluating unproved properties.

Impairment
Petroleum and natural gas interests are evaluated quarterly to determine whether the costs capitalized are impaired. The costs are impaired if the carrying value of the assets exceeds the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying value is assessed as impaired, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using expected future product prices and costs, discounted using a risk-free rate. Unproved properties are assessed for impairment in a separate impairment test.

Asset Retirement Obligations
The fair value of the liability for asset retirement obligations is recorded in the period when a reasonable estimate of the fair value can be determined, with a corresponding increase to the carrying amount of the related asset. Increases in the fair value of the asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligations.

(d) *Revenue Recognition*

Revenue is recognized when title passes to the customer.

(e) *Hedging*

The Company may use financial instruments to manage its exposure to fluctuations in oil and natural gas prices. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Hedge accounting may be used when there is a high degree of correlation between price movements in the financial instrument and the underlying asset. Under hedge accounting, the fair value of the derivative instruments are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transactions are recognized.

(f) *Stock-Based Compensation Plans*

The Company has stock-based compensation plans described in note 8 and accounts for its plans using the fair value method. Under this method, compensation cost attributable to stock options, performance warrants and performance shares granted to officers, directors and employees is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Consideration paid upon the exercise of stock options, performance warrants or performance shares, together with corresponding amounts previously recognized in contributed surplus, is recorded as an increase to share capital. In the event that vested options or warrants expire without being exercised, previously recognized compensation costs associated with such stock options are not reversed.

(g) *Accounting for Leases*

The evaluation of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and is considered as such if fulfillment of the arrangement is dependent on the use of a specific tangible asset or assets and the arrangement conveys a right to use the tangible asset or assets.

(h) *Income Taxes*

The Company follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(i) *Flow-through Shares*

In accordance with Canadian tax legislation deductions for income tax purposes related to activities funded by flow-through share arrangements are renounced to investors. The estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities when the expenditures are renounced to shareholders.

(j) *Earnings per Share*

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the period. Diluted per share information is calculated using the treasury stock method which assumes that any proceeds received by the Company upon the exercise of in-the-money stock options, performance warrants and performance shares, plus unamortized stock compensation costs, would be used to buy back common shares at the average market price for the period.

(k) *Measurement Uncertainty*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

The amounts recorded for depletion and deprecation of petroleum and natural gas interests and for asset retirement obligations are based on estimates of petroleum and natural gas reserves and future costs. Proved reserves also provide the basis for determining whether the carrying value of petroleum and natural gas interests is impaired. The determination of stock-based compensation involves estimates of the volatility of the Company's common shares for future rates and expected life. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities and involves forecasting the amount of the future income tax asset that will be realized. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

3. Petroleum and Natural Gas Interests

At December 31, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 5)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at December 31, 2006, unproved properties of $22.5 million (2005 - $12.0 million) and other petroleum and natural gas assets of $1.5 million (2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $1.9 million (2005 - $1.3 million) relating to petroleum and natural gas exploration and development activities for the year ended December 31, 2006.

Cordero performed a ceiling test calculation at December 31, 2006 to assess whether petroleum and natural gas interests are impaired. The future oil and gas prices are based on January 1, 2007 benchmark prices in the futures market. These prices have been adjusted for commodity price differentials, and transportation costs specific to Cordero.

The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, there was no impairment at December 31, 2006.

Year	*WTI Oil (US$/bbl)*	*Foreign Exchange Rate*	*Edmonton Light Crude Oil (Cdn$/bbl)*	*AECO Gas (Cdn$/MMbtu)*
2007	65.73	0.870	74.10	7.72
2008	68.82	0.870	77.62	8.59
2009	62.42	0.870	70.25	7.74
2010	58.37	0.870	65.56	7.55
2011	55.20	0.870	61.90	7.72
Escalate thereafter		Various Escalation Rates		

4. Credit Facility

During 2006 the Company's revolving term credit facility was increased from $25.0 million to $55.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 31, 2007. At this time Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the twelve months ended December 31, 2006 was $0.7 million (2005 - $16,000).

5. *Obligations Under Capital Leases*

The Company has three capital leases for compression equipment for a term of ten years. Future minimum lease payments under these leases are as follows:

Year	*Amount*
2007	637
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,153
Total minimum lease payments	4,477
Less amount representing interest at 5.18% to 5.91%	854
Present value of obligations under capital leases	3,623
Due within one year	456
Long-term portion of obligations under capital leases	3,167

Interest expense incurred on the obligations under capital leases was $224,000 (2005 - $38,000) for the year ended December 31, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $11.0 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Period Ended December 31	
	2006	***2005***
Asset retirement obligations, beginning of period	**3,695**	-
Liabilities transferred upon plan of arrangement	-	1,250
Obligations incurred in period	**1,616**	1,673
Revisions to obligations	**(563)**	785
Obligations settled during period	**(182)**	(5)
Dispositions	-	(100)
Accretion	**336**	92
Asset retirement obligations, end of period	**4,902**	3,695

7. Share Capital

(a) *Authorized*
At December 31, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	*Number*	*Consideration*
Issued on incorporation, March 30, 2005	1	1
Issued on completion of plan of arrangement	20,347,222	33,024
Initial private placement	1,916,376	5,500
Exercise of arrangement warrants	1,861,190	5,341
Equity offerings	5,600,000	29,030
Share issue costs (net of future tax effect)	-	(1,156)
Balance, December 31, 2005	**29,724,789**	**71,740**
Equity offering June 2, 2006	2,750,000	19,938
Equity offering November 9, 2006	1,200,000	10,560
Conversion of performance shares	148,124	2
Transfer from contributed surplus - conversion of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(1,258)
Balance, December 31, 2006	**33,822,913**	**101,190**

On June 2, 2006 the Company closed a bought deal private placement whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million. On November 9, 2006 the Company issued 1.2 million flow-through common shares at $8.80/share for total gross proceeds of $10.6 million.

Performance Shares	*Number*	*Consideration*
Balance, beginning of period	725,900	7
Granted		
Exercised	(241,967)	(2)
Balance, end of period	**483,933**	**5**

Each performance share was issued for a price of $0.01/share and is convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares less market value of $2.87 if positive, divided by the Cordero closing share price. The Cordero performance shares automatically convert into Cordero common shares as to one-third on each of the first, second, and third anniversaries of April 29, 2005 if the holder is a service provider on such date. In May 2006, 148,124 common shares were issued upon vesting and conversion of 241,967 performance shares.

(c) Contributed Surplus

	Period Ended December 31	
	2006	*2005*
Balance, beginning of period	**1,061**	-
Stock-based compensation expense	**1,583**	1,061
Conversion of performance shares	**(208)**	-
Balance, end of period	**2,436**	1,061

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The Company has established a stock option plan whereby officers, directors and employees may be granted options to purchase common shares at a fixed price not less than the volume-weighted five-day average preceding grant. Vesting and expiry provisions vary for each grant and are determined at the date of grant. The aggregate number of common shares and any other security-based share compensation of Cordero reserved for issuance under the performance share and stock option plans is fixed at a rolling maximum of 10% of the issued and outstanding common shares calculated on a non-diluted basis.

The following table summarizes information regarding the Company's stock option activity during the year ended December 31, 2006.

	2006		2005	
	Number of Options	**Weighted Average Exercise Price ($)**	**Number of Options**	**Weighted Average Exercise Price ($)**
Outstanding at beginning of period	1,105,800	4.69	-	-
Granted	628,000	6.40	1,105,800	4.69
Outstanding at end of period	1,733,800	5.31	1,105,800	4.69

The following table summarizes information about the Company's stock options outstanding and exercisable at December 31, 2006:

Exercise Price ($)	**Options Outstanding**	**Remaining Contractual Life (Years)**	**Weighted Average Exercise Price ($)**	**Options Exercisable**	**Remaining Contractual Life (Years)**	**Weighted Average Exercise Price ($)**
4.43 - 5.00	955,400	3.99	4.55	471,807	3.42	4.65
5.01 - 6.00	192,900	3.77	5.64	76,801	3.64	5.54
6.01 - 7.00	473,000	4.17	6.20	-	-	-
7.01 - 7.40	112,500	4.35	7.40	18,000	4.35	7.40
4.43 - 7.40	1,733,800	3.71	5.31	566,608	3.48	4.85

(b) *Performance Warrants*

At December 31, 2006 and 2005 there were 1,916,376 performance warrants outstanding. Each performance warrant is exercisable onto one common share of the Company at a price of $2.87/share. The performance warrants have a term of five years and one-third will vest on each of the first, second and third anniversaries of April 29, 2005 as long as the twenty day weighted average trading price of the common shares of Cordero reaches 1.5 times, 2.0 times and 2.5 times $2.87. As at December 31, 2006 all three performance clauses have been met and one third of the outstanding warrants have vested.

(c) *Share Appreciation Rights Plan*

At inception the Company established a share appreciation rights plan whereby share appreciation rights (rights) could be granted to directors, officers, employees and other individuals who perform services for the Company or any subsidiary of the Company. Rights under this plan were available for grant from the date of plan approval through October 29, 2006. As there were no share appreciation rights granted within the specified period the rights under this plan have been terminated.

(d) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the year ended December 31, 2006 are as follows:

	Period Ended December 31	
	2006	**2005**
Risk-free interest rate (%)	**4.02**	3.15
Expected life (years)	**3.5**	3.5
Expected volatility (%)	**40**	40
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**2.059**	1.547

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	Period Ended December 31 2006	2005
Weighted average basic	**31,602,850**	26,795,376
Dilutive securities		
Stock options	**557,956**	324,071
Performance warrants	**1,197,761**	1,045,553
Performance shares	**408,140**	814,177
Weighted average diluted	**33,766,707**	28,979,177

10. Income Taxes

The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Period Ended December 31 2006	2005
Earnings before income taxes	**8,568**	7,481
Expected income taxes at the statutory rate	**2,955**	2,814
Increase (decrease) resulting from:		
Non-deductible Crown charges	**499**	869
Resource allowance	**(710)**	(872)
Stock-based compensation	**546**	399
Federal Large Corporation Tax	**(60)**	94
Income tax rate reduction	**595**	(348)
Non-deductible amounts and other	**68**	(1)
Income taxes	**3,893**	2,955

The major components of the future income tax asset are as follows:

	As at December 31, 2006	As at December 31, 2005
Petroleum and natural gas interests	**4,825**	8,701
Asset retirement obligations	**1,430**	1,242
Share issue costs	**791**	508
Other	**29**	23
	7,075	10,474

Pursuant to the flow-through share issuance completed in November 2006 the Company is committed to renounce $10.6 million of exploration costs to investors by December 2007. At December 31, 2006 $2.8 million of the obligation had been fulfilled, resulting in a deferred future tax liability of approximately $0.8 million. The costs were renounced to investors in February 2007 therefore, in accordance with current accounting standards, the future tax liability will be recorded in the first quarter of 2007. The Company's capital budget for 2007 reflects the remaining commitment of $7.8 million.

11. Supplementary Information for Statements of Cash Flows

Changes in non-cash working capital	Period Ended December 31 2006	2005
Accounts receivable	**205**	(8,745)
Accounts payable and accrued liabilities	**(4,039)**	19,771
Change in non-cash working capital relating to:	**(3,834)**	11,026
Operating activities	**(206)**	(859)
Investing activities	**(3,628)**	11,885

12. Financial Instruments

Fair Value of Financial Instruments
The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Credit Risk
A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk
The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk
The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

Commodity Price Contracts
The Company entered into several derivative financial instrument contracts in February 2007 for the purpose of managing its exposure to fluctuations in natural gas prices. A summary of these contracts are as follows:

Contract Type	*Volume (GJ/d)*	*Pricing Point*	*Price ($/GJ)*	*Term*
Fixed price	7,000	AECO	7.59	Mar-Jun 07
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

13. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*
Office space (operating leases)	319	334	29	-	-
Transportation	1,417	1,260	781	268	-
Total commitments	1,736	1,594	810	268	-

Management's Discussion and Analysis

Cordero Energy Inc.

March 9, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the year ended December 31, 2006 are compared with results for the 246-day period from commencement of operations on April 30, 2005 to December 31, 2005. As a result, daily or per unit amounts may provide more meaningful comparison than totals for the periods.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions.

The forward-looking statements contained herein are as of March 9, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended December 31		***Period Ended December 31***	
($000s)	***2006***	***2005***	***2006***	***2005***
Cash flow from operating activities	**6,901**	6,898	**29,030**	13,020
Changes in non-cash working capital	**854**	1,277	**206**	859
Asset retirement obligation expenditures	**21**	-	**182**	5
Funds flow from operations	**7,776**	8,175	**29,418**	13,884

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised February, 2007		***Initial November, 2006***	
	Low	***High***	***Low***	***High***
Average production (boe/d)	3,800	4,200	4,200	4,600
Royalties (% of revenue)	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30
Operating ($/boe)	3.80	4.20	3.80	4.20
General and administrative ($/boe)	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	50.0	55.0	50.0	55.0

Cordero recently adjusted its production guidance for 2007 to 3,800 – 4,200 boe/d. The decrease to the production guidance is the result of several factors: several Belly River wells declined faster than anticipated; initial rates for infill locations in the northern Malmo land block were lower than expected but the rates are not expected to affect reserves; exploration results were below expectations; and the timing of projects from drilling to tie-ins has been delayed to enable the Company to source the best services at competitive prices. All other parameters remain unchanged from original guidance.

Sensitivities

Based on the above assumptions, the following sensitivities are provided to demonstrate the impact of changes in commodity prices and the Canadian currency on funds flow from operations and net earnings:

($000s)	*Funds Flow From Operations*	*Net Earnings*
Impact on the year ended December 31, 2007		
Change in West Texas Intermediate oil price by US $1.00/bbl	31	21
Change in average field price of natural gas by Cdn$1.00/Mcf	7,141	4,784
Change in value of Cdn dollar compared to US dollar by Cdn$0.01	429	287

2006 Performance Compared to Guidance

The following table compares the Company's performance for the period ended December 31, 2006 to the initial guidance provided in November 2005 and the revised guidance in May and August 2006:

	2006	*Revised November 2006*		*Initial November 2005*	
	Actual	*Low*	*High*	*Low*	*High*
Average production (boe/d)	3,103	3,100	3,200	3,100	3,400
Royalties (% of revenue)	15.7	16.0	17.0	17.5	19.0
Transportation ($/boe)	1.14	1.10	1.20	1.40	1.50
Operating ($/boe)	3.55	3.40	3.60	5.80	6.30
General and administrative ($/boe)	2.08	2.10	2.40	2.10	2.40
Capital expenditures, net ($ million)	85.5	77.0	85.0	50.0	55.0

Cordero met its annual production guidance with average production of 3,103 boe/d. Approximately 850 boe/d of tested stabilized production from wells drilled during 2006 awaits tie-in and will help the Company to achieve its 2007 targets. All of the cost parameters compared to original guidance were significantly improved including transportation, royalties, operating, as well as general and administrative expenses (refer to these sections in the Management's Discussion and Analysis for further details).

Capital Expenditures were $85.5 million for the year, representing approximately $30.0 million over initial guidance. Cordero, like the rest of the industry in western Canada experienced significantly higher prices for supplies and services during 2006 due to record activity levels. Furthermore, the Company expanded its land budget to take advantage of new opportunities as natural gas prices softened during the second half of 2006. Drilling activities were expanded and a significant investment was made in pipeline and facility expansion at Buffalo Lake to accommodate existing and future growth.

Overall Performance and Comparison of Selected Annual Information

The current year was the first full year of operations for Cordero as it commenced operations on April 30, 2005. The Company drilled 65 (58.5 net) wells during 2006 and increased annual average production per day by 97% compared to the period ended December 31, 2005. Natural gas prices had a significant effect on the Company's financial results as the commodity represented approximately 96% of total production for the current year. The realized price per Mcf for the Company's gas production was 34% lower in 2006 than in 2005. Throughout 2006 Cordero improved its unit cash costs, resulting in declines from 2005 in annual operating and administrative expenses of 37% and 41%, respectively. DD&A expense had a significant impact on 2006 net earnings which, on a boe basis, was 20% higher compared to 2005.

	Period Ended December 31		
$000s except where otherwise indicated	***2006***	***2005[(1)]***	***Percent Change***
Gross oil and natural gas revenue	**44,900**	22,431	100
Funds flow from operations	**29,418**	13,884	112
Per share basic ($)	**0.93**	0.52	79
Per share diluted ($)	**0.87**	0.48	81
Net earnings	**4,675**	4,526	3
Per share basic ($)	**0.15**	0.17	(1)
Per share diluted ($)	**0.14**	0.16	(1)
Total assets	**158,012**	104,923	51
Total long-term liabilities	**28,937**	7,318	295

(1) Represents the 246 day period from commencement of operations April 30, 2005 to December 31, 2005.

Selected Quarterly Information

	2006				2005		
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2[(1)]**
Production							
Natural gas (MMcf/d)	**18.2**	18.7	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**119**	145	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,150**	3,261	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)							
Petroleum and natural gas revenue	**11,693**	10,811	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,999**	9,117	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**7,776**	6,967	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.23**	0.21	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.22**	0.20	0.22	0.23	0.27	0.15	0.06
Net earnings	**1,884**	762	105	1,924	3,453	1,057	16
Per share basic ($)	**0.06**	0.02	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.05**	0.02	-	0.06	0.11	0.04	-
Total assets	**158,012**	135,797	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**24,323**	14,348	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(31,684)**	(25,074)	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**33,823**	32,623	32,623	29,725	29,725	27,125	27,125
Per unit information							
Natural gas ($/Mcf)	**6.58**	5.68	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**62.76**	77.33	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**40.34**	36.03	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.78**	3.36	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**29.58**	25.94	28.31	31.51	46.82	36.57	27.40
Net wells drilled							
Natural gas	**9.0**	12.8	8.5	21.2	36.6	-	7.4
Oil	**-**	-	-	2.0	1.0	-	-
Dry	**1.0**	1.0	-	3.0	1.0	-	-
Total	**10.0**	13.8	8.5	26.2	38.6	-	7.4
Net success rate (%)	**90**	93	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[(1)] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d. Net earnings were negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. Three million common shares were issued for proceeds of $14.0 million.

Q3 2005 – The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Funds flow from operations and net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells and compression installation for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a share issuance for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average daily production was increased 43% over the previous quarter. Funds flow from operations was 9% lower than the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved 28% from the previous quarter. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate. Tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Declining natural gas prices exerted downward pressure on funds flow from operations again this quarter. Positively impacting earnings were low operating costs and a royalty rate of 13% resulting from a gas cost allowance adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – Funds flow was down 3% from the previous quarter as a result of declining natural gas prices. Net capital expenditures included 1.0 net exploration well, 12.8 net development wells and over 13,000 net undeveloped acres added to the Company's land inventory.

Q4 2006 – Natural gas prices improved slightly during the fourth quarter resulting in a 12% increase in funds flow compared to the third quarter. In November the Company completed a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-85 million, spending $85.5 million. Also during the quarter, the credit facility was expanded from $46.0 million to $55.0 million. Net capital expenditures included costs for pipelining underneath Buffalo Lake and the addition of over 15,000 net acres of exploratory lands and almost 9,000 net acres in the Malmo area.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended December 31		Period Ended December 31	
	2006	2005	2006	2005
Natural gas (Mcf/d)	**18,189**	12,107	**17,784**	9,393
Oil and NGLs (bbls/d)	**119**	21	**139**	8
Total (boe/d)	**3,150**	2,039	**3,103**	1,574

Production for the period ended December 31, 2006 averaged 3,103 boe/d representing an increase of 97% over the previous period. Production for the three months ended December 31, 2006 was 3,150 boe/d, an increase of 54% compared to the fourth quarter of 2005.

Substantially all production additions were natural gas and were attributable to Cordero's successful drilling program and timely implementation of compression equipment and pipeline facilities in the Malmo Buffalo Lake area. The Company was faced with several production-related challenges through the year including transportation and gathering system constraints, difficult surface access, high demand for oilfield surface equipment, some unfavorable results from the exploration program and higher than anticipated production declines. However, the Company also had several achievements in the Malmo area which contributed to the production growth. The Company experimented with and successfully gained the expertise to drill extended reach slant wells, which along with the increase in Buffalo Lake land holdings, helped increase the drilling inventory in the Malmo Buffalo Lake area to over 130 net wells. As well, the Company worked with third parties to resolve transportation issues and completed a pipeline project which involved crossing underneath a narrow portion of Buffalo Lake.

Cordero's stabilized behind-pipe production is estimated at 850 boe/d, of which 450 boe/d is expected to be tied-in by the end of April 2007. The Company is forecasting average production of 3,800 to 4,200 boe/d for 2007 however, actual production will be determined by overall drilling success, the time required to place new wells on production, individual well performance, transportation curtailments, access to gathering and processing facilities and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended December 31		Period Ended December 31	
($000s)	2006	2005	2006	2005
Natural gas	**11,006**	12,503	**41,306**	22,292
Oil and NGLs	**687**	134	**3,594**	139
Total	**11,693**	12,637	**44,900**	22,431

Prices and Marketing

	Three Months Ended December 31		Period Ended December 31	
Benchmark Prices	2006	2005	2006	2005
AECO natural gas ($/MMbtu)	**6.99**	11.43	**6.40**	9.59
WTI oil (USD$/bbl)	**60.21**	60.02	**68.22**	59.50
CDN/USD foreign exchange rate	**0.878**	0.852	**0.883**	0.832
WTI oil (CDN equivalent $/bbl)	**68.60**	70.42	**77.26**	71.50
Edmonton Light ($/bbl)	**64.49**	71.17	**75.53**	71.76

	Three Months Ended December 31		Period Ended December 31	
Average Sale Price	2006	2005	2006	2005
Natural gas ($/Mcf)	**6.58**	11.22	**6.36**	9.69
Oil and NGLs ($/bbl)	**62.76**	70.12	**71.02**	69.11
Total ($/boe)	**40.34**	67.38	**39.65**	58.18

As the Company's production profile is predominantly natural gas, revenues are largely determined by the AECO Hub in Alberta which is influenced by several factors including North American supply and demand balance, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company's realized price for its natural gas production in the fourth quarter of 2006 was $6.58/Mcf, 41% lower than $11.22/Mcf reported for the same quarter in 2005. For the year ended December 31, 2006, the realized price of $6.36/Mcf was 34% less than the average realized price in the previous period. Supply uncertainties in 2005 caused by extreme hurricane activity, warmer summer weather and expectations for a cold winter resulted in record demand for natural gas and record high gas prices. In actuality, both the previous and current winters have been warmer than anticipated, creating downward pressure on natural gas prices commencing in early 2006. With the exception of the fourth quarter, Cordero's realized natural gas price in 2006 essentially mirrored the AECO daily index as approximately 88% of production for the year was sold at daily spot. In October the Company sold 35% of its production based on the monthly AECO index which was lower than what production sold for at daily AECO that month. Approximately 10% of production continues to be dedicated to an aggregator contract.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices, with the objective of maintaining financial flexibility and a strong balance sheet. There were no contracts outstanding at December 31, 2006 however the Company entered into natural gas contracts in February 2007 for the purpose of ensuring adequate funding is available for planned capital activities. See note 12 in the "Notes to Consolidated Financial Statements" for a summary of these contracts.

Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

	Three Months Ended December 31		*Period Ended December 31*	
($000s)	***2006***	***2005***	***2006***	***2005***
Crown	**823**	2,206	**4,470**	3,594
Freehold and Gross Overriding Royalties (GORR)	**996**	467	**3,075**	804
ARTC	**(125)**	(65)	**(513)**	(65)
Total royalties	**1,694**	2,608	**7,032**	4,333

Royalty Rates

Percentage of Total Revenue				
Crown	**7.0**	17.5	**10.0**	16.0
Freehold and GORR	**8.5**	3.7	**6.9**	3.6
ARTC	**(1.1)**	(0.6)	**(1.1)**	(0.3)
Total royalties	**14.4**	20.6	**15.8**	19.3

Total royalties in 2006 increased significantly from 2005 due to the growth in production volumes. Crown royalties of $4.5 million for 2006 resulted in a rate of 10% compared to $3.6 million and 16% in 2005. Crown royalties for the fourth quarter of 2006 were $0.8 million or 7% compared to $2.2 million or 18% in the same period of 2005. These royalty payments are calculated based on the Alberta Reference Price, which is calculated on a sliding scale determined by commodity prices. As a result royalty rates can fluctuate significantly in a volatile price environment. In 2006 the Alberta Reference Price was significantly lower than both the previous year and management's expectations, resulting in an actual Crown rate less than both the previous year and management guidance.

Freehold and GORR royalties have increased significantly over the prior year with the increase in production from freehold lands.

In 2006 the Company claimed the maximum Alberta Royalty Tax Credit (ARTC) of $0.5 million compared to $0.1 million in 2005. Crown royalties paid on wells acquired from Resolute were not eligible for ARTC and as eligible production was added from wells drilled by Cordero, the Company's ARTC increased proportionately from the first year of operations.

In 2006 the Alberta Government announced the elimination of ARTC effective January 1, 2007. As a result the Company's royalty rate in the first quarter of 2007 is expected to increase accordingly. Other factors which may determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

	Three Months Ended December 31		*Period Ended December 31*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Operating expenses (gross)	**1,279**	1,050	**4,647**	2,348
Processing income	**(183)**	(62)	**(628)**	(163)
Operating expenses (net, as reported)	**1,096**	988	**4,019**	2,185
Operating expenses per boe (net)	**3.78**	5.27	**3.55**	5.67

Total operating expenses for the three months and year ended December 31, 2006 increased due to the number of producing wells compared to the prior year. Operating expenses on a boe basis for 2006 represented an improvement of 37% compared to the period ended December 31, 2005, primarily as a result of increased production volumes. The current quarter only showed improvement of 28% compared to the three months ended December 31, 2005 because production volumes were down slightly from the third quarter of 2006. The Company operates substantially all of its production and maintains a high level of ownership in gathering and processing facilities, allowing it to achieve operating costs on the lower end of the industry scale.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The increase compared to the same periods in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions and higher maintenance costs for aging equipment will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended December 31		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Transportation expenses - $000s	**330**	260	**1,287**	508
Transportation expenses - $/boe	**1.14**	1.39	**1.14**	1.32

On a unit basis transportation expenses decreased by 18% and 14% for the three months and year ended December 31, 2006, compared to the three months and period ended December 31, 2005. The decrease is attributable to the increase in production volumes and the resultant opportunity to improve utilization of firm service contracts.

Future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

	Three Months Ended December 31		*Period Ended December 31*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
G&A expenses (gross)	**1,225**	1,240	**5,487**	3,127
Overhead recoveries	**(321)**	(268)	**(1,284)**	(489)
	904	972	**4,203**	2,638
Allocated to capital projects	**(401)**	(476)	**(1,850)**	(1,281)
G&A expenses	**503**	496	**2,353**	1,357
G&A expenses per boe	**1.74**	2.64	**2.08**	3.52

G&A expenses per boe improved significantly from the comparative prior periods; 34% for the quarter and 41% for the period ended December 31, 2006, predominantly as a result of increased production volumes.

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Future unit G&A expenses are expected to benefit from expected incremental production volumes but will be offset by lower overhead recoveries as the 2007 capital budget is currently forecasted to be significantly less than 2006 actual expenditures.

Stock-Based Compensation

	Three Months Ended December 31		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Stock-based compensation expense - $000s	**268**	340	**1,583**	1,061
Stock-based compensation expenses - $/boe	**0.92**	1.81	**1.40**	5.65

Stock based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The actual amount is primarily determined by the number of stock-based securities outstanding as well as the calculated fair value of those instruments and the vesting period. Contributing to higher expense in 2006 was 628,000 more options outstanding at the end of 2006, a higher weighted average fair value for options granted in 2006 and the fact that 2005 was not a full year. The expense recorded in 2005 included 135,000 options granted to independent directors, in conjunction with start-up compensation arrangements, that vested upon grant.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended December 31		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Depletion, depreciation and amortization – $000s	**4,884**	2,552	**18,871**	5,344
Depletion, depreciation and amortization – $/boe	**16.85**	13.61	**16.66**	13.86

The oil and gas industry experienced unprecedented activity levels in the last two years which has inflicted upward pressure on the costs for services and supplies required to explore for and develop reserves in western Canada. As a result the Company's finding and development costs have increased and DD&A for the fourth quarter of 2006 was $16.85/boe or 24% higher than the fourth quarter of 2005. For the year ended December 31, 2006, DD&A per boe was $16.66; 20% higher than the period ended December 31, 2005. The increase in total DD&A expenses is reflective of the Company's increasing production and capital base. The per unit increase is a result of the rising cost for services and supplies relative to the addition of proved reserves.

Total costs subject to depletion included $36.4 million of estimated future development costs for proved reserves. Excluded from the depletable base was $22.5 million related to unproved properties and $1.5 million of drilling supplies for future exploration and development.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended December 31		*Period Ended December 31*	
	2006	***2005***	***2006***	***2005***
Accretion – $000s	**96**	38	**336**	92
Accretion – $/boe	**0.33**	0.20	**0.30**	0.24

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. In 2006 the expense per boe increased 65% for the quarter and 25% year to date over the comparable periods in 2005 and will continue to increase with the obligation as additional wells are drilled and facilities are added.

Net Interest

	Three Months Ended December 31		***Period Ended December 31***	
	2006	***2005***	***2006***	***2005***
Interest expense, net – $000s	**294**	33	**851**	70
Interest expense, net – $/boe	**1.02**	0.19	**0.75**	0.18

Net interest expense includes interest on the Company's credit facility and interest recorded for the three capital leases, net of interest revenue earned. Interest expense increased from $0.1 million for the period ended December 31, 2005 to $0.9 million for the comparable period in 2006 due to the increase in the Company's debt. As at December 31, 2005 the Company did not have any funds drawn on its credit facility and through the year earned more interest on surplus cash than in 2006. As well, capital leases entered into in 2005 were outstanding for the full year in 2006.

Income Taxes

During the year the federal large corporation tax (LCT) was eliminated effective January 1, 2006. As a result the Company reversed previously recorded amounts in the second quarter, resulting in a recovery of $60,000. Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods.

Future tax expense for the three months ended December 31, 2006 was $0.6 million and for the year ended December 31, 2006 was $4.0 million. For the fourth quarter of 2005 future tax expense was $1.8 million and for the period ended December 31, 2005 it was $2.9 million. In the current year the Company made a one-time downward adjustment to the future tax asset to account for income tax rate reductions legislated in the second quarter, which resulted in a higher expense for the period.

Pursuant to a flow-through share issuance completed in November 2006 the Company is required to renounce $10.6 million of exploration costs to investors by December 31, 2007. In accordance with current accounting standards, the future tax liability is recorded in the financial statements when the costs are renounced to investors. This treatment results in the deferred recognition of a liability of approximately $0.8 million associated with $2.8 million of the obligation that has been fulfilled at December 31, 2006. The costs were renounced in February 2007. Cordero's 2007 capital budget and estimated future tax horizon reflect the remaining $7.8 million commitment. Estimated income tax pools available at January 1, 2007, adjusted for the $2.8 million, are as follows:

	Annual Deduction Available (%)	***($000s)***
Canadian oil and gas property expenses	10	58,647
Canadian development expenses	30	27,894
Canadian exploration expenses	100	21,958
Undepreciated capital costs	25	43,302
Financing costs	20	2,588
Other	7	101
		154,490

Net Earnings

Net earnings for the fourth quarter of 2006 were $1.9 million and year-to-date, were $4.7 million. Compared to the respective periods in the prior year, these results represent a decrease of 45% for the three months ended December 31, 2006 and an increase of 3% for the year ended December 31, 2006 as 2005 was a partial year. The significant factors contributing to the reduced net income in the fourth quarter of 2006 were lower natural gas prices and higher DD&A expense, which were offset by lower operating expenses, G&A costs and future income tax.

Operating Netbacks by Product

The following tables summarize the operating netbacks for natural gas, crude oil and NGLs.

	Three Months Ended December 31		*Period Ended December 31*	
Natural gas ($/Mcf)	***2006***	***2005***	***2006***	***2005***
Sales price	**6.58**	11.22	**6.36**	9.69
Royalties	**(0.93)**	(2.31)	**(0.95)**	(1.87)
Transportation costs	**(0.19)**	(0.23)	**(0.20)**	(0.22)
Operating expenses	**(0.62)**	(0.87)	**(0.58)**	(0.94)
Corporate netback	**4.84**	7.81	**4.63**	6.66

	Three Months Ended December 31		*Period Ended December 31*	
Crude oil ($/bbl)	***2006***	***2005***	***2006***	***2005***
Sales price	**63.96**	70.57	**72.36**	70.57
Royalties	**(12.65)**	(20.71)	**(16.89)**	(20.71)
Transportation costs	**(1.11)**	(1.39)	**(1.13)**	(1.39)
Operating expenses	**(9.06)**	(10.28)	**(5.55)**	(10.28)
Corporate netback	**41.14**	38.19	**48.79**	38.19

	Three Months Ended December 31		*Period Ended December 31*	
NGLs ($/bbl)	***2006***	***2005***	***2006***	***2005***
Sales price	**51.79**	57.67	**55.54**	52.38
Royalties	**(9.92)**	(26.78)	**(12.95)**	(16.00)
Transportation costs	**(1.49)**	(0.14)	**(1.44)**	(0.14)
Operating expenses	**(7.43)**	(8.70)	**(7.20)**	(8.82)
Corporate netback	**32.95**	22.05	**33.95**	27.42

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

	Three Months Ended December 31		*Period Ended December 31*	
Total Netbacks ($/boe)	***2006***	***2005***	***2006***	***2005***
Sales price	**40.34**	67.38	**39.65**	58.18
Royalties	**(5.84)**	(13.90)	**(6.21)**	(11.23)
Transportation costs	**(1.14)**	(1.39)	**(1.14)**	(1.32)
Operating expenses	**(3.78)**	(5.27)	**(3.55)**	(5.67)
Operating netback – all commodities	**29.58**	46.82	**28.75**	39.96
G&A	**(1.74)**	(2.64)	**(2.08)**	(3.52)
Interest (net)	**(1.02)**	(0.19)	**(0.75)**	(0.18)
Current income taxes	**-**	(0.41)	**0.05**	(0.24)
Corporate netback	**26.82**	43.58	**25.97**	36.02

Capital Expenditures

($000s)	Three Months Ended December 31 2006	Three Months Ended December 31 2005	Period Ended December 31 2006	Period Ended December 31 2005
Land and lease retention	**6,364**	2,530	**15,985**	4,321
Geological and geophysical	**294**	1,879	**2,907**	3,227
Drilling and completions	**7,849**	11,978	**40,923**	16,678
Facilities and equipment	**9,228**	7,803	**25,321**	15,555
Property acquisitions	**-**	-	**-**	753
Other	**588**	841	**2,700**	2,298
Total capital expenditures	**24,323**	25,031	**87,836**	42,832
Purchase price adjustment	**-**	300	**-**	14,545
Dispositions	**-**	(243)	**(2,298)**	(1,215)
Net capital expenditures	**24,323**	25,088	**85,538**	56,162

Total net capital expenditures for the fourth quarter of 2006 were $24.3 million. For the year ended December 31, 2006 capital expenditures of $85.5 million were on the high end of the Company's forecast of $77-85 million with the high costs for supplies and services and the expansion of the land budget to take advantage of opportunities resulting from the decline in natural gas prices. During the last three months of the year, Cordero drilled 10.0 net wells at a 90% success rate, completed a major pipeline and facilities project in Malmo which involved pipelining underneath Buffalo Lake, and increased Malmo area and exploratory land holdings. The Company had a very ambitious capital program in 2006 with several accomplishments including the technology gained on extended reach slant drilling, the Buffalo Lake crossing, an almost 50% increase in Malmo area landholdings, exploratory land acquisitions and the required facilities to bring the 2005 Gething discovery at Karr on-stream. However, some of the exploration projects provided disappointing results, and did not contribute to incremental production and reserves as had been anticipated; therefore finding and development costs for the period were higher than expected and higher than 2005. Current exploratory projects include a possible follow-up well at Karr and identified prospects at Goose River, Knopcik and Bigoray in Alberta and at Trutch, and Tupper in British Columbia.

The 2007 capital budget is currently set at $50-55 million with approximately two-thirds dedicated to development at Malmo and the remainder allocated to exploration activities.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25.0 million to $46.0 million and in November it was further increased to $55.0 million. The additional funds from the credit facility were applied to the Company's capital program.

In June 2006 a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

In November the Company closed a flow-through common share issuance for 1.2 million shares at $8.80/share for total gross proceeds of $10.6 million. The net proceeds from the financing were used to increase the capital budget to $77-85 million. Pursuant to this flow-through share issuance, the Company is required to incur $10.6 million in exploration costs prior to December 31, 2007. At December 31, 2006 approximately $2.8 million of costs required to fulfill the Company's flow-through share commitments have been incurred.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

The Company's net debt and working capital deficiency at December 31, 2006 was $31.7 million compared to $4.1 million at December 31, 2005. The primary reason for the difference from year to year is the Company's cash position. At December 31, 2005 the Company had cash of $11.0 million and its credit facility which was not drawn on. At December 31, 2006, the credit facility had an outstanding balance of $20.9 million.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations at December 31, 2006 as summarized below:

($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations (office space)	682	319	363	-	-
Transportation obligations	3,726	1,417	2,041	268	-
Capital lease obligations	4,477	637	1,174	1,041	1,625
Total contractual obligations	8,885	2,373	3,578	1,309	1,625

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	March 9, 2007	December 31, 2006
Common shares	33,823	33,823
Common shares issuable on conversion:		
Stock options	1,734	1,734
Performance warrants	1,916	1,916
Performance shares	484	484
Total	37,957	37,957

Share Trading Information

	2006	2005
Trading volume (000s)	16,063	12,618
Daily average (000s)	64	76
Trading value ($000s)	106,638	69,095
Share price ($/share)		
High	7.70	6.74
Low	5.50	3.51
Average	6.64	5.48
Market capitalization – at December 31		
Shares outstanding (000s)	33,823	29,725
Year-end share price ($/share)	6.83	6.50
Total ($000s)	231,011	193,213

Risk Factors

Exploration, Development and Production Risks

The long-term success of Cordero will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that Cordero will be able to locate satisfactory properties for acquisition or participation or that the Corporation's expenditures on future exploration will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to accurately project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over-pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If acquisitions or participations are identified, Cordero may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion, pipeline, facilities and operating costs. In addition, drilling hazards and/or environmental damage could greatly increase the costs of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation and gathering capacity or other geological and mechanical conditions. As well, approved activities may be subject to limited access windows for various reasons which may subject projects to significant delays. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The nature of oil and gas operations exposes Cordero to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Coalbed Methane (CBM)
CBM development in Canada is currently in the early stages and, as a result, the future of CBM in Alberta is not certain. Each coalbed basin in the world has proved to have its own unique set of risks and challenges. For Cordero, the lack of industry-wide production history within the Horseshoe Canyon formation, where Cordero's interests lie, is the most significant challenge. Although Cordero's knowledge of these reservoirs is increasing constantly, full commercial development requires a significant capital commitment and the production profile for the zones that Cordero is producing from is still uncertain. Other risks include uncertainty of title to coalbed gas and environmental issues, specifically public and landowner concerns related to water production, ground water contamination, well density, and noise. Cordero has performed the necessary legal procedures to obtain certification of its rights to the natural gas produced from its CBM landholdings and endeavors to minimize surface disturbance and noise through directional drilling and effective alignment of roads, pipelines and facilities. The Corporation does not anticipate a significant amount of water production with its CBM production; however, to the extent that it is required, there are numerous conservational water disposal options such as treating and sub-surface disposal. Well spacing will be dependent on regulatory approval, drilling and well completion methodology, access restrictions and economics.

Prices, Markets and Marketing of Crude Oil and Natural Gas
Prices received and marketability of oil and natural gas (including CBM) acquired or discovered by the Company are determined by factors beyond Cordero's control. As the Company's production profile is predominantly natural gas, revenues are largely determined by the AECO Hub in Alberta which is influenced by several factors including North American supply and demand balance, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing. Supply uncertainties in 2005 caused by extreme hurricane activity, warmer summer weather and expectations for a cold winter resulted in record demand for natural gas and record high gas prices. In actuality, both the previous and current winters were warmer than anticipated, creating downward pressure on natural gas prices commencing in early 2006. Any material declines in prices could result in a reduction of net production revenue.

Cordero's revenue may also be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Cordero. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Cordero's oil and gas reserves. The Corporation may choose not to produce from certain wells at lower prices.

All of these factors could result in a material decrease in Cordero's future net production revenue causing a reduction in its exploration, acquisition and development activities. In addition, bank borrowings available to Cordero are expected to be determined in part by the borrowing base of Cordero. A sustained material decline in prices from historical average prices could limit the Corporation's borrowing base, therefore reducing the bank credit available to Cordero and perhaps requiring that a portion of any existing bank debt of Cordero be repaid.

To earn production revenue, Cordero must establish markets for its oil and natural gas and successfully market its production to prospective buyers. The ability of Cordero to market its natural gas may depend upon its ability to acquire space in processing facilities as well as gathering systems and pipelines which deliver natural gas to commercial markets. Cordero will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities as well as operational problems with such pipelines and facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Competition
The oil and natural gas industry is very competitive for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. Specific to Cordero's operations is the intense competition for land in the narrow and prolific Horseshoe Canyon fairway. Drilling rigs, service rigs and compression equipment are critical to maintaining the Company's exploration and development plan and, during periods of high industry activity, Cordero may not have access to the equipment required or qualified individuals to operate or install the equipment. Many of Cordero's competitors have significantly greater financial resources than Cordero and include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Certain of Cordero's customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation's ability to sell or supply oil or gas to these customers in the future. Cordero's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Reserve Replacement
Cordero's future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on Cordero successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Cordero may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that Cordero's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Capital Requirements and Financial Resources
Cordero anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. For growth-oriented oil and gas companies, such expenditures are typically well in excess of available cash flow from operations, requiring financing from incremental debt, equity sources or from the sale of properties. If Cordero's revenues or reserves decline, Cordero may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these capital or other corporate requirements or, if debt or equity financing is available, that it will be on terms acceptable to Cordero. Furthermore, future activities may require Cordero to alter its capitalization significantly. The inability of Cordero to access sufficient capital for its operations could have a material adverse effect on Cordero's financial condition, results of operations or prospects.

Cordero's lenders have been provided with security over substantially all of the assets of the Corporation. If Cordero becomes unable to pay its debt service charges or otherwise commits an event of default, these lenders may foreclose on or sell Cordero's properties. The proceeds of any such sale would first go to satisfy amounts owed to Cordero's lenders and only the remainder would be available to the Corporation.

Acquisitions
Cordero may enter into transactions to acquire assets or the share of other corporations. These activities and transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Neither Cordero's articles nor its by-laws limit the amount of indebtedness that Cordero may incur. The level of Cordero's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise, resulting in missed acquisition opportunities and reduced or terminated operations.

Assessment of Value of Acquisitions
Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and the Company's own assessments. These evaluations will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Cordero's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Cordero uses for its year-end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Cordero. Any such instance may offset the return on and value of the Cordero common shares.

Insurance
Cordero's involvement in the exploration for and development of oil and gas properties may expose the Corporation to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Cordero has obtained insurance to address such risks, such policies have limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Cordero may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Cordero. The occurrence of a significant event that Cordero is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Cordero's financial position, results of operations or prospects.

Environmental Risks
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Cordero to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Cordero's financial condition, results of operations or prospects.

Currently, CBM operations are subject to the same provincial and federal wildlife and environmental laws as conventional land gas operations, as well as additional CBM-specific regulations in Alberta and British Columbia. As CBM development grows in Canada, Cordero's future operations will likely be governed by more CBM-specific federal and provincial regulations.

Canada is currently a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder. Canada, as an Annex B party to the Kyoto Protocol, is required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses" between 2008 and 2012. The Government of Canada has announced its intention to regulate greenhouse gasses (GHG)and other air pollutants and is currently developing a framework that outlines its clean air and climate change action plan, including targets to reduce GHG emissions and a commitment to regulate industry on an emissions intensity basis for several years. Currently there are few technical details regarding the implementation of the Government's plan to regulate industrial GHG emissions, but the Government has made a commitment to work with industry to develop the specifics. Cordero's exploration and production facilities and other operations and activities emit GHGs which may subject Cordero to legislation in Canada regulating emissions of GHGs. It is not possible to predict the impact of the potential regulations on the Company's business or the manner in which political factors may influence their ultimate implementation. However, implementation of strategies for reducing GHG emissions, whether to meet the limits required by Kyoto, or as otherwise determined, together with provincial emission reduction requirements, such as those contained in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Cordero's operations and facilities. The direct and indirect costs of complying with these emission regulations may adversely affect the business of Cordero.

Reliance on Operators and Key Employees
To the extent Cordero is not the operator of its oil and gas properties, Cordero will be dependent on such operators for the timing of activities and administration related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Cordero will be largely dependent upon the performance of its management and key employees. Cordero does not have any key man insurance policies and, therefore, there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Cordero.

Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to Cordero or to the operators, and the delays by operators in remitting payment to Cordero, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products and services, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Cordero in a given period and expose Cordero to additional third party credit risks.

Seasonality
The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. As well, environmental legislation limits the ability to perform construction activities when ground conditions are considered unsuitable. Also, certain oil and gas producing properties are located in areas that are inaccessible during non-winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Cordero.

Permits and Licenses
The operations of Cordero may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Title to Properties
Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Cordero which could result in a reduction of Cordero's revenue.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Cordero is not aware that any claims have been made in respect of the Corporation's properties; however, if a claim arose and was successful, it could have an adverse effect on Cordero and its operations.

Changes in Legislation
The return on an investment in securities of Cordero is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Cordero or the holding and disposing of securities of Cordero.

Corporate Matters
Cordero does not anticipate the payment of any dividends on the Cordero common shares for the foreseeable future. Certain of the directors and officers of Cordero are also directors and officers of other oil and gas companies involved in natural resource exploration and development and conflicts of interest may arise between their duties as officers and directors of Cordero and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the Alberta Business Corporations Act.

In accordance with applicable securities regulations, management has evaluated the design and effectiveness of the Company's disclosure controls and procedures as well as the design of internal controls over financial reporting. Based on the results of the work performed the Chief Executive Officer and Chief Financial Officer provided the required certifications however, internal controls no matter how well designed, have inherent limitations. Therefore internal controls over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and disclosures and may not prevent or detect all misstatements or omissions of information. Further details are provided under "Internal Controls Over Financial Reporting and Disclosure Controls and Procedures".

Dilution
Cordero may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Cordero which may be dilutive.

Third Party Credit Risk
Cordero is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Cordero, such failures could have a material adverse effect on Cordero and its cash flows.

Income Taxes
The Corporation will file all required income tax returns and believes that it is, and will continue to be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Cordero, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Critical Accounting Estimates

Management makes certain judgments and estimates in preparing financial statements in accordance with Canadian GAAP. Changes to these judgments and estimates could have a material effect on Cordero's financial statements and financial position.

Proved Petroleum and Natural Gas Reserves
Proved reserves, the estimated quantities of natural gas, crude oil and natural gas liquids that can be recovered in future years under future economic and operating conditions, are critical to many aspects of the Company's financial statements. These estimates are made with reasonable certainty using all available geological and reservoir data as well as historical production data and are subject to revisions based on changes in reservoir performance and the pricing environment.

Depletion Expense
In accordance with the full cost method of accounting for exploration and development activities, all costs associated with exploration and development are capitalized, whether successful or not. The aggregate of capitalized costs and future development costs, net of costs related to unproved properties, is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value impaired. These properties are reviewed quarterly to be determined if proved reserves should be assigned or if impairment exists.

Full Cost Accounting Ceiling Test
The Company reviews the carrying value of all petroleum and natural gas assets for potential impairment on a quarterly basis. Impairment is indicated if the carrying value of the assets is not recoverable by the future undiscounted cash flows. This impairment test is based on estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. If impairment exists, the amount by which the carrying value exceeds the estimated fair value of the assets will be charged to earnings.

Asset Retirement Obligations
The provision for asset retirement obligations is estimated based on costs to abandon and reclaim wells and facilities, timing of abandonment and reclamation of wells and facilities, and inflation and discount rates over the life of the reserves. Changes to any assumptions used in the calculation will have an impact on the provision and the accretion expense included in earnings.

Stock-based Compensation Expense
Compensation costs attributable to stock options, performance warrants and performance shares granted by the Company are charged to earnings over the vesting period of the securities. The fair value calculation method adopted by the Company is the Black-Scholes model, which requires management to estimate the expected life of the securities and the expected volatility of Cordero's share price over the life of the options, performance warrants and performance shares. These estimates may be different than the actual life and volatility.

Income Taxes
The determination of the Company's income tax liabilities requires interpretation of complex laws and regulations and all tax filings are subject to audit and potential reassessment. Future income tax expense is calculated using tax rates based on the estimated timing of reversal of temporary differences between accounting and tax values of certain assets and liabilities. The actual current and future tax expenses recorded may differ from those actually incurred.

Future Accounting Standards Changes

Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections that the Company plans to adopt effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

Implementation of these standards will require that all financial instruments, with the exception of financial instruments qualifying for hedge accounting, be included on the Company's balance sheet at fair value, with changes in fair value charged to earnings. Existing requirements for hedge accounting will be extended to specify how hedge accounting should be performed and gains and losses on financial instruments designated as hedges will be included in other comprehensive income.

These standards do not permit restatement of prior years' financial statements. The Company has not determined the future impact these standards will have on financial statements.

Financial Statement Disclosures

In December 2006 *Financial Instruments – Disclosures* (Section 3862) was issued to elaborate on disclosure surrounding financial instruments. These standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Also in December 2006 Handbook Section 1535, *Capital Disclosures* was issued to establish standards for disclosing information about an entity's capital and how it is managed. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 however earlier adoption is encouraged.

The Company does not anticipate a material impact to its existing disclosure upon implementation of these new policies.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its filings or other reports filed or submitted under applicable securities laws is:

1) recorded, processed, summarized and reported within the applicable legislated time periods; and

2) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company's internal controls over financial reporting. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements.

Internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements or omissions of information. Due to the small size of the Company, management acknowledges there is lack of segregation of duties within several of the Company's processes. Management has identified the specific functions with the potential to compromise the Company's overall control objectives as outlined above. In response to the identified risks, appropriate compensating controls have been implemented to management's satisfaction.

The Company will evaluate the operating effectiveness of internal controls over financial reporting within the timelines required by relevant securities legislation.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

CORDERO ENERGY INC

MANAGEMENT PROXY CIRCULAR
for Annual Meeting of Shareholders to be held on Thursday, May 3, 2007
DATED MARCH 12, 2007

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the Management of Cordero Energy Inc. (the "Corporation" or "Cordero") of proxies to be used at the Annual Meeting (the "Meeting") of the holders of common shares of the Corporation (the "common shares"), which is to be held in the **Royal Room of The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta on Thursday, May 3, 2007 at 3:00 p.m. (Calgary time)** and any adjournment thereof for the purposes set forth in the Notice of Annual Meeting (the "Notice") which accompanies this Information Circular.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Information contained herein is given as of the date of this Circular unless otherwise specifically stated.

Appointment of Proxy Holders and Revocation of Proxies

The designees named in the accompanying instrument of proxy (the "Instrument of Proxy") are David V. Elgie, President and Chief Executive Officer and C. Dean Setoguchi, Vice President and Chief Financial Officer. **A holder of common shares has the right to appoint a person (who need not be a holder of common shares) other than Messrs. Elgie or Setoguchi to represent the holder of common shares at the Meeting.** To exercise this right, a holder of common shares should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy.

An Instrument of Proxy or other appropriate form of proxy will not be valid unless it is deposited at the offices of Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1, (fax number: 403-233-2857) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof.

A holder of common shares who has given an Instrument of Proxy or other appropriate form of proxy may revoke it in any manner permitted by law including by instrument in writing executed by the holder of common shares or by his or her duly authorized attorney or, if the holder of common shares is a corporation, executed by a duly authorized officer or attorney of the corporation, and deposited either at the registered office of the Corporation, at the offices of Parlee McLaws LLP, 3400, 150 Sixth Avenue S.W., Calgary, Alberta, T2P 3Y7, at any time up to and including 5:00 p.m. (Calgary time) on the last business day preceding the day of the Meeting, or any adjournment thereof at which the Instrument of Proxy or other appropriate form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, the Instrument of Proxy or other appropriate form of proxy may be revoked: (i) by the registered holder of common shares personally attending at the Meeting and voting his or her common shares; or (ii) in any other manner permitted by law.

Signing of Proxy

The Instrument of Proxy or other appropriate form of proxy must be signed by the holder of common shares or such holder's duly appointed attorney authorized in writing or, if the holder of common shares is a corporation, by a duly authorized officer, or attorney of the corporation. An Instrument of Proxy or other appropriate form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate holder of common shares) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxy Holders

All common shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy or other appropriate form of proxy, the common shares represented by the Instrument of Proxy or other appropriate form of proxy will be voted in accordance with such instructions. The designees named in the accompanying Instrument of Proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the holder of common shares appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the common shares will be voted FOR: (i) the election of directors; and (ii) the appointment of auditors, at such remuneration as may be determined by the board of directors of the Corporation (the "Board"), all as more particularly described in this Information Circular.** The accompanying Instrument of Proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting, but does not confer authority to vote for the election of any person as a director of the Corporation other than for those persons named in the Information Circular. At the time of printing this Information Circular, the Management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of common shares is March 23, 2007. Registered holders of common shares of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each common share held, except to the extent that: (i) a registered holder of common shares has transferred the ownership of any common shares after March 23, 2007, and (ii) the transferee of those common shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the common shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of registered holders of common shares before the Meeting in which case the transferee shall be entitled to vote his or her common shares at the Meeting.

The Corporation's authorized share capital consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series and 725,900 performance shares that were fully issued on a one-time-basis in 2005. On March 5, 2007, there were 33,822,913 common shares issued and outstanding and 483,933 performance shares.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares as a substantial number of holders of common shares do not hold their common shares in their own name. Holders of common shares who do not hold their common shares in their own name (referred to in this Information Circular as "Beneficial Holders of common shares") should note that they must arrange for the appointment of a proxy to vote their common shares at the Meeting and that only proxies deposited by holders of common shares whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting.

If the common shares are listed in an account statement provided to a holder of common shares by a broker, then in almost all cases those shares will not be registered in the holder of common shares' name on the records of the Corporation. Such common shares will more likely be registered under the name of the holder's broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder of common shares. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Holders of common shares should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Holders of common shares in advance of the Meeting. Every intermediary or broker has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Holders of common shares in order to ensure that their common shares are voted at the Meeting. The purpose of the Instrument of Proxy or other form of proxy supplied to a Beneficial Holder of common shares by its broker (or the agent of the broker) is limited to instructing the registered holder of common shares (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder of common shares. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form to the Beneficial Holders of common shares and asks Beneficial Holders of common shares to return such Voting Instruction Forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Holder of common shares receiving a Voting Instruction Form from ADP cannot use that Voting Instruction Form to vote common shares directly at the Meeting - the Voting Instruction Form must be returned to ADP well in advance of the Meeting in order to have the common shares voted at the meeting.**

Although a Beneficial Holder of common shares may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or agent of the broker), a Beneficial Holder of common shares may attend at the Meeting as proxy holder for the registered holder of common shares and vote the common shares in that capacity. **Beneficial Holders of common shares who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered holder of common shares should enter their own names in the blank space on the Instrument of Proxy or Voting Instruction Form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.**

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, on March 5, 2007, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except ARC Energy Venture Fund 3, ARC Energy Venture Fund 4 and ARC Capital Ltd., which are under the management of ARC Financial Corporation, which owned 2,918,795 (8.6%), 1,454,309 (4.3%) and 3,233 respectively, of the issued and outstanding basic common shares.

BUSINESS OF THE MEETING
RECEIPT OF 2006 FINANCIAL STATEMENTS

The Corporation's consolidated financial statements for the period ended December 31, 2006 (the "Financials") have been forwarded to holders of common shares with this Information Circular. No formal action will be taken at the meeting to approve the Financials. If holders of common shares have questions respecting the Financials, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The term of office for each director of the Corporation is from the date of the meeting at which he is elected until the next annual meeting of the Corporation or until his successor is elected or appointed. At the Meeting, a board of eight directors is to be elected. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.** Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment, the date on which they became directors of the Corporation and the number of common shares and securities of the Corporation beneficially owned by them, directly or indirectly or over which they exercise control or direction as at the date of this Information Circular.

Name, Present Office Held and Municipality of Residence	Principal Occupation and Positions Held During Last Five Years	Date of Becoming a Director	Number of Common Shares/Total Securities Beneficially Owned and Controlled(4)
Brian K. Lemke Chairman Calgary, Alberta, Canada	Independent businessman and Corporate Director since May 2006. Prior thereto, Executive Chairman of the Corporation since April 2005; prior thereto President and Chief Executive Officer of Resolute Energy Inc. since November 2002; prior thereto, Executive Vice President of Resolute Energy Inc. from June 2002 to November 2002; prior thereto, Vice President and Chief Financial Officer of Resolute Investments Inc.	April 27, 2005	1,087,648 / 1,501,336(5)
Donald P. Driscoll(1)(3) Director Calgary, Alberta, Canada	Corporate Director since June 2005; prior thereto, President and Chief Executive Officer of NAL Resources Management since 1996.	August 11, 2005	17,200 / 129,600(6)
David V. Elgie President, Chief Executive Officer & Director Calgary, Alberta, Canada	Director and Chief Executive Officer of the Corporation since April 2005; prior thereto, Executive Vice President and Chief Operating Officer of Resolute Energy Inc. since August 2003; prior thereto, Vice President and Chief Operating Officer of Southward Energy Ltd. from January 2002 to August 2003; prior thereto, Vice President of Business Development and Acquisitions at Canadian Hunter Exploration Ltd.	March 30, 2005	682,101 / 1,276,126(7)
S. Barry Jackson(2)(3) Lead Director Calgary, Alberta, Canada	Corporate Director since November 2000.	April 27, 2005	522,937 / 623,963(8)
Douglas G. Manner(1)(2) Director Dallas, Texas, United States	President and Chief Executive Officer since June 2006; prior thereto, Vice President and Chief Operating Officer of Westside Energy Corporation from January 2006 to June 2006; prior thereto, Chief Operating Officer of Kosmos Energy LLC from December 2003 to December 2005; prior thereto, President and Chief Operating Officer of White Stone Energy LLC from August 2002 to January 2004; prior thereto, Chairman and Chief Executive Officer of Mission Resources from May 2001 to June 2002; prior thereto, Vice President and Chief Operating Officer of Gulf Canada Resources Limited.	April 27, 2005	42,778 / 139,804(9)
Robert R. Rooney(2)(3) Director Calgary, Alberta, Canada	Corporate Director since November 2005; prior thereto, Partner of Bennett Jones LLP since 1992.	April 27, 2005	121,787 / 218,813(9)
Jeffrey T. Smith(1)(2) Director Calgary, Alberta, Canada	Corporate Director since 1998.	April 27, 2005	370,146 / 471,172(8)
Philip C. Swift(1)(3) Director Calgary, Alberta, Canada	Co-Chairman and Director of ARC Financial Corporation since June, 2003; prior thereto, President and CEO of ARC Financial Corporation.	April 27, 2005	41,028 / 41,028(10)

Notes:

(1) Member of the Audit and Finance Committee.

(2) Member of the Technical Committee.

(3) Member of the Human Resource and Governance Committee.

(4) As at March 5, 2007.

(5) Includes 76,500 options, 300,521 warrants and 36,667 performance shares.

(6) Includes 112,400 options.

(7) Includes 105,000 options, 439,025 warrants and 50,000 performance shares.

(8) Includes 63,000 options, 31,359 warrants and 6,667 performance shares.

(9) Includes 59,000 options, 31,359 warrants and 6,667 performance shares.

(10) Mr. Swift is co-chairman of ARC Financial Corporation. ARC Energy Fund 3 holds 2,918,795 shares, ARC Energy Fund 4 holds 1,454,309 shares and ARC Capital Ltd. Holds 3,233 shaes. ARC Financial Corporation beneficially holds 116,400 options.

APPOINTMENT OF AUDITORS

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of Deloitte & Touche LLP ("Deloitte"), Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the holders of common shares or until Deloitte is removed from office or resigns and to authorize the Board to fix the remuneration of Deloitte as auditors of the Corporation. Deloitte was appointed as auditors in April 2005.

The aggregate Deloitte fees billed to the Corporation for 2006 was $145,310 (2005 – $53,210) for audit and $26,590 (2005 - $18,210) non-audit services.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services proved to the Corporation.

OTHER BUSINESS

Management is not aware of any business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the common shares represented thereby in accordance with their best judgment on such matter.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of common shares to be issued upon exercise of outstanding options and performance shares issued pursuant to equity compensation plans, the weighted average price of such outstanding options and performance shares and the number of common shares and performance shares remaining for further issuance under equity compensation plans of the Corporation as at December 31, 2006.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Performance Shares	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity plans approved by shareholders			
Stock options	1,733,800	5.31	1,164,558
Performance shares[(1)]	280,582	N/A	–
Equity plans not approved by shareholders	–	–	–
Total	2,014,382		1,164,558

Notes:

(1) The number of common shares issuable under the Performance Share Plan has been estimated using a price per common share of $6.83 on December 29, 2006 (final trading day in 2006). Recipients of the performance shares paid $0.01 for each performance share. The performance shares will be converted into the percentage of a Cordero common share based on the closing price of Cordero common shares on the trading day prior to the conversion date less $2.87, if positive, divided by the closing price. In 2006, 241,967 performance shares were converted to 148,127 common shares. The remaining performance shares will automatically convert into Cordero common shares, half on April 29, 2007 and half on April 29, 2008.

On April 29, 2005, Resolute Energy Inc. transferred certain oil and gas interests to Cordero pursuant to a Plan of Arrangement ("the Plan") which included Esprit Energy Trust. As part of the Plan, shareholders authorized the maximum number of stock options, SARs and performance shares issued not to exceed 10% of the basic shares outstanding. At December 31, 2006, Cordero had 33,822,913 basic common shares outstanding as well as 483,933 performance shares. The Company had established a share appreciation rights plan under which rights were available for grant from April 29, 2005 through October 29, 2006. No share appreciation rights were granted within this specified period therefore the rights under this plan have been terminated.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid to Executive Officers during the period March 30, 2005, the date Cordero was incorporated, to December 31, 2006. Included are the Corporation's Chief Executive Officer and Chief Financial Officer and each of the Corporation's other Executive Officers who received total annualized remuneration in excess of $150,000 during the period, determined on the basis of base salary and bonuses (collectively, the "Executive Officers").

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name, Present Office Held and Principal Occupation	**Period Ended(1)**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(2)**	**Securities Under Stock Options Granted (#)(3)(4)/ Performance Shares Granted (#)(5)**	**Value of Shares Subject to Resale Restrictions ($)(6)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
David V. Elgie President and Chief Executive Officer	Dec. 31, 2006 Dec. 31, 2005	200,000.00 73,433.28	70,000 150,000	—	30,000 / — 75,000 / 75,000	1,168,224 1,601,883	—	—
Richard Gleasure Vice President Engineering and Chief Operating Officer	Dec. 31, 2006 Dec. 21, 2005	160,000.00 93,433.28	60,000 110,000	—	30,000 / — 60,000 / 55,000	459,930 630,662	—	—
C. Dean Setoguchi Vice President and Chief Financial Officer	Dec. 31, 2006 Dec. 31, 2005	160,000.00 73,433.28	70,000 110,000	—	30,000 / — 70,000 / 71,900	984,250 1,349,616	—	—

Notes:

(1) Cordero was incorporated on March 30, 2005 and commenced operations April 30, 2005. Therefore, the Compensation Table for the year-ended December 31, 2005 reflects the compensation paid in respect of the period April 30, 2005 to December 31, 2005.

(2) "Other Annual Compensation" did not exceed $50,000 or 10% of total annual salary and bonus for any of the Executive Officers.

(3) Options granted in 2005 were granted on May 13, 2005, vest over 3 years and are exercisable at a price of $4.43 per share for a period of 5 years from the date of grant.

(4) Options granted in 2006 were granted on March 3, 2006, vest over 3 years and are exercisable at a price of $6.18 per share for a period of 5 years from the date of grant.

(5) Represents performance shares issued to the Executive Officers pursuant to the Performance Share Plan of the Corporation. Each performance share was issued at $0.01 per share and will be convertible into the percentage of a common share equal to the closing trading price of the common shares on the Toronto Stock Exchange or such other stock exchange on which the common shares are listed on the trading day prior to such conversion ("Closing Price") less $2.87, if positive, divided by the Closing Price. The performance shares were granted on a one-time basis on April 29, 2005 and automatically convert into Cordero common shares as to one third on each of the first, second and third anniversary dates of April 29, 2005 so long as the holder is a service provider to the Corporation on such date. Upon a holder ceasing to be a service provider, the Corporation may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Closing Price less $2.87 is not positive on any conversion date, the Corporation will, subject to applicable law, redeem the performance share that would have otherwise been converted at a redemption price of $0.01 per share.

(6) Shares subject to resale restrictions includes 295,006 (2005 – 442,509) shares held by David Elgie valued at $2,014,891 (2005 - $2,871,773). Mr. Gleasure currently has 116,144 (2005 – 174,216) shares subject to resale restrictions valued at $793,264 (2005 – 1,130,662). Mr. Setoguchi currently has 248,548 (2005 – 372,822) shares subject to resale restrictions valued at $1,697,583 (2005 - $2,419,615). The values in the table are based on closing prices on the last day of each year which were $6.83 in 2006 and $6.49 in 2005 less the $2.87 paid for each share. The current restricted shares will be eligible for resale as to 50% on April 29, 2007 and 50% on April 29, 2008.

Other than the Cordero's Stock Option Plan, Performance Share Plan and Stock Appreciation Rights Plan, there is no other long-term incentives or actuarial plans in place.

Stock Option Plan

Under the Stock Option Plan, the Board of Directors may from time to time grant directors, officers, employees or service providers of the Corporation or subsidiaries of the Corporation, options to purchase common shares of Cordero. Options can be exercisable for up to ten years and vesting limitations are imposed by the Board at the time of grant. Generally, options are granted for a term expiring on the fifth anniversary of the date of grant and vest as to one-third on each of the first, second and third anniversaries following the date of grant.

The aggregate number of common shares reserved for issuance under the Stock Option Plan, SAR Plan and Performance Share Plan is currently fixed at a rolling maximum of 10% of the basic number of issued and outstanding common shares. At March 5, 2007, 1,733,800 options to acquire 1,733,800 common shares were outstanding, representing 5.1% of the outstanding common shares.

The number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan, shall not exceed 10% of the issued and outstanding shares. The number of shares issued to insiders under this Plan, within a one-year period shall not exceed 10% of the issued and outstanding shares. The Stock Option Plan also provides that the number of shares issued to any one insider and such insider's associates under this plan, within a one-year period, shall not exceed 5% of the outstanding issue of shares.

Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time that the option is granted, but not at a discount to the market price. The market price shall be the volume-weighted average trading price of the shares based on the volume-weighted average of the five trading days preceding the date of the grant.

If the recipient of an option to purchase common shares ceases to be an eligible participant under the Stock Option Plan for any reason other than death, permanent disability or normal retirement, then options held by such a recipient will terminate either 90 days after they cease to be an eligible participant or the expiration or such options, whichever is earlier.

If the recipient of an option to purchase common shares ceases to be an eligible participant under the Stock Option Plan by reason of death, permanent disability or normal retirement, then options held by such a recipient will terminate either 12 months after they cease to be an eligible participant or the expiration of such options, whichever is earlier.

The Board of Directors may amend the Stock Option Plan, subject to obtaining all regulatory and stock exchange approvals and, when required by the Toronto Stock Exchange, shareholder approval, provided that no amendment may materially adversely affect the rights of any participant already granted options under the Plan without consent of the participant. Shareholders' approval shall be obtained in respect of any amendment to reduce the Exercise Price for options or to extend the period for exercise of options. Options granted under the Stock Option Plan are not transferable or assignable by the recipient other than by the recipient's will or applicable law in the event of the death or permanent disability of such a recipient.

In the event of a "change of control" (as defined in the *Stock Option Plan* of Cordero), a Service Provider shall be entitled to convert in full or in part any unexpired options into Cordero common shares, whether vested or not, until the expiration of the option period, the expiration of ninety (90) days after the date of termination of the employment of the Service Provider with Cordero or any subsidiary thereof or ninety (90) days after the cessation or termination of the Service Provider as a director, officer or consultant of Cordero or any subsidiary thereof, whichever first occurs.

Performance Shares

In 2005, Cordero issued on a one-time basis, 725,900 performance shares and as at March 5, 2007, 483,933 remained outstanding. Each performance share is convertible into the percentage of a Cordero common share equal to the closing trading price of the Cordero common shares on the TSX or such other stock exchange on which the Cordero common shares are listed on the trading day prior to such conversion (the "Cordero closing price") less "market value" of $2.87 if positive, divided by the Cordero closing price. The remaining performance shares will automatically convert into Cordero common shares as to 50% on each of April 29, 2007 and 2008 if the holder is a Service Provider on such date. Upon a holder ceasing to be a Service Provider, Cordero may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Cordero closing price less "market value" is not positive on any conversion date, Cordero will, subject to applicable law, redeem the Cordero performance shares that would have otherwise been converted at a redemption price of $0.01 per share.

In the event of a "change of control" (as defined in the performance share terms of Cordero), a Service Provider shall be entitled to convert, in full or in part, any unexpired performance shares into Cordero common shares, whether convertible or not, until the expiration of ninety (90) days after the date of termination of the employment of the Service Provider with Cordero or any subsidiary thereof or ninety (90) days after the cessation or termination of the Service Provider as a director, officer or consultant of Cordero or any subsidiary thereof, whichever first occurs.

Option/Performance Share Grants During 2006

The following table sets forth certain information respecting stock option grants made to Executive Officers during 2006.

Name	Options	% of Total Options Granted in 2006	Exercise Price Options ($/option)	Market Value of Common Shares Underlying Options ($/option)	Expiry Date
Current Officers					
David V. Elgie	30,000	4.8	6.18	6.18	March 3, 2011
Richard Gleasure	30,000	4.8	6.18	6.18	March 3, 2011
C. Dean Setoguchi	30,000	4.8	6.18	6.18	March 3, 2011

Aggregated Option/Performance Share Exercises during the Year Ended December 31, 2006 and Financial Year-End Option/Performance Share Values

The following table sets forth certain information respecting the numbers and realized values of exercised stock options and performance shares and the numbers and accrued value of unexercised stock options and performance shares of the Executive Officers as at December 31, 2006.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized at Exercise Date ($)	Options/Performance Shares at December 31, 2006 (#)		Value of In-the-Money Options/Performance Shares at December 31, 2006 ($)[(1)]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Current Officers						
David V. Elgie	—	—	35,000 / —	70,000 / 50,000	66,500 / —	133,000 / 198,000
Richard Gleasure	—	—	30,000 / —	60,000 / 36,667	54,500 / —	109,000 / 145,201
C. Dean Setoguchi	—	—	33,334 / —	66,666 / 47,933	62,502 / —	124,998 / 189,815

Note:

(1) Based on the closing share price of $6.83 as at December 29, 2006 (final trading day of 2006).

Employment Agreements

The Corporation does not have any employment agreements in place.

Compensation of Directors

Non-executive Directors excluding the Chairman collectively received $80,474 during 2006. Mr. Lemke received $90,000 for his role as Chairman for the year and a special bonus of $100,000 relating to 2005 when Mr. Lemke served as Executive Chairman, playing a critical role in the formation of and initial strategic plan for Cordero. The Corporation plans to establish compensation guidelines in the future. Directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Directors of Cordero are eligible to be granted options and performance shares. In 2006, non-executive Directors were granted options to purchase an aggregate of 112,500 common shares with an aggregate exercise price of $7.40 per share.

Directors' Liability Insurance

Cordero maintains a Directors' and Officers' Liability Insurance Policy for the benefit of our Directors and Officers. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of $25 million with a $50,000 deductible per occurrence. The cost of coverage for the most recent year was approximately $80,800.

Composition of the Compensation Committee

The Corporation's Human Resources and Governance Committee acts as the Corporation's Compensation Committee and is comprised of Messrs. Jackson, Rooney, Swift and Driscoll.

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Governance Committee considers and makes recommendations to the Board regarding the compensation arrangements for Executive Officers, including salaries, benefits, the establishment of bonus targets and allocation of bonuses and grants of stock options. The Committee takes into account corporate performance, corporation size, third party compensation data and information supplied by Management. The Human Resources and Governance Committee, guided by the Corporation's compensation philosophy, attempts to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation in order to attract, retain and motivate highly qualified personnel. By placing more emphasis on variable compensation, this guideline results in a greater portion of executive compensation being at risk and dependent upon increases in the performance and price of common shares.

The following comprise the components of executive compensation at Cordero.

Stock Based Compensation

A significant proportion of executive compensation is linked to stock based compensation. By placing more emphasis on stock based compensation, a greater portion of executive compensation is at risk and is dependent upon increases in the performance and price of common shares.

Share Ownership – Although there are no specified share ownership requirements, each of the executive officers have a significant investment in the Company. The executives, founding employees and key service providers of Cordero acquired a portion of their shareholdings through a private placement at the Company's inception on May 1, 2005. All of the shares were restricted from trading and a third become unrestricted each year over three years. Currently, two thirds of the private placement shares are currently restricted from trading.

Performance Warrants – A performance warrant was issued with each of the initial private placement shares. The performance warrants vest over three years and the performance conditions have been fulfilled. Currently, two thirds of the performance warrants remain unvested and the plan contains termination provisions in the event the holder ceases to be an employee, service provider or director of Cordero.

Performance Shares – Executives, founding employees and key service providers of Cordero received performance shares on a one-time basis at the Company's inception. A third of the performance shares convert each year over three years to Cordero common shares based on a predetermined formula. Currently, two thirds of the performance shares remain unvested and the plan contains redemption provisions in the event the holder ceases to be a service provider to Cordero.

Stock Option Plan - The Stock Option Plan is intended to reinforce Executive Officer and employee commitment to the long-term growth in profitability of Cordero and to the creation of shareholder value. The size of the annual stock option award to individual Executive Officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current performance of Cordero and the degree to which each Executive Officer's long-term potential and contribution will be key to the long-term success of Cordero. The Committee has flexibility in the determination of the size of the grant and, when making its decisions, takes into account all relevant circumstances including the value of Cordero's stock option grants in comparison with its competitors. The stock options typically vest over three years and have a five year term.

Annual Incentive Compensation

Annual incentive compensation is designed to link cash compensation levels to Cordero's achievement of corporate and individual goals. The plan provides for annual cash awards based on both corporate and individual contribution to Cordero's results, measured against objectives that are determined at the beginning of each year. The objectives include operations, financial and growth targets, and safety and environmental measures.

Bonus awards for the officers are determined by reference to Cordero's actual performance relative to objectives and individual contributions toward such performance. All awards made to Executive Officers are subject to the review and approval of the Board and are examined in absolute terms as well as in relation to peer company performance.

Total Compensation

If performance targets are exceeded, it is intended that the Executive Officers' total compensation be competitive with the total compensation levels of other top performing individuals within similar Canadian organizations and/or Canadian organizations with which Cordero competes for staff. The more senior the Executive Officer, the more closely total compensation is tied to the performance of Cordero as a whole. Accordingly, a higher proportion of the total compensation package is at risk for the Executive Officers.

2006 Executive Compensation

In determining the remuneration of Cordero Executive Officers for 2006, the Board of Directors utilized publicly disclosed data for comparable, like-sized companies within the Canadian oil and gas sector. Cordero participates in an annual third party survey in order to compare compensation data with similar size companies within the industry. The Board of Directors considered the long-term interests and financial objectives of Cordero.

The Human Resources and Governance Committee reviewed the total compensation for the Named Executive Officers and recommended the compensation plan for Board Approval in March, 2006.

In determining the allocation of the cash, bonus and stock option awards for 2006, the Committee considered the amount and terms of unvested stock options, performance shares, performance warrants and restricted shares held by executives. Since most of the securities held by the executives were either unvested or restricted, executive compensation for 2006 was weighted towards establishing a mid-level base compensation plan relative to industry peers.

Compensation of the Chief Executive Officer

Mr. Elgie's compensation is established with reference to competitive compensation data described above. The Committee makes recommendations to the Board regarding Mr. Elgie's compensation on the same performance-related basis as for other Executive officers. This includes consideration of corporate performance, production and reserves growth, capital efficiency measures, cash flow, cost control, capital expenditures and overall leadership. There was no formalized weighting given to any of the factors. Mr. Elgie's cash bonus was 53% lower than 2005, as a result of Cordero not meeting its performance targets specifically related to production growth, finding costs and recycle ratio.

Submitted by the Human Resources and Governance Committee:

S. Barry Jackson   Robert R. Rooney
Philip C. Swift   Donald P. Driscoll

PERFORMANCE GRAPH

The common shares were first listed for trading on the TSX on May 3, 2005. The following table and graph compares the yearly change in the cumulative total shareholder return since the date of listing on the TSX of a $100 investment in common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period.

The following graph illustrates changes from inception to December 31, 2006, in cumulative shareholder return, assuming an initial investment of $100 in common shares and compared to the S&P/TSX Composite Index and the S&P/TSX Energy Index.

Date	Cordero Energy Inc.	TSX/S&P Composite Index	TSX/S&P Oil &Gas Exploration & Production Index
May 3, 2005	$100.00	$100.00	$100.00
December 31, 2005	$144.22	$120.29	$148.72
December 31, 2006	$151.78	$137.75	$145.56



Value of a $100 Investment
May 3, 2005 through to December 31, 2006
$180.00
$170.00
$160.00
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
03-May-05
30-Jun-05
30-Aug-05
28-Oct-05
28-Dec-05
24-Feb-06
25-Apr-06
22-Jun-06
22-Aug-06
20-Oct-06
18-Dec-06
Cordero Energy Inc.
S&P TSX Composite Index
S&P TSX Oil & Gas Exploration and Production Index

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Director, Executive Officer or any associate of any such persons is, or has been, indebted to the Corporation since the beginning of the financial year ended December 31, 2006.

INTEREST OF INFORMED PERSONS

Other than as disclosed herein as part of the Plan of Arrangement, no informed person of the Corporation or proposed nominee for election as a director of the Corporation or any associate or affiliate of such informed person or proposed nominee has a material interest, direct or indirect, in any transaction of the Corporation since the beginning of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

Audit Committee information, disclosure of which is mandated by Multilateral Instrument 52-110 "Audit Committees" is included in the Annual Information Form of Cordero dated March 9, 2007 at Appendix E.

ADDITIONAL INFORMATION

Additional information in relation to Cordero is available on SEDAR at sedar.com. Copies of the Corporation's annual and interim financial statements, Annual Information Form, together with the management's discussion and analysis therein and the Corporation's Code of Conduct, may be obtained upon requests by contacting:

Investor Relations
Cordero Energy Inc.
Suite 2400, 255-5 Avenue S.W.
Calgary, Alberta T2P 3G6
Telephone: 403-265-7006
info@corderoenergy.com
www.corderoenergy.com

Financial information relating to Cordero's most recent completed financial period is provided in the Corporation's comparative consolidated annual financial statements and corresponding management's discussion and analysis.

CORPORATE GOVERNANCE PRACTICES

Composition of Board of Directors

The Board of directors, both individually and collectively are governed by the *Board of Directors Terms of Reference*. See Appendix A for the full *Board of Directors Terms of Reference*.

The Board of Directors (the Board) is comprised of eight directors in total and consists of six independent [1] directors as well as David Elgie (President and Chief Executive Officer) and Brian Lemke (Chairman). Mr. Elgie is considered to be non-independent by reason of being an officer of the corporation along with Brian Lemke who held an executive position at Cordero within the past three years. All remaining Directors are considered independent.

The Chairman of the Board is Brian Lemke who is not independent of the Corporation. Mr. Lemke served as Executive Chairman until May 2006 when his role changed to Chairman of Cordero. To ensure appropriate leadership is provided for independent directors, the Board has appointed Barry Jackson as Lead Director for the purposes of maintaining Board independence and assisting in the overall management of the Board.

The following Cordero directors are members of the Board of Directors for the respective reporting issuers as follows:

Cordero Director	Reporting Issuer
David V. Elgie	Norex Exploration Services Inc.
S. Barry Jackson	TransCanada Companies and Nexen Inc.
Douglas G. Manner	Rio Vista Energy Partners, Westside Energy Corporation and Irvine Energy PLC
Robert R. Rooney	MGM Energy Corp.
Jeffrey T. Smith	Compton Petroleum Corp. and Provident Energy Trust

Board of Directors Meetings

The Board's *Terms of Reference* require at least four meetings annually, with additional meetings as considered necessary for the purpose of governing the business and affairs of the Corporation. To facilitate open and candid discussion among independent directors, the Board is mandated to hold regular in camera sessions of the directors without management members or representatives present. The Board held seven in camera sessions in 2006.

Attendance for meetings held from January 1, 2006 to December 31, 2006 is as follows:

	Board Meetings Attended	Audit Committee Meetings Attended	HR / Governance Committee Meetings Attended	Technical Committee Meetings Attended
Donald P. Driscoll	11 of 11	5 of 5	3 of 3	–
David V. Elgie	11 of 11	–	–	–
S. Barry Jackson	11 of 11	–	3 of 3	4 of 4
Brian K. Lemke	11 of 11	–	–	–
Douglas G. Manner	9 of 11	5 of 5	–	4 of 4
Robert R. Rooney	11 of 11	–	3 of 3	4 of 4
Jeffrey T. Smith	11 of 11	5 of 5	–	4 of 4
Phillip C. Swift	11 of 11	5 of 5	3 of 3	–

Board of Directors Terms of Reference

The Board of Directors of the Corporation sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Corporation's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management. Management is responsible for developing long-term strategy and conducting the Corporation's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Corporation's business with the objective of preserving the Corporation's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Corporation towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

In fulfilling its primary responsibilities, the Board will:

- Oversee the overall development of the business of the Corporation by reviewing, discussing and approving the Corporation's strategic planning and organizational structure for the purposes of growth and preservation of the business of the Corporation and its underlying value;
- be responsible for the appointment, compensation and reviewing the development of the officers of the Corporation;
- assure processes are in place for the Corporation to meet its legal requirements and properly prepare, approve and maintain its documents and records;
- review and approve all the quarterly and annual financial statements of the Corporation and the communication of such results and operations to the shareholders;
- review the resources and procedures in place so that financial performance is adequately reported, obtain assurance the reporting is in accordance with applicable legislation and review procedures for timely reporting of significant or material developments;
- review and approve all of the annual statement of reserves data and other oil and gas information and reports thereon, the annual report, the management proxy circular, the annual information form and other material releases; and
- review risk management and mitigation, communication, planning, safety and environment and internal control integrity.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which is reproduced in their entirety in "Appendix A".

Orientation and Education of New Directors

The Board does not have a formal process to orientate new directors; however, steps are taken to ensure that new members understand the role of the Board, its committees and its directors as well as the nature and operation of Cordero's business. It is acknowledged that the Board is responsible for this and the Human Resources and Governance Committee is mandated to assist the Board with its oversight responsibilities regarding the orientation of new members. At inception, the Company's directors were familiar with Cordero's operations as all director members were members of the Board of Resolute Energy Inc., the company from which Cordero acquired its initial petroleum and natural gas interests. The Company has an *Orientation Manual* which includes mandates for the board and all committees. Updated operational and financial information is provided by management at each meeting. The Human Resources and Governance Committee's *Terms of Reference* includes assisting the Board with monitoring the development and implementation of an orientation program for all new members of the Board and a continuing education program for all directors.

Code of Conduct

A *Code of Conduct*, as approved by the Board, has been implemented for directors, officers, employees and consultants. All directors, officers, employees and certain key consultants have been provided with a copy of the code and are required to sign that they have read and acknowledged the Company's policies. The Board is required under the *Terms of Reference* to periodically monitor compliance with such policies and procedures. This is accomplished by way of inquiry with senior management and/or other relevant individuals. The Company also has a *Whistle-Blower Policy* whereby it is the responsibility of all employees, consultants, officers and directors to report inappropriate and/or illegal behavior within Cordero to an officer of the Company or directly to the Board of Directors.

The *Code of Conduct* requires that Directors conduct their business and affairs in a manner that ensures their private or personal interests do not interfere, or appear to interfere, with the interest of the Company including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, Directors shall immediately make full disclosure in an appropriate manner and the disclosing Director shall not participate in any decision or action in which there is a real or apparent conflict.

Committees

The Board of Directors has three committees: 1) the Audit Committee; 2) the Technical Committee; and 3) the Human Resources and Governance Committee. All committees have separate terms of reference governing committee responsibilities, duties and authorities.

Audit and Finance Committee Responsibilities

Members: The Audit and Finance Committee consists of Philip Swift (Chair), Donald Driscoll, Douglas Manner and Jeffrey Smith, all of whom are unrelated, independent directors. The Board has determined that all members of the Committee are "financially literate" as defined in Multilateral Instrument 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that can be reasonably be expected to be raised by the issuer's financial statements.

The Audit and Finance Committee is required to assist the Board in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee's primary duties and responsibilities are to:

- before release, review and recommend to the Board for approval and release, the Company's annual and interim financial statements, related management discussion and analysis and report to shareholders;
- before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms and press releases; reviewing and recommending to the Board for approval the Company's Annual Information Form;
- review all securities offering documents and all proposed debt instruments;
- review the framework of and periodically monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance, including confirmation that the Corporation and its officers have complied with regulations regarding certification and disclosure of such controls;
- monitor the independence and performance of the Corporation's external auditors;
- provide an avenue of communication among the external auditors, management and the Board;
- review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;
- review any problems or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

- review the implementation of and monitor the "Whistle-Blower Policy" to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;
- review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities;
- understand the Corporation's capital structure, financial risks and hedging strategy; and
- review the appointments for the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

Human Resources and Governance Committee Responsibilities

Members: The Human Resources and Governance Committee consists of Barry Jackson (Chair), Donald Driscoll, Robert Rooney and Philip Swift, all of whom are unrelated, independent directors.

The Human Resources and Governance Committee is required to assist the Board regarding Board size and composition including the candidate selection process and the orientation of new members. The Committee's *Terms of Reference* also include the responsibility of assisting the Board in fulfilling its oversight responsibilities and reporting to the Board regarding the following:

- appointing and compensating Executive Officers and approving succession plans for Executive Officers;
- approving and reporting to the Board respecting the Corporation's human resources policies for Executive Officers;
- overseeing the administration of the Corporation's compensation and benefits plans;
- all matters relating to corporate governance, including the stewardship role of the Board in respect of the management of the Corporation;
- Board size and composition, including the candidate selection process and the orientation of new members;
- such procedures as may be necessary to allow the Board to function independently of management; and
- reviewing and recommending to the Board for approval the Company's Management Proxy Circular, Proxy form and Notice of Meeting.

The Committee's mandated duties regarding compensation include:

- periodically reviewing and assisting in the establishment of corporate goals and objectives relevant to CEO compensation for approval by the Board;
- assisting in the review of the performance of the CEO in light of such corporate goals and objectives and recommending to the Board the CEO's annual compensation based on this evaluation;
- reviewing and recommending annually to the Board the annual compensation of the remaining executives of the Corporation;
- periodically reviewing and recommending to the Board any significant changes to the overall compensation program;
- periodically reviewing the adequacy and form of the compensation of directors to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director and to report and make recommendations to the Board accordingly; and

- periodically reviewing the terms of the Corporation's Stock Option Plan, Performance Share Plan and all other benefit, incentive and other compensation plans for officers and other senior management personnel of the Corporation, including bonus plans, option plans and profit sharing plans, and any amendments thereto, and recommend to the Board the establishment, review and approval of amendments from time to time to such plans, as the Committee may determine appropriate.

The Human Resources and Governance Committee is mandated to review the performance and contribution of individual Directors as circumstances require specifically the independence and financial literacy of Directors. There are no formal procedures for these assessments.

Technical Committee Responsibilities

Members: The Technical Committee consists of Jeffrey Smith (Chair), Barry Jackson, Douglas Manner and Robert Rooney, all of whom are unrelated, independent directors.

The Technical Committee is required to assist the Board in carrying out its oversight responsibility with respect to health safety and environment, petroleum and natural gas reserve matters and key operation matters. The Committee's primary duties and responsibilities are to:

- review the development and implementation of systems for the management of environment, health, and safety ("EH&S") responsibilities of the Corporation;
- review periodically and monitor the EH&S policies and activities of the Corporation on behalf of the Board, with a view to the Corporation's compliance with appropriate laws and legislation;
- assist the Board in respect of annual independent or internal reviews of the Corporation's petroleum and natural gas reserves;
- report to the Board on the Corporation's petroleum and natural gas reserves and recommend to the Board the acceptance and inclusion of the contents of the report from the Reserves Evaluator or senior engineering management on the Corporation's reserves data for filing with the regulatory authorities; and
- periodically review the Corporation's operations, production and reserves on behalf of the Board.

Position Descriptions

Chairman

The primary responsibility of the Chairman is to provide leadership to the Board to enhance Board effectiveness, specifically to ensure that the Board is organized properly, functions effectively and that the Board satisfies its obligations and responsibilities in all aspects of its work with the CEO, coordinates the affairs of the Board and, together with the CEO, ensures effective relations with Board members, shareholders, other stakeholders and the public.

Lead Director

Lead Director (the "Lead Director") of Cordero provides independent leadership to Cordero's Board. The Lead Director will facilitate the functioning of the Board independently of the Company's management and will also maintain and enhance the quality of Cordero's corporate governance practices.

Other significant responsibilities include reviewing with the Chair and CEO items of importance for consideration of the Board; as required consulting and meeting with any or all of Cordero's independent, unrelated directors with or without the Chair or CEO; serving as Board ombudsman so as to ensure that questions or comments of individual directors are heard and addressed; and facilitating the process of conducting director evaluations.

Audit Committee Chair
The Audit Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair maintains on-going communications with the CFO and also leads the Committee in overseeing the work of the Corporation's financial management team and the Corporation's external auditors.

Technical Committee Chair
The Technical Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair maintains on-going communications with the COO and also leads the Committee in overseeing the work of the Corporation's technical management team and the Corporation's independent technical evaluators.

Human Resources and Governance Committee Chair
The Human Resources and Governance Committee Chair is appointed annually by the Committee and reports to the Board. The Chair's primary role is managing the affairs of the Committee, including ensuring the Committee is organized properly, functions effectively and meets its obligations and responsibilities, including those matters set forth in the Mandate of the Committee. The Chair works with the Chairman of the Board and CEO of the Corporation to ensure effective relations with Committee members. The Chair's responsibility includes overseeing management's formulation of human resources, compensation and corporate governance policies and procedures.

President and CEO
The President and CEO reports to the Board of Directors of the Company and maintains open communication with the Chair of the Board. The President and CEO's primary responsibility is to provide overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction and the tactics and business plans necessary to realize corporate objectives. Other significant responsibilities include managing the overall business to ensure strategic and business plans are effectively implemented, ensuring results are monitored and reported to the Board and ensuring financial and operational objectives are attained.

APPENDIX A

CORDERO ENERGY INC.
BOARD OF DIRECTORS TERMS OF REFERENCE

Policy Statement

It is the policy of Cordero Energy Inc. (the "Corporation") to establish terms of reference for the Board of Directors (the "Board") of the Corporation to assist the Board to fulfill its responsibility to govern the management of, the business and affairs of the Corporation.

Composition

A majority of the directors shall be resident Canadian and shall be "independent", as such term is defined in section 1.4 of Multilateral Instrument 52-110 Audit and Finance Committee and any other applicable securities legislation.

Meetings and General Responsibilities

A. The Board will meet at least four times annually and at such other times as considered necessary for the purpose of governing the business and affairs of the Corporation. The Board will meet at least once each year to review the longer term strategies and prospects of the Corporation.

B. Information and data that is important to the Board's understanding of the business of the Corporation should be distributed to the Board on a timely basis in advance of the meetings. Care should be taken to ensure that the Board is not called upon too late in the decision making process.

C. As a general rule, presentations on specific subjects should be sent to the Board members in advance so that Board meeting time may be conserved and discussion time focused on questions that the Board has about the material.

D. The Chief Executive Officer will be responsible for the extent and quality of the information sent to Directors.

E. Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the information provided to the Committee by such persons or organizations, and (iii) representations made by management of the Corporation, independent counsel, and other advisors and experts to the Corporation and its subsidiaries.

F. Senior management should be invited to attend the Board meetings as appropriate to expose the Directors to key members of management and to provide additional insight into the items being considered by the Board.

G. The Board shall regularly hold in camera sessions of the Directors, without management members or representatives present, at Board meetings.

H. The Board has the responsibility to oversee management of the Corporation to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

I. The Board will review and approve the quarterly and annual financial statements of the Corporation and the communication of such results and operations to the shareholders.

J. The Board will oversee the overall development of the business of the Corporation by reviewing, discussing and approving the Corporation's strategic planning and organizational structure for the purposes of growth and preservation of the business of the Corporation and its underlying value.

K. The Board will be responsible for the appointment, compensation and reviewing the development of the officers of the Corporation.

L. The Board will review risk management and mitigation, communication planning, safety and environment, and internal control integrity.

M. The Board may discharge its responsibility for overseeing the management of the Corporation's business by delegating to management the responsibility for the day-to-day management of the Corporation and by reserving certain powers to itself. The Board will retain the responsibility of managing its own affairs, including selecting the Chair of the Board, nominating candidates for election to the Board, constituting committees of the Board and determining Director compensation. The Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board, subject to the Articles and By-Laws of the Corporation, applicable securities legislation and the *Business Corporations Act* (Alberta).

Specific Duties

To carry out its responsibilities, the Board will:

A. Legal Requirements

1. assure processes are in place for the Corporation to meet its legal requirements and properly prepare, approve and maintain its documents and records;
2. oversee the management of the business and affairs of the Corporation;
3. act honestly and in good faith with a view to the best interests of the Corporation;
4. exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances;
5. act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereto, the Corporation's Articles and By-Laws, and other relevant legislation and regulations;
6. comply with specific statutory duties and obligations (and potentially personal liability) set out in applicable legislation;
7. consider the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:
   (a) any submission to the shareholders of a question or matter requiring the approval of the shareholders;
   (b) filling of a vacancy among the Directors;
   (c) issuance of securities;
   (d) declaration of dividends;
   (e) purchase, redemption of any other form of acquisition of shares issued by the Corporation;
   (f) payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;
   (g) approval of management proxy circulars;
   (h) approval of any take-over bid circular or directors' circular;
   (i) approval of financial statements of the Corporation; and
   (j) adoption, amendment or repeal of By-Laws of the Corporation;
8. review and obtain assurance that the Corporation's disclosure of oil and gas reserves complies with applicable securities legislation, which in law may be delegated to a committee of the Board (the Corporation has delegated this role to the Technical Committee), subject to the requirement that the full Board meet with the Technical Committee and review and approve the content and filing of such disclosure in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and applicable securities legislation.

B. Governance

1. the Board shall oversee the implementation of appropriate structures and procedures to permit the Board to function independently of management; and
2. the Board shall be aware of and satisfy itself that the Corporation complies with applicable securities legislation or policies of the stock exchange on which the Corporation's securities are listed for trading regarding corporate governance.

C. Strategy Determination

1. review and approve the strategic plan as prepared by management.

D. Managing Risk

1. understand the principal risks of the Corporation's business, oversee the achievement of a proper balance between risks incurred by the Corporation and the potential return to shareholders, and review the systems in place to effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

E. Appointment, Training and Monitoring Senior Management

1. appoint the Chief Executive Officer (the "CEO"), monitor and assess CEO performance, determine CEO compensation and provide advice and counsel in the execution of the CEO's duties;
2. approve the appointment and remuneration of all Executive Officers of the Corporation;
3. satisfy itself that adequate provision has been made for training and developing management and for the orderly succession of management; and
4. satisfy itself as to the integrity of the CEO and other Executive Officers and that the CEO and other Executive Officers create a culture of integrity throughout the Corporation.

F. Reporting and Communication

1. satisfy itself that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;
2. review the resources and procedures in place so that the financial performance is adequately reported, obtain assurance the reporting is in accordance with applicable legislation and review procedures for timely reporting of significant or material developments;
3. review and, if applicable, obtain assurance that the financial results are reported in accordance with applicable legislation;
4. review procedures for the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
5. report annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year.

G. Monitoring and Acting

1. regularly monitor and satisfy itself that the Corporation operates at all times within applicable legislation and to proper ethical and moral standards;
2. approve corporate policies and periodically monitor compliance with such policies and procedures by which the Corporation is operated;
3. approve environmental policies and periodically monitor the application of appropriate environmental standards and legislation in the operations of the Corporation;
4. approve HS&E policies and periodically monitor the application of appropriate programs for the health and safety of its employees in the workplace;
5. monitor the Corporation's progress towards its goals and objectives and, if necessary, revise and alter its direction through management in response to changing circumstances;

6. take action when performance falls short of its goals and objectives or when other special circumstances warrant;
7. monitor the implementation of adequate internal control and information systems to ensure the effective discharge of the Board's responsibilities; and
8. periodically monitor the Corporation's internal control and management information systems after implementation.

H. The Board may perform any other activities consistent with this mandate, the Corporation's By-Laws or any other governing laws as the Board determines necessary or appropriate.

CORDERO ENERGY INC

PROXY SOLICITED BY MANAGEMENT
for the Annual General Meeting of Shareholders
to be held on Thursday, May 3, 2007

The undersigned holder ("Shareholder") of voting common shares ("Common Shares") of Cordero Energy Inc. ("Cordero") hereby appoints David V. Elgie, President and Chief Executive Officer of Cordero or failing him, C. Dean Setoguchi, Vice President and Chief Financial Officer and Corporate Secretary of Cordero, or instead of either of them, ______________________________, as proxy, with power of substitution, to attend, act and vote for and on behalf of the Shareholder with respect to all of the Common Shares held by the Shareholder, at the annual general meeting (the "Meeting") of the shareholders of Cordero to be held on Thursday, May 3, 2007 at 3:00 p.m. (Calgary time) at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, and at any adjournments thereof, and at every poll which may take place at the Meeting, with the same powers that the Shareholder would have if the Shareholder were present at the Meeting, or any adjournment of the Meeting. This Proxy is accompanied by a formal notice of the meeting (the "Notice") and a management proxy circular (the "Circular"), both dated March 12, 2007, providing more detailed information on the matters to be addressed at the Meeting. Without limiting the above proxy appointment, such proxy is instructed to vote at the Meeting as follows:

1. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Cordero for the ensuing year and authorizing the directors of Cordero to fix their remuneration.

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors of Cordero as set forth in the Circular.

3. On any other matters that may properly come before the Meeting.

THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON THE ITEMS ABOVE AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE BOXES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE MEMBER HAD VOTED "FOR" THE FOREGOING MATTERS.

IF THE SHAREHOLDER DOES NOT WANT TO APPOINT EITHER OF THE INDIVIDUALS NAMED IN THIS PROXY, THEY SHOULD STRIKE OUT SUCH NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON THEY WISH TO ACT AS THEIR PROXY, WHO DOES NOT NEED TO BE A SHAREHOLDER OF CORDERO.

THE SHAREHOLDER ALSO HEREBY CONFERS DISCRETIONARY AUTHORITY ON HIS OR HER PROXY TO VOTE THE SHAREHOLDER'S SHARES IN THE PROXY'S DISCRETION ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND ON ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING (PLEASE STRIKE OUT THIS SENTENCE IF SUCH DISCRETIONARY AUTHORITY IS NOT TO BE GRANTED).

This Proxy must be dated and signed by the Shareholder or by his or her attorney, duly authorized by them in writing, or, in the case of a corporation, executed by a duly authorized officer or officers or attorney for the Corporation. If this Proxy is not dated, it shall be deemed to bear the date on which the Circular was distributed by Cordero to the holders of Common Shares.

For this Proxy to be effective, it must be deposited with Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1, (fax number: 403-233-2857) at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of the Meeting at which the person named in this Proxy intends to vote.

The Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

Dated ______________________________, 2007

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

This signature should be exactly the same as the name in which the Common Shares represented hereby are registered. Joint owners should each sign. Executors, administrators and trustees, etc. should attach evidence of their authority and a corporation affix its seal hereto.

FILE No: 82-34983

CORDERO ENERGY INC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders (the "Meeting") of Cordero Energy Inc. ("Cordero") will be held at 3:00 p.m. (Calgary time) on Thursday, May 3, 2007 in the Royal Room of The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the annual financial statements for the year ended December 31, 2006 and the auditors' report thereon;
2. to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
3. to elect directors for the ensuing year; and
4. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

Specific details of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Transfer Agent of the common shares of Cordero, Valiant Trust Company, Suite 310, 606 Fourth Street S.W., Calgary, Alberta, T2P 1T1 (fax number: 403-233-2857). To be valid and used, properly executed proxies must be received by the Transfer Agent at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns common shares of Cordero registered in different names or addresses, each proxy form should be completed and returned. The share transfer books of Cordero will not be closed, but the Board of Directors of Cordero has fixed March 23, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of March 12, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *David V. Elgie*

David V. Elgie
President and Chief Executive Officer

FILE No: 82-34983

Form 52-109F1

Certification of Annual Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2007

"signed"
David Elgie
President and Chief Executive Officer

Form 52-109F1

Certification of Annual Filings

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 12, 2007

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer

FILE No: 82-34983

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:	**Cordero Energy Inc.**
Financial Year Ending, used in calculating the participation fee:	**December 31, 2006**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		33,822,913
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$6.72
Market value of class or series	=	$227,289,975
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		N/A
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		N/A
(Repeat for each class or series of corporate debt or preferred shares)		N/A
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$227,289,975
Total fee payable in accordance with Appendix A of the Rule		$6,700

END